 Exhibit 99.1

THE TORONTO-DOMINION BANK
Notice of 2023 annual meeting of common shareholders and management proxy circular
Annual meeting April 20, 2023

The Toronto-Dominion Bank
Notice of Annual Meeting of Common Shareholders
WHEN
Thursday, April 20, 2023
9:30 a.m. (Eastern time)
WHERE
In person:
The Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario.
Via live webcast online or by telephone:
You will be able to attend The Toronto-Dominion Bank’s (“TD or the “bank”) annual meeting virtually via live webcast online and via live audio-only access by telephone. Details for the webcast and phone line can be found here: www.td.com/annual-meeting/2023.
BUSINESS OF THE MEETING
At the meeting, shareholders will be asked to:
1.
Receive the financial statements for the year ended October 31, 2022, and the auditor’s report on the statements

2.
Elect directors

3.
Appoint the auditor

4.
Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.
Consider the shareholder proposals set out on pages 80 to 88 of the management proxy circular

6.
Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 10 of the management proxy circular.
Holders of common shares on February 21, 2023 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) restrictions. There were 1,830,023,300 common shares of The Toronto-Dominion Bank outstanding on February 21, 2023.
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Superintendent of Financial Institutions Canada, the bank is using notice-and-access to deliver the management proxy circular to its registered and non-registered (beneficial) shareholders. This means that the management proxy circular is being posted online for you to access rather than being mailed out. The management proxy circular is available at www.meetingdocuments.com/tsxt/td/, on the bank’s website at www.td.com, or on SEDAR at www.sedar.com. If you prefer to have a paper copy, you can request one from the bank’s transfer agent in the manner described on page 8 of the management proxy circular.
Your vote is important. If you cannot attend the meeting, you are encouraged to vote your shares. To ensure your vote is counted, proxies must be received by the bank’s transfer agent or corporate secretary at least 24 hours prior to the meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the management proxy circular.
By order of the Board of Directors
Gwen Hughes
Corporate Secretary
Toronto, Ontario, Canada
February 21, 2023

Dear Shareholders,
Please join us at The Toronto-Dominion Bank’s (“TD” or the “bank”) 167th annual meeting of common shareholders on April 20, 2023.
We look forward to the annual meeting as an opportunity to review the accomplishments and challenges of the past year, discuss the year ahead, and hear directly from the bank’s shareholders.
We encourage you to read this management proxy circular and vote your shares, regardless of whether or not you plan to attend the meeting virtually or in-person. This circular describes the business to be conducted at the meeting and provides you, the bank’s shareholders, with information on the bank’s approach to executive compensation and to corporate governance. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the form of proxy or voting instruction form.
If you are able to attend the meeting, whether virtually or in person, there will be an opportunity to ask questions.
If attending virtually, registered shareholders and non-registered (beneficial) shareholders, acting directly or through their duly-appointed proxyholders, will be able to participate, ask questions, and vote “in real time” at the meeting through the webcast portal by following the procedures set out in the management proxy circular.
If you are unable to attend virtually or in person, there are other ways that you can watch or listen to the meeting live or by replay at a later time:
•
Live Webcast and Live Audio: Details for the webcast and live audio can be found here: www.td.com/annual-meeting/2023

•
Replay: A recorded version of the meeting will be available on the bank’s website following the meeting also at www.td.com/annual-meeting/2023

We look forward to hearing directly from shareholders at the meeting on April 20th and we hope that you will be able to participate.
Sincerely,

Brian M. Levitt Board Chair	Bharat B. Masrani Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the Board Chair, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the Board Chair.

MANAGEMENT PROXY CIRCULAR
WHAT’S INSIDE

All information in this management proxy circular (the circular) is as of February 21, 2023, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the bank and TD refer to The Toronto-Dominion Bank, you and your refer to holders of the bank’s common shares, and common shares and shares refer to the bank’s common shares.

Financial information about the bank is found in its comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2022 (MD&A). Financial information and additional information about the bank are available on the bank’s website (www.td.com), SEDAR (www.sedar.com), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov),or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 116 of this circular.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   1

ACCESSING THE MEETING VIRTUALLY
Registered shareholders and non-registered (beneficial) shareholders who do not attend the meeting in person may, acting directly or through their duly-appointed proxyholders, participate, ask questions, and vote “in real time” at the meeting through the below-referenced webcast portal by following the procedures set out below under the heading “Voting Information”. You may also simply watch the live virtual meeting via the webcast portal or listen to the live audio feed via telephone. You can also watch the replay at a later time as indicated below.
•
Live Webcast and Live Audio: Details for the webcast and live audio can be found here: www.td.com/annual-meeting/2023

•
Replay: A recorded version of the meeting will be available on the bank’s website following the meeting at www.td.com/annual-meeting/2023

For information on how to vote your shares, please see the “Voting Information” section of this circular.
VOTING INFORMATION
PROXY SOLICITATION
This circular is provided in connection with management’s solicitation of proxies for the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted by telephone, in writing or in person by directors, officers and employees of the bank. The bank intends to retain TMX Investor Solutions Inc. to help us with this process, at an estimated cost of $40,000. The bank pays the costs associated with soliciting proxies.
WHO CAN VOTE
On February 21, 2023, the date for determining which shareholders are entitled to vote at the meeting, there were 1,830,023,300 common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the Bank Act) restrictions. Shares cannot be voted if they are beneficially held by:
•
the Government of Canada or any of its agencies

•
the government of a province of Canada or any of its agencies

•
the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•
any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.
Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.
HOW MANY VOTES DO YOU GET
You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 21, 2023, subject to the restrictions described above.
HOW TO VOTE
How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank’s shareholders are ‘beneficial owners’ who are non-registered shareholders.
	Beneficial Shareholders	Registered Shareholders
Type of shareholder
You are a beneficial shareholder if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the shares registered in your own name.
You have various options for voting. You may vote in advance of the meeting, during the meeting (in person or

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System (DRS) in the United States.
You have various options for voting. You may vote in advance of the meeting, during the meeting (in person or virtually), or you may appoint another

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	Beneficial Shareholders	Registered Shareholders

virtually), or you may appoint another person, called a proxyholder, to attend the meeting (in person or virtually) and vote on your behalf (see the section on “Appointing a Different Proxyholder” below for details). Carefully follow the instructions below for the option you select.

person, called a proxyholder, to attend the meeting (in person or virtually) and vote on your behalf (see the section on “Appointing a Different Proxyholder” below for details). Carefully follow the instructions below for the option you select.

To vote in advance of the meeting
You must follow the instructions on the voting instruction form you received and return it using one of the following methods:
By Internet:
Go to the following website: www.proxyvote.com and vote using the unique control number located on your voting instruction form.
By Mail:
Using the envelope provided, send the duly completed, signed and dated (on the back) voting instruction form by mail.
By Phone:
Call 1-800-474-7493 (for service in English) or 1-800-474-7501 (for service in French).
By Fax:
Send the duly completed, signed and dated voting instruction form by fax to 905-507-7793 or 514-281-8911.
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 18, 2023, one business day before the proxy deposit date, which is April 19, 2023. Refer to the instructions on your voting instruction form.

You must follow the instructions on the form of proxy you received and return it using one of the following methods:
By Internet:
•
If you hold a share certificate, go to the following website: www.meeting-vote.com and vote using the control number located on your form of proxy.

•
If you hold your shares via the DRS, go to the following website: www.investorvote.com/TDM and vote using the control number located on your form of proxy.

Voting will be available until 9:30 a.m. (Eastern) on April 19, 2023.
By Email:
•
If you hold a share certificate, you can vote by email by completing, signing and dating the proxy, and then scanning and emailing both sides to proxyvote@tmx.com.

•
If you hold your shares via the DRS, email voting is not available.

By Fax:
You can vote by completing, signing and dating (on the back) the form of proxy and sending it by fax to:
•
If you hold a share certificate, 416-368-2502 or 1-866-781-3111 (toll-free in Canada and the United States)

•
If you hold your shares via the DRS, 1-866-405-9259.

By Mail:
If you hold a share certificate or hold your shares via DRS, using the envelope provided, send the duly completed, signed and dated (on the back) form of proxy by mail.
To be valid, your form of proxy must be received by your transfer agent by 9:30 a.m. (Eastern) on April 19, 2023, the proxy deposit date.

To vote in person at the meeting
Either (a) insert your name in the space provided or mark the appropriate box on the enclosed voting instruction form to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise permitted by your intermediary; or (b) if your intermediary makes this option available, go to www.proxyvote.com and enter your control number listed on the voting instruction form and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person
Do not complete the form of proxy or return it. Please register with the bank’s transfer agent, TSX Trust Company, when you arrive at the meeting.
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	Beneficial Shareholders	Registered Shareholders
at the meeting. Please register with the bank’s transfer agent, TSX Trust Company, when you arrive at the meeting.
To vote via Internet during the meeting
If you wish to exercise your voting rights virtually during the meeting, you will need to appoint yourself as proxyholder and register by following these instructions.
Step 1: To register as your proxyholder, either:
(a) insert your name as proxyholder in the space provided for this purpose on the voting instruction form that you received; sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or
(b) if your intermediary makes this option available, go to www.proxyvote.com and enter the control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote.
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 18, 2023, one business day before the proxy deposit date, which is April 19, 2023. Refer to the instructions on your voting instruction form for more details.
Step 2: Contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or call 1-866-751-6315 or (647) 252-9650 no later than 3:00 p.m. (Eastern) on April 19, 2023, to obtain a control number, which you will need in order to attend and vote at the virtual meeting.
Step 3: Once you have registered as a proxyholder and obtained a control number from TSX Trust Company, you must follow these instructions on the day of the meeting. The bank recommends that you begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2023.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once you are logged in, click the “Vote” link located on the left menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password td2023 (case sensitive).

If you wish to exercise your voting rights virtually during the meeting, do not complete the form of proxy or return it, and follow these instructions.
You must follow these instructions on the day of the meeting. The bank recommends that you begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2023.

2.
Click on the webcast link.

3.
Select “Shareholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once you are logged in, click the “Vote” link located on the left menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (found on the form of proxy).

6.
Enter the password td2023 (case sensitive).

7.
Then follow the instructions to vote when prompted.

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	Beneficial Shareholders	Registered Shareholders
7. Then follow the instructions to vote when prompted.
Caution regarding live voting at the virtual webcast meeting
Once you log into the virtual meeting and accept the terms and conditions, if you proceed to vote during the meeting on one or more of the matters submitted for a vote at the meeting, you will be agreeing to revoke all previously submitted proxies for the meeting in respect of such matter or matters. You must ensure you are connected to the Internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting.

Changing your vote	Please contact your intermediary for instructions on how to revoke your voting instructions.
If you have signed and returned the form of proxy, you may revoke it by delivering written notification to the bank’s corporate secretary in any of the ways indicated on the form of proxy not later than 5:00 p.m. (Eastern) on April 19, 2023, or to the Chair of the meeting before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.
If you voted online in advance of the meeting and you wish to change your voting instructions, please proceed to re-enter your vote using your control number by following the instructions on the form of proxy you received and using any of the methods listed above.

Attending virtually as a guest
Guests can log into the webcast portal to view the virtual meeting, but are not able to vote at the meeting. To log in as a guest, the bank recommends you begin the following at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2023.

2.
Click on the webcast link.

3.
Select “Guest” under the “Relationship to Bank” header on the webcast registration page and complete the requested information. You will automatically be directed to the virtual meeting after this step.

APPOINTING A DIFFERENT PROXYHOLDER
You can appoint a different proxyholder to attend the annual meeting virtually or in-person, if you are a registered shareholder or non-registered (beneficial) shareholder.
The persons named as proxyholders in the form of proxy or voting instruction form are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by TSX Trust Company or the bank’s corporate secretary at least 24 hours before the meeting (9:30 a.m. (Eastern) on April 19, 2023). Contact information for the bank’s transfer agent is provided on page 116 of this circular. Contact information for the corporate secretary is set out under the heading “Shareholder Proposals” on page 11 of this circular.
Virtual Attendees
Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

You will need to appoint your designee as proxyholder and register by following these instructions.
Step 1: To register your proxyholder, either:
(a) insert your designee’s name as proxyholder in the space provided for this purpose on the voting instruction form that you received; sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by

You will need to appoint your designee as proxyholder and register by following these instructions.
Step 1: To register your proxyholder:
Check the appropriate box on the voting instruction form provided by your intermediary and return the voting instruction form in a manner permitted by your intermediary, thereby requesting a legal proxy to be sent to you.

If you wish to appoint a designee to represent you and vote online at the virtual meeting, you must follow the following steps:
Step 1: Appoint your proxyholder by entering their name in the space provided for this purpose on the form of proxy that you received, and return the form of proxy by 9:30 a.m. (Eastern) on April 18, 2023 using one of the methods mentioned above under “To vote in

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   5

Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

your intermediary; or
(b) if your intermediary makes this option available, go to www.proxyvote.com and enter your control number listed on the voting instruction form and insert your designee’s name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for your designee to vote.
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 18, 2023, one business day before the proxy deposit date, which is April 19, 2023. Refer to the instructions on your voting instruction form for more details.
Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or by calling 1-866-751-6315 or (647) 252-9650 by 3:00 p.m. (Eastern) on April 19, 2023 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. The bank recommends that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2023.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the left menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password td2023 (case sensitive).

7.
Then follow the instructions to vote when prompted.

Please follow your intermediary’s instructions and deadline to obtain a legal proxy.
Once the legal proxy is obtained from your intermediary, please forward the document to TSX Trust Company no later than 9:30 a.m. (Eastern) on April 18, 2023.
Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or by calling 1-866-751-6315 or (647) 252-9650 by 3:00 p.m. (Eastern) on April 19, 2023 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. The bank recommends that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2023.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the left menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password td2023 (case sensitive).

7.
Then follow the instructions to vote when prompted.

advance of the meeting”.
Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-
number-request or by calling 1-866-751-6315 or (647) 252-9650.
by 3:00 p.m. (Eastern) on April 19, 2023 to obtain a control number to attend the meeting.
Step 3: Once you have registered your designee as a proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. The bank recommends that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2023.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the left menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password td2023 (case sensitive).

7.
Then follow the instructions to vote when prompted.

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In-Person Attendees
Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)	Registered Shareholders

Insert the person’s name in the blank space provided in the voting instruction form provided by your intermediary.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

Check the appropriate box on the voting instruction form provided by your intermediary, thereby requesting a legal proxy to be sent to you.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.
In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.

Insert the person’s name in the blank space provided in the form of proxy or complete another legal form of proxy.
Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.

HOW YOUR PROXY WILL BE VOTED
If you are eligible to vote and you have properly given voting instructions in your proxy form or voting instruction form, the proxyholder will be required to vote your common shares in accordance with your instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.
If you appoint the persons designated in the form of proxy or voting instruction form as the proxyholder then, unless otherwise specified, your shares will be voted at the meeting as follows:
•
FOR the election of each nominee set out under the heading “Director Nominees”;

•
FOR the appointment of Ernst & Young LLP as auditor;

•
FOR the approach to executive compensation disclosed in the “Report of the Human Resources Committee (HRC)” and “Approach to Executive Compensation” sections of this circular; and

•
AGAINST each shareholder proposal set out on pages 80 to 88.

QUESTIONS
Shareholders attending the meeting online can ask questions during the meeting in writing at any time until the Chair of the meeting closes the Q&A session. Participants attending the meeting in-person or via telephone will be able to ask questions during the meeting. Questions dealing with similar topics or issues may be grouped, summarized and addressed with one response. More information, including the rules of procedure and how to ask questions at the meeting, will be made available at www.td.com/annual-meeting/2023 in advance of the meeting.
ADDITIONAL INFORMATION
For additional information regarding how to vote, attending the meeting online (including technical and logistical issues related to accessing the meeting online) or other general proxy matters, please call the bank’s Canadian transfer agent, TSX Trust Company, at 1-800-387-0825 (Canada and the United States) or 416-682-3860 (other countries).
SHAREHOLDER APPROVAL
A simple majority of the votes cast, in person, online or by proxy, will constitute approval of each matter specified in this circular.
AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING
The form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   7

come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in their discretion.
VOTING CONFIDENTIALITY
To keep your vote confidential, proxies are counted and tabulated by TSX Trust Company. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.
VOTING RESULTS
Voting results of the meeting will be available shortly after the meeting on the bank’s website (www.td.com/annual-meeting/2023) and at www.sedar.com and www.sec.gov.
DELIVERY OF MEETING MATERIALS
Notice-and-Access
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, the bank is using notice-and-access to deliver its circular to registered and non-registered shareholders. The bank is also using notice-and-access to deliver its annual report to its non-registered (beneficial) shareholders.
This means that, instead of receiving a paper copy of the meeting materials, you will receive a notice explaining how to access these materials online. You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. Notice-and-access helps reduce printing and postage costs and contributes to the protection of the environment by reducing paper and energy use.
The meeting materials are available at https://www.meetingdocuments.com/tsxt/td/, on the bank’s website at www.td.com, or on SEDAR at www.sedar.com. If you prefer to have a paper copy, you can request one from the bank’s transfer agent in the manner described below. A copy of the meeting materials will be sent to you (at no cost to you) within three business days of your request.
How to request a paper copy of the meeting materials
Upon request, the bank will provide a paper copy of the meeting materials to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR. Here is how you can request a paper copy.
Before the Meeting
At www.meetingdocuments.com/tsxt/td/ or call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.
After the Meeting
Call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
If your request is made before April 20, 2023 (the date of the meeting), the meeting materials will be sent to you within three business days of receipt of your request. If the request is made on or after April 20, 2023, the meeting materials will be sent to you within ten calendar days of receiving your request.
To ensure receipt of the paper copy in advance of the voting deadline and meeting date, the bank estimates that your request must be received no later than 4:45 p.m. (Eastern time) on April 10, 2023 (this factors the three business day period for processing requests as well as typical mailing times).
Paper copies of the meeting materials will also be available at the meeting.
Who to contact if you have questions about notice-and-access
If you have any questions please call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
8   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS
The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular, the notice-and-access notice, form of proxy or voting instruction form for beneficial owners and registered shareholders. Shareholders who have enrolled in e-delivery will be notified via e-mail when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends on whether you are a beneficial or registered shareholder. The chart below outlines the process by which shareholders can sign up for e-delivery.
	Before the Meeting	After the Meeting
Registered Shareholders (Certificate)	Call the bank’s Canadian transfer agent TSX Trust Company at 1-888-433-6443	Sign-up for e-delivery at services.tsxtrust.com/edelivery or by contacting TSX Trust Company (contact information is provided on page 116 of this circular) for further instructions.
Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign-up for e-delivery at www.computershare.com/ investor or by contacting Computershare (contact information is provided on page 116 of this circular) for further instructions.
Beneficial Owners	Go to www.proxyvote.com and use the control number provided on your voting instruction form.	Contact your intermediary for a unique enrollment number and further instructions.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   9

BUSINESS OF THE MEETING
RECEIVE FINANCIAL STATEMENTS
The bank’s comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2022 (the 2022 MD&A), together with the auditor’s report on those statements, will be presented to the bank’s shareholders at the meeting. These documents are included in the bank’s 2022 annual report, which has been made available to shareholders through notice-and-access and is available at www.td.com, www.sedar.com, and in the bank’s annual report on Form 40-F at www.sec.gov.
ELECT DIRECTORS
The 14 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee. All nominees are currently directors of the bank. Information about each nominated director can be found in the “Director Nominees” section of this circular. The bank’s majority voting policy is described in Schedule A to this circular.
Unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).
The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.
APPOINT AUDITOR
The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders’ auditor) until the close of the next annual shareholders’ meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders’ auditor. EY was appointed as the shareholders’ auditor for the year ended October 31, 2022, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions.
The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.
PRE-APPROVAL POLICIES AND SHAREHOLDERS’ AUDITOR SERVICE FEES
The bank’s audit committee has implemented a policy restricting the services that may be performed by the shareholders’ auditor for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders’ auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditor service fees, see the bank’s 2022 annual information form (www.td.com/investor/other.jsp or www.sedar.com).
The fees paid to EY, the current shareholders’ auditor, for services performed during the past three fiscal years are detailed in the table below.
	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2022	2021	2020
Audit fees(1)	$31,922	$28,530	$28,283
Audit-related fees(2)	3,088	1,502	1,334
Tax fees(3)	1,093	913	1,481
All other fees(4)	126	1,103	1,680
Total Bank and Subsidiaries	$36,229	$32,048	$32,778
Investment Funds(5)	4,907	3,060	2,970
Total Fees	$41,136	$35,108	$35,748
10   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

(1)
Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements including the audit of internal control over financial reporting, the audit of its subsidiaries, and other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; application and general controls reviews; interpretation of accounting; assurance services or specified procedures that are not required by statute or regulation; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

(3)
Tax fees comprise general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

(4)
All other fees include fees for benchmark studies; regulatory advisory services; and performance and process improvement services.

(5)
Includes fees for professional services provided by EY for certain investment funds managed by subsidiaries of the bank. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connections with the annual audit, statutory and regulatory filings, and other services for the investment funds, in return for a fixed administration fee. For certain funds, these fees are paid directly by the funds. EY was appointed auditor of the majority of the investment funds for the fiscal year ended October 31, 2020.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. These sections describe the role of the HRC in overseeing compensation at the bank, as well as the bank’s executive compensation principles and the key design features of compensation plans for executives.
Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:
“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 32 - 48 of the management proxy circular.”
While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the Board Chair will oversee a process to better understand opposing shareholders’ specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.
At its 2022 annual meeting of shareholders held on April 14, 2022, the bank received 95.4% shareholder support for its non-binding advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of the bank’s 2022 management proxy circular.
The board recommends that you vote FOR the approach to executive compensation.
SHAREHOLDER PROPOSALS
Shareholder proposals submitted for consideration at the meeting are set out beginning on page 80 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.
The board recommends that you vote AGAINST each shareholder proposal set out on pages 80 to 88 of this circular. The board’s reasons for opposing each proposal are also set out on pages 80 to 88 of this circular.
In order to be considered at next year’s annual shareholders’ meeting, proposals, including director nominations under the bank’s proxy access policy (which is available on the bank’s website), must be received by Thursday, November 23, 2023. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 15th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   11

DIRECTOR NOMINEES
Fourteen director nominees are proposed for election to the board of directors at the meeting.
Independence		Tenure		Gender Diversity		Other Diversity
Independent Non-Independent	93% 7%	0-5 years 6-10 years 11-15 years	36% 43% 21%	Female Male	50% 50%	Visible minority, Indigenous person, 2SLGBTQ+ or person with a disability	43%
INDEPENDENCE
Thirteen of the nominees proposed for election, including the Board Chair, are independent  —   they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Bharat Masrani is not independent because of his role as Group President and Chief Executive Officer of the bank.
TENURE
The average tenure of the bank’s nominees is 7 years as at February 21, 2023. The distribution of tenures shown in the table above provides a balance between fresh perspectives and experience and organizational knowledge acquired over time. You can read more about the bank’s Retirement Age and Term Limits on page 106 of this circular.
DIVERSITY
The board of directors is committed to being constituted of highly qualified individuals with a broad spectrum of competencies and an appropriate mix of experience, expertise and perspectives. This commitment is key to enabling the board to carry out its wide-ranging responsibilities. As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the competencies of the board, the corporate governance committee considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background, and other attributes, while recognizing that the board is comprised of a limited number of individuals.
In support of the bank’s Board Diversity Policy, the board has established a goal that women and men each comprise at least 30% to 40% of the board’s directors. This year, women comprise 50% (7 of 14) of all director nominees. In addition, women chair two of the bank’s four board committees.
In a voluntary survey of board nominees conducted in December 2022, nominees were asked if they self-identified as a visible minority(1), an Indigenous person(2), 2SLGBTQ+(3) or a person with a disability(4). The results of that voluntary survey show that 43% (6 of 14) of all director nominees self-identify as a member of one of those groups. This includes 29% (4 of 14) who self-identify as a visible minority or an Indigenous person.
All of the bank’s board nominees speak fluent English. Other languages spoken by the bank’s nominees include French (2 of 14), Hindi (1 of 14) and Punjabi (1 of 14).
You can read more about diversity on page 103 of this circular.
COMPETENCIES AND SKILLS/EXPERIENCES
The nominees have been selected based on their ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of experience, expertise and personal attributes to enable the board and its committees to carry out their wide-ranging responsibilities. Details regarding the competencies of the independent nominees are described under the heading “Key Areas of Expertise/Experience” below and information regarding the board’s approach to its composition, director nominations and board renewal are described in Schedule A to this circular.

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(2)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“2SLGBTQ+” is defined as a member of the Two-Spirit, Lesbian, Gay, Bisexual, Transgender, Queer, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

12   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR PROFILES
The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share), as described in greater detail on page 23, credited to each nominee as part of their compensation). The total equity value and amount by which each nominee’s bank equity ownership exceeds the nominee’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.

Cherie Brant
Age: 48
Tyendinaga Mohawk
Territory, ON,
Canada
Independent
Director since August
2021
Results of 2022 vote:
99.8%
Ms. Brant has been a Partner at Borden Ladner Gervais LLP (“BLG”) since 2019. Prior to that, she was a Partner at Dickinson Wright LLP and Willms & Shier Environmental Lawyers LLP. Ms. Brant holds a JD from the University of Toronto and a BA in Environmental Studies, Urban and Regional Planning from the University of Waterloo.
Key Areas of Expertise/Experience
• Environmental, Social and Governance • Government/Public Affairs	• Legal/Regulatory • Risk Management
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Risk Combined Total	15 of 16 10 of 10 25 of 26	94% 100% 96%	• Hydro One (2018 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)
2023	1,526	4,517	6,043	$529,790	$(250,210)	0.68
2022	1,526	2,087	3,613	$350,389	$(384,611)	0.48

Amy W. Brinkley
Age: 67
Charlotte, NC, USA
Independent
Director since
September 2010
Results of 2022 vote:
98% in favour
Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and a former director of the Institute of International Finance Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina.
Key Areas of Expertise/Experience
• Environmental, Social and Governance • Executive Leadership in a large, complex organization • Financial Services	• Legal/Regulatory • Marketing/Digital/Data • Operational Excellence	• Risk Management • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Corporate Governance Human Resources Risk (chair) Combined Total	16 of 16 7 of 7 7 of 8 10 of 10 40 of 41	100% 100% 87% 100% 98%	• Roper Technologies, Inc. (2015 – present) (Board Chair) • Carter’s, Inc. (2010 – 2021)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	2,400	76,656	79,056	$6,930,840	$6,150,840	8.89
2022	2,400	70,572	72,972	$7,076,825	$6,341,825	9.63

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   13

Brian C. Ferguson
Age: 66
Calgary, AB, Canada
Independent
Director since
March 2015
Results of 2022 vote:
99% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil and natural gas company, a position he held from December 2009 to November 2017. Prior to leading Cenovus Energy Inc., Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of Chartered Professional Accountants Alberta.
Key Areas of Expertise/Experience
• Audit/Accounting • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Government/Public Affairs	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Audit Combined Total	14 of 16 9 of 9 23 of 25	88% 100% 92%
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	4,573	33,915	38,488	$3,374,243	$2,594,243	4.33
2022	4,573	29,549	34,122	$3,309,152	$2,574,152	4.50

Colleen A. Goggins(5)
Age: 68
Princeton, NJ, USA
Independent
Director since
March 2012
Results of 2022 vote:
99% in favour
Ms. Goggins is a Corporate Director. She is the former Worldwide Chairman, Consumer Group at Johnson & Johnson, a pharmaceutical industry company and former member of its Executive Committee from 2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.
Key Areas of Expertise/Experience
• Executive Leadership in a large, complex organization • Marketing/Digital/Data	• Operational Excellence • Risk Management	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Risk Combined Total	16 of 16 10 of 10 26 of 26	100% 100% 100%	• Bayer AG (2017 – present) • IQVIA (2017 – present) (formerly Quintiles IMS Holdings, Inc.) • SIG Combibloc Group AG (2018 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	8,800	52,757	61,557	$5,396,702	$4,616,702	6.92
2022	8,800	47,617	56,417	$5,471,321	$4,736,321	7.44

14   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

David E. Kepler
Age: 70
Sanford, MI, USA
Independent
Director since
December 2013
Results of 2022 vote:
99.7% in favour
Mr. Kepler is a Corporate Director. He is a former Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer, from March 2008 to January 2015. As an Executive Vice President, Mr. Kepler had responsibility for Business Services, and was the Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley.
Key Areas of Expertise/Experience
• Environmental, Social and Governance • Executive Leadership in a large, complex organization	• Operational Excellence • Risk Management • Legal/Regulatory	• Talent Management & Executive Compensation • Technology Management and Information Security
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Human Resources Risk Combined Total	16 of 16 8 of 8 10 of 10 34 of 34	100% 100% 100% 100%	• Autoliv Inc. (2015 – 2021) • Teradata Corporation (2007 – 2021)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	7,006	22,232	29,238	$2,563,295	$1,783,295	3.29
2022	7,006	18,579	25,585	$2,481,233	$1,746,233	3.38

Brian M. Levitt
Age: 75
Kingston, ON,
Canada
Independent
Director since
December 2008
Board Chair since
January 2011
Results of 2022 vote:
96% in favour
Mr. Levitt is the chair of the board of directors of the bank. He is the former President and then Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt also previously served in various executive and non-executive leadership positions at the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Financial Services • Government/Public Affairs	• Legal/Regulatory • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Corporate Governance (chair) Human Resources Combined Total	16 of 16 7 of 7 8 of 8 31 of 31	100% 100% 100% 100%
•
The Charles Schwab Corporation (2020 – present)

•
Xebec Adsorption Inc. (2021 – present)(12)

•
Domtar Corporation (2007 – 2021)

•
Stelco Holdings Inc. (2017 – 2019)

•
TD Ameritrade Holding Corporation (2016 – 2020)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	30,000	137,404	167,404	$14,676,309	$13,116,309	9.41
2022	30,000	126,412	156,412	$15,168,836	$13,713,836	10.43

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   15

Alan N. MacGibbon
Age: 67
Mississauga, ON, Canada
Independent
Director since
April 2014
Results of 2022 vote:
99.2% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. MacGibbon is a Corporate Director. He is the former Managing Partner and Chief Executive of Deloitte LLP (Canada) from 2004 to June 2012, and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Audit/Accounting • Environmental, Social and Governance • Executive Leadership in a large, complex organization	• Legal/Regulatory • Operational Excellence • Risk Management	• Talent Management & Executive Compensation • Technology Management and Information Security
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Audit (chair) Corporate Governance Risk Combined Total	15 of 16 8 of 9 7 of 7 9 of 10 39 of 42	94% 89% 100% 90% 93%	• CAE Inc. (2015 – present) (Board Chair)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	4,076	57,239	61,315	$5,375,486	$4,595,486	6.89
2022	4,076	49,933	54,009	$5,237,793	$4,502,793	7.13

Karen E. Maidment
Age: 64
Cambridge, ON,
Canada
Independent
Director since
September 2011
Results of 2022 vote:
98.8% in favour
Ms. Maidment is a Corporate Director. Ms. Maidment is the former Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009 and also served as the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Prior to that, she held several executive positions, including Chief Financial Officer, with Clarica Life Insurance Company. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Financial Services • Insurance	• Risk Management • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Corporate Governance Human Resources (chair) Risk Combined Total	16 of 16 7 of 7 8 of 8 10 of 10 41 of 41	100% 100% 100% 100% 100%	• TD Ameritrade Holding Corporation (2010 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	11,590	61,178	72,768	$6,379,571	$5,599,571	8.18
2022	11,590	57,027	68,617	$6,654,477	$5,919,477	9.05

16   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Bharat B. Masrani
Age: 66
Toronto, ON,
Canada
Non-Independent(6)
Director since
April 2014
Results of 2022 vote:
99.4% in favour
Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master’s degree in business administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Environmental, Social and Governance • Executive Leadership in a large, complex organization • Financial Services	• Government/Public Affairs • Legal/Regulatory • Operational Excellence	• Risk Management • Talent Management & Executive Compensation • Technology Management and Information Security
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board	16 of 16	100%	• The Charles Schwab Corporation (2020 – present) • TD Ameritrade Holding Corporation (2013 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs(7)	Total Common Shares and DSUs	For required and actual share ownership as an executive, see “Share Ownership Requirements” on pages 53 and 67.
2023	1,007,430	328,831	1,336,261
2022	876,140	315,710	1,191,850

Claude Mongeau
Age: 61
Montreal, QC,
Canada
Independent
Director since
March 2015
Results of 2022 vote:
99.7% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. Mongeau is a Corporate Director. He is the former President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company, from January 2010 to June 2016. Prior to leading Canadian National Railway Company, Mr. Mongeau was its Executive Vice-President and Chief Financial Officer. Mr. Mongeau holds an undergraduate degree in psychology from the Université du Québec à Montréal and a master’s degree in business administration from McGill University.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Government/Public Affairs	• Operational Excellence • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Audit Combined Total	15 of 16 9 of 9 24 of 25	94% 100% 96%	• Cenovus Energy Inc. (2016 – present) • Norfolk Southern Corporation (2019 – present) • Telus Corporation (2017 – 2019)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	45,787	32,672	78,459	$6,878,501	$6,098,501	8.82
2022	45,787	28,449	74,236	$7,199,407	$6,464,407	9.80

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   17

S. Jane Rowe
Age: 63
Toronto, ON, Canada
Independent
Director since
April 2020
Results of 2022 vote:
99.7% in favour
Designated
Audit Committee
Financial Expert(4)
Ms. Rowe is the Vice Chair, Investments, Ontario Teachers’ Pension Plan (“Ontario Teachers”) and was formerly the Executive Managing Director, Equities, Ontario Teachers, an independent organization responsible for administering and managing the assets of the Ontario Teachers’ Pension Plan for the benefit of active and retired teachers of Ontario, and also served as Senior Managing Director, Ontario Teachers’ Private Capital from 2010 to 2018. Prior to joining Ontario Teachers in 2010, Ms. Rowe held several senior management roles at Scotiabank from 1987 to 2010 including President and Chief Executive Officer of Scotia Mortgage Corporation and Roynat Capital Inc. Ms. Rowe holds an undergraduate degree in commerce from the Memorial University of Newfoundland and a master’s degree in business administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Financial Services	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board Audit Combined Total	16 of 16 9 of 9 25 of 25	100% 100% 100%	• Enbridge (2021 – present) • Premier Lotteries Capital UK Limited (2019 – 2023)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	14,221	5,817	20,038	$1,756,731	$976,731	2.25
2022	12,710	4,192	16,902	$1,639,156	$904,156	2.23

Nancy G. Tower(9)
Age: 63
Halifax, NS, Canada
Independent
Director since
June 2022
Designated
Audit Committee
Financial Expert(4)
Ms. Tower is a Corporate Director. Ms. Tower is the former President & Chief Executive Officer of Tampa Electric Company, which is a U.S. subsidiary of Emera Inc., a Nova Scotia based multi-jurisdiction energy company. Prior to that, Ms. Tower held a number of senior roles at Emera Inc., and its subsidiaries, including as Chief Corporate Development Officer, Chief Financial Officer, and Chief Executive Officer of Emera Newfoundland and Labrador. Ms. Tower holds a Bachelor of Commerce from Dalhousie University in Halifax, Nova Scotia, is a Chartered Accountant and also earned the Fellow Chartered Accountant designation.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Executive Leadership in a large, complex organization • Operational Excellence	• Talent Management & Executive Compensation • Technology Management & Information Security
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board (9) Audit (9) Combined Total	6 of 6 3 of 3 9 of 9	100% 100% 100%	• AtlaGas Ltd. (2020 – present) • Finning International Inc. (2022 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	8,132	3,199	11,331	$993,389	$213,389	1.27

18   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Ajay K. Virmani(10)
Age: 66
Toronto, ON, Canada
Independent
Director since
August 2022
Mr. Virmani is the founder, President and CEO of Cargojet Inc., a Canadian based public company which is a premium, global air cargo logistics provider. Mr. Virmani holds an MBA from the City University of New York, and an honourary Doctor of Laws degree from Assumption University.
Key Areas of Expertise/Experience
• Executive Leadership in a large, complex organization • Marketing/Digital/Data	• Operational Excellence • Risk Management
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board(10) Risk(10) Combined Total	3 of 3 3 of 3 6 of 6	100% 100% 100%	• Cargojet Inc. (2005 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2023	11,765	2,527	14,292	$1,252,980	$472,980	1.61

Mary A. Winston(11)
Age: 61
Charlotte, NC, USA
Independent
Director since
August 2022
Designated
Audit Committee
Financial Expert(4)
Ms. Winston is a Corporate Director and President & CEO of WinsCo Enterprises, which provides financial and board advisory consulting services to large corporations and their board of directors. She is the former Chief Financial Officer of Family Dollar Stores, Inc., Giant Eagle, and Scholastic Corp. and while serving as a board member, was also interim CEO of Bed Bath and Beyond Inc. Ms. Winston holds a bachelor’s degree in Accounting from the University of Wisconsin, and an MBA from Northwestern University’s Kellogg School of Management. She is a Certified Public Accountant.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Executive Leadership in a large, complex organization • Operational Excellence	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2022			Other Public Company Directorships (for past five years)
Board(11) Audit(11) Combined Total	3 of 3 2 of 2 5 of 5	100% 100% 100%
•
Acuity Brands Inc. (2017 – present)

•
Chipotle Mexican Grill, Inc. (2020 – present)

•
Dover Corporation (2005 – present)

•
Bed Bath and Beyond Inc. (2019 – 2022)

•
Domtar Corporation (2015 – 2021)

•
SuperValu Inc. (2016 – 2018)

Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)
2023	100	5,843	5,943	$521,023	$(258,977)	0.67

(1)
Common share and DSU equity ownership amounts for 2023 are as of February 21, 2023. Common share and DSU equity ownership amounts for 2022 are as of February 7, 2022. The total equity value and amount by which it exceeds the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. For fiscal 2023, the SOR requirement for the Board Chair is $1,560,000 and for independent directors is $780,000. For fiscal 2022, the SOR requirement for the Board Chair was $1,455,000 and for independent directors was $735,000.

(2)
Ms. Brinkley’s and Mr. MacGibbon’s total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC (TDGUS), TD Bank US Holding Company (TDBUSH), TD Bank, N.A. (TDBNA) and TD Bank USA, N.A. (TDBUSA) for 2022 and 2023. Ms. Maidment’s total DSUs include DSUs earned in respect of service on the board of TDGUS for 2022 and 2023. Ms. Winston’s total DSUs include DSUs earned in respect of service on the boards of TDBUSH, TDBNA and TDBUSA for 2022 and 2023.

(3)
For 2023 and 2022, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2022 ($87.67) and December 31, 2021 ($96.98).

(4)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(5)
Ms. Goggins was, prior to June 14, 2016, a director of Valeant Pharmaceuticals International, Inc. (Valeant). Management

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cease trade orders were issued for directors and officers of Valeant by the Autorité des Marchés financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016 and from May 17, 2016 to June 8, 2016.
(6)
Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered “independent” under bank policy or the Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(7)
Mr. Masrani’s total DSUs include vesting share units (VSUs), which are comparable to DSUs and all of which have previously vested. Mr. Masrani held a total of 126,147 VSUs as of February 21, 2023 and 122,376 VSUs as of February 7, 2022. Additional details on VSUs can be found on page 48.

(8)
Directors have five years from their respective first election date to meet the SOR.

(9)
Ms. Tower was appointed to the Board and the Audit Committee on June 21, 2022.

(10)
Mr. Virmani was appointed to the Board and the Risk Committee on August 24, 2022.

(11)
Ms. Winston was appointed to the Board and the Audit Committee on August 24, 2022.

(12)
Mr. Levitt is a director of Xebec Adsorption Inc., which filed for Companies Creditors Arrangement Act protection on September 29, 2022.

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Key Areas of Expertise/Experience
All of the bank’s directors have broad experience and expertise acquired from senior level involvement in major organizations. As a result, each director has significant expertise in executive leadership and corporate governance. The following chart identifies the additional “key areas of expertise/experience” for each independent director nominee on a consolidated basis.

Skills/Experience
Director	Audit/Accounting	Capital Markets/Treasury	Environmental, Social and Governance	Executive Leadership in a Large, Complex Organization	Financial Services	Government/Public Affairs	Insurance	Legal/Regulatory	Marketing/Digital/Data	Operational Excellence	Risk Management	Talent Management & Executive Compensation	Technology Management and Information Security
Cherie L. Brant			✔			✔		✔			✔
Amy W. Brinkley			✔	✔	✔			✔	✔	✔	✔	✔
Brian C. Ferguson	✔		✔	✔		✔						✔
Colleen A. Goggins				✔					✔	✔	✔	✔
David E. Kepler			✔	✔				✔		✔	✔	✔	✔
Brian M. Levitt		✔	✔	✔	✔	✔		✔				✔
Alan N. MacGibbon	✔		✔	✔				✔		✔	✔	✔	✔
Karen E. Maidment	✔	✔	✔	✔	✔		✔				✔	✔
Claude Mongeau		✔	✔	✔		✔				✔		✔
S. Jane Rowe	✔	✔	✔	✔	✔							✔
Nancy G. Tower	✔	✔		✔						✔		✔	✔
Ajay K. Virmani				✔					✔	✔	✔
Mary A. Winston	✔	✔		✔						✔		✔
Board and Committee Meeting Attendance
During the 12 months ended October 31, 2022, the board held nine regularly scheduled meetings and seven special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition, directors from time to time attend other committee meetings by invitation. The bank’s directors collectively attended 98% of all board and applicable committee meetings during fiscal 2022. All director nominees attended a minimum of 92% of total eligible board and committee meetings during fiscal 2022. Each director nominee’s attendance at board and applicable committee meetings during fiscal 2022 is set out in each of the “Director Profiles” in the “Director Nominees” section of this circular.
Additional Information About Directors Not Standing for Election
Mr. Jean-René Halde, an independent director who has served as a director of the bank since December 2015, will not be standing for re-election at the meeting. Mr. Halde is a Corporate Director and the former Chief
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Executive Officer of the Business Development Bank of Canada. Mr. Halde attended 15 of 16 meetings of the board and 9 of 9 meetings of the audit committee during fiscal 2022.
Mr. Nadir Mohamed, an independent director who has served as a director of the bank since April 2008, will not be standing for re-election at the meeting. Mr. Mohamed is a Corporate Director and is the former President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company. Mr. Mohamed attended 16 of 16 meetings of the board and 8 of 8 meeting of the human resources committee during fiscal 2022.
Retirement Age and Term Limits
The bank’s Corporate Governance Guideline provides that no director will serve beyond the annual meeting following their 75th birthday. Subject to this limit, as well as receiving solid annual performance assessments and being annually re-elected by shareholders, directors may serve on the board for up to 10 years. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further five years. The board may also, on the recommendation of the corporate governance committee, waive the term and/or age limits for the directors, Board Chair and Committee Chairs if it is in the best interest of the bank to do so.
Pursuant to its responsibility for the management of board succession, the board has determined that Alan MacGibbon will succeed Brian Levitt as the Board Chair not later than the bank’s 2024 annual meeting of shareholders. In making this determination, the board considered Mr. MacGibbon’s performance as a board member since 2014 and Chair of the Audit Committees of the bank and of TD Bank US Holding Company since 2016, as well as his experience as the Managing Partner and Chief Executive of Deloitte LLP (Canada). To facilitate an orderly transition, the board has determined that it is in the best interests of the bank to waive the term and age limits which would otherwise have prevented Mr. Levitt from continuing to serve during the transition period of not more than one year following the 2023 annual meeting of shareholders.
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DIRECTOR COMPENSATION
Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors’ interests with those of shareholders. All of the bank’s directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the Board Chair and committee chairs engage regularly with the bank’s regulators to engender trust and confidence in the quality of the board’s governance and effective oversight of the bank, as well as to clarify expectations and discuss issues. The bank believes in a simple, easy to understand director compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.
ELEMENTS OF DIRECTOR COMPENSATION
The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2022. Mr. Masrani does not receive any compensation for serving as a director because he is compensated in his role as Group President and Chief Executive Officer of the bank.
Annual Cash Retainer	2022
Board Chair(1)	$242,500
Other directors(2)	$122,500
Equity Award(3)
Board Chair	$242,500
Other directors	$122,500
Additional Committee Membership Fees
Chair of a board committee(4)	$57,500
Additional committee memberships(5)	$15,000
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are paid in DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e. non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank’s head office in Toronto: $10,000 for directors with a principal residence in Quebec, $20,000 for directors with a principal residence outside Ontario or Quebec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of their city of principal residence.
In addition, for acting as members of the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.
Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of their annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.
The bank does not issue stock options as part of director compensation.
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DIRECTOR COMPENSATION TABLE
The following table summarizes compensation paid to non-employee directors during 2022.
	Fees Earned
Name(1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings(2) ($)	Committee Chair ($)	Travel Allowance ($)	Total Annual Fees(3) ($)	Share-based Awards(4) ($)	All Other Compensation(5) ($)	Total(6) ($)
Cherie L. Brant	122,500	—	3,000	—	—	125,500	130,000	—	255,500
Amy W. Brinkley(7)	122,500	15,000	9,000	57,500	20,000	224,000	130,000	370,574	724,574
Brian C. Ferguson	122,500	—	2,500	—	20,000	145,000	130,000	—	275,000
Colleen A. Goggins	122,500	—	4,500	—	20,000	147,000	130,000	—	277,000
Jean-René Halde(8)	122,500	—	4,000	—	10,000	136,500	65,000	—	201,500
David E. Kepler	122,500	15,000	7,500	—	20,000	165,000	130,000	—	295,000
Brian M. Levitt	242,500	—	—	—	—	242,500	260,000	—	502,500
Alan N. MacGibbon(7)	122,500	15,000	12,500	57,500	—	207,500	130,000	366,698	704,198
Karen E. Maidment(9)	122,500	15,000	10,500	57,500	—	205,500	130,000	299,175	634,675
Irene R. Miller(10)(11)	61,250	—	2,500	—	10,000	73,750	—	214,714	288,464
Nadir H. Mohamed(8)	122,500	—	6,000	—	—	128,500	65,000	—	193,500
Claude Mongeau	122,500	—	4,000	—	10,000	136,500	130,000	—	266,500
Joe Natale(10)	61,250	—	—	—	—	61,250	—	—	61,250
S. Jane Rowe	122,500	—	5,500	—	—	128,000	130,000	—	258,000
Nancy G. Tower(12)	51,042	—	—	—	8,334	59,376	181,042	—	240,418
Ajay K. Virmani(13)	30,625	—	—	—	—	30,625	160,625	—	191,250
Mary A. Winston(11)(13)	30,625	—	—	—	5,000	35,625	160,625	248,464	444,714

(1)
Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2022 are provided in the “Summary Compensation Table” on page 59 of this circular. Mr. Masrani does not appear in this table as he was an employee-director after having been named Group President and Chief Executive Officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).

(2)
Amounts reported in the “Special Meetings” column were received for special board and committee meetings, as well as amounts paid to members of the audit committee for acting as the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries.

(3)
Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees
Cherie L. Brant	40% cash	N/A	N/A
Amy W. Brinkley	100% cash	50% cash	100% cash
David E. Kepler	25% cash	N/A	100% cash
Karen E. Maidment	100% cash	50% cash	100% cash
Mary A. Winston	13% cash	N/A	N/A

(4)
DSUs awarded on December 12, 2022 relate to the period from November 1, 2022 to October 31, 2023. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.

(5)
The amount reported in the “All Other Compensation” column represents the fees paid for serving as a board member of certain bank subsidiaries. Directors of TD Group US Holdings LLC were paid an annual fee of $65,000 in fiscal 2022. Compensation arrangements for Directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A included the following in 2022 as applicable: an annual cash retainer of US$85,000, an annual equity award of US$85,000, an additional committee membership fee for serving on two committees of US$10,000, risk and audit committee chair fees of US$38,500, and special meeting fees of US$1,500 per meeting in excess of 5 special meetings or 8 meetings of any one committee. The exchange rate used to convert U.S. dollar compensation, excluding the annual equity award, to Canadian dollars was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (C$1.2919 = US$1.00). The exchange rate used to convert the annual equity awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (C$1.363 = US$1.00).

(6)
The total director compensation paid in fiscal 2022, which is comprised of the amounts disclosed in “Total Annual Fees” column and equity awarded on December 12, 2021, or in the case of Ms. Tower on June 22, 2022 and Mr. Virmani and Ms. Winston on August 25, 2022, was $4,076,918.

(7)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Brinkley and Mr. MacGibbon for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

(8)
Mr. Halde and Mr. Mohamed are not standing for re-election at the meeting and their equity awards were pro-rated accordingly.

(9)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Maidment for serving as a board member of the bank’s subsidiary TD Group US Holdings LLC and associated duties, including attending certain meetings of the TD Bank US Holding Company board of directors and risk committee.

(10)
Ms. Miller and Mr. Natale did not stand for re-election at the annual meeting held on April 14, 2022 and their annual retainer fees were pro-rated accordingly.

24   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

(11)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Miller and Ms. Winston for serving as a board member of TD Bank US Holding Company.

(12)
Ms. Tower was appointed as a director on June 21, 2022 and her annual fees were pro-rated accordingly. Ms. Tower received an equity award on June 22, 2022 of $51,042 in respect of fiscal 2022, and an equity award on December 12, 2022 of $130,000 in respect of fiscal 2023.

(13)
Mr. Virmani and Ms. Winston were appointed as directors on August 24, 2022 and their annual fees were pro-rated accordingly. Both Mr. Virmani and Ms. Winston received an equity award on August 25, 2022 of $30,625 in respect of fiscal 2022, and an equity award on December 12, 2022 of $130,000 in respect of fiscal 2023.

2023 DIRECTOR COMPENSATION
In reviewing the compensation paid to directors, compensation was benchmarked in 2022 against a peer group of large banks consisting of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia. Following this review, the corporate governance committee recommended, and the board approved, certain changes to the director compensation arrangements for fiscal 2023. The changes include an increase in the combined value of the annual cash retainer and equity award of 6% for directors (from $245,000 to $260,000) and 7% for the board chair (from $485,000 to $520,000), as well as an increase to the additional committee membership fee for directors who serve on more than one committee of 17% (from $15,000 to $17,500).
In recommending these changes, the corporate governance committee considered the workload and responsibilities of the directors as well as compensation at the peer group of companies outlined above. In addition, the committee considered the average change in compensation for the bank’s general employee population over the same period, and recommended an increase to director compensation similar to the increase in compensation for the general employee population. There are no changes to special meeting or travel fees.
Annual Cash Retainer	2023
Board Chair(1)	$260,000
Other directors(2)	$130,000
Equity Award(3)
Board Chair	$260,000
Other directors	$130,000
Additional Committee Membership Fees
Chair of a board committee(4)	$57,500
Additional committee memberships(5)	$17,500
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are paid in DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e. non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

DIRECTOR SHARE OWNERSHIP REQUIREMENT
Under the bank’s director SOR, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ SOR.
Directors have five years from their first election date to meet the SOR. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the SOR has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the “Additional Disclosure” section of this circular.
The SOR for non-employee directors are:
•
Board Chair: 6 × annual cash retainer (6 × $242,500 = $1,455,000)

•
Other directors: 6 × annual cash retainer (6 × $122,500 = $735,000)

Each of the bank’s current non-employee directors are in compliance with the SOR, including Ms. Brant (appointed to the board on August 26, 2021) and Ms. Winston (appointed to the board on August 24,
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2022), who are accumulating equity in accordance with director share ownership guidelines. Each director’s share ownership is set out in the “Director Nominees” section of this circular.
The 2023 share ownership requirements for non-employee directors, incorporating the changes made for fiscal 2023, are:
•
Board Chair: 6 × annual cash retainer (6 × $260,000 = $1,560,000)

•
Other directors: 6 × annual cash retainer (6 × $130,000 = $780,000)

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CORPORATE CITIZENSHIP AND ESG AT TD
The bank reports annually to its various stakeholders on its objectives and performance across a range of dimensions. The Annual Report focuses on financial performance. The ESG Report focuses on environmental, social and governance matters. The Ready Commitment Report covers the bank’s philanthropic activities and other forms of support for communities. The Climate Action Plan Report provides details on the bank’s climate goals and progress. These reports are available on the bank’s website at www.td.com.
This section of the circular provides highlights of the activity covered by reports other than the Annual Report, and of the board’s oversight in 2022 of such activity.
TD has a history of strong ESG performance, long before ESG emerged as a growing area of focus. TD’s approach to ESG is guided by the bank’s purpose to enrich the lives of its customers, colleagues, and communities. For the bank, making ESG progress is not just the right thing to do or a risk to manage, it’s also a significant opportunity for growth — and from the Board to the bank’s most senior leaders to the front lines, it is embracing its potential.
Building on a Decade of Strong ESG Performance
•
2009 — TD becomes a signatory to the United Nations-supported Principles for Responsible Investment.

•
2014 — TD is the only Canadian bank listed on the Dow Jones Sustainability World Index and issues the first green bond ($500M) from a Canadian commercial bank.

•
2015 — TD Insurance signs the United Nations Principles for Sustainable Insurance.

•
2017 — TD announces a target of $100B by 2030 in low-carbon lending, financing, asset management and other programs to support the transition to a low-carbon economy.

•
2018 — Launch of the TD Ready Commitment, targeting $1B by 2030 towards community giving aligned to nine United Nations Sustainable Development Goals.

•
2019 — TD remains the only financial institution globally to participate in all the Task Force on Climate-related Financial Disclosures Pilots in lending, insurance and investing.

•
2020 — TD announces a Climate Action Plan, which includes a target to achieve net-zero GHG emissions by 2050 and a new TD Securities ESG Solutions group (formerly the Sustainable Finance and Corporate Transitions group). The bank also announced its ESG Framework and made a commitment to increase minority representation at executive levels across North America, including a goal to achieve 25% Black, Indigenous and minority representation by 2025.

•
2021 — TD joined the Net-Zero Banking Alliance, committing to accelerate efforts to address climate change. The bank also announced an interim target to achieve an absolute reduction in GHG emissions from its operations (Scope 1 and 2 GHG emissions) by 25% by 2025, relative to a 2019 baseline.

•
2022 — TD announced 2030 interim targets for its Scope 3 financed emissions for the Energy and Power Generation sectors. The bank also issued a US$500 million green bond under its 2020 Sustainable Bonds Framework.

2022 ESG Performance Highlights
TD will release its 2022 ESG Report in March 2023, which will include information about its ESG strategy and performance. Set out below is a summary of TD’s ESG objectives and performance highlights.
Environment
The bank is supporting better environmental health through sustainable financial products and services, and programs.
•
Set interim 2030 target for Scope 3 financed emissions for the Energy and Power Generation sectors, targeting a 29% reduction from 2019 baseline in financed emissions lending intensity from energy, and 58% reduction from 2019 baseline in physical emissions intensity from power.

•
In early 2023, set two new interim 2030 Scope 3 financed emissions targets for the transportation industry, covering the automotive manufacturing and aviation sectors, which will be described in TD’s 2022 ESG Reporting Suite.

•
Within the upcoming 2022 ESG Reporting Suite, expanded the disclosure of TD’s Scope 3 financed emissions footprint to include the automotive, shipping, aviation, industrials and agricultural sectors, as well as additional asset classes, including consumer auto loans and residential mortgages.

•
In 2017, TD was the first Canadian bank to announce a financial target to support the transition to a low-carbon economy — $100 billion, in total, in low-carbon lending, financing, asset management and

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internal corporate programs by 2030. In 2022, TD achieved its $100 billion low-carbon economy target, reflecting its efforts to further climate opportunities within its business.
•
Launched a Carbon Advisory business within the TD Securities ESG Solutions group, bolstering TD Securities’ capabilities to support clients’ transitions to a low-carbon economy.

•
Announced a $10 million investment by TD Securities in the Nature Conservancy of Canada’s work to conserve more than 350,000 acres of Boreal Forest in Northern Ontario.

•
Issued a US$500 million green bond under the bank’s 2020 Sustainable Bonds Framework, led by a syndicate of underwriters that included minority-, women-, and veteran-owned business enterprises (MWVBEs).(1)

•
Acted as a co-structuring advisor and a joint lead manager under TD Securities on the Government of Canada’s inaugural $5 billion 7.5-year green bond issuance.

•
Launched a new ESG-related fund through TD Asset Management called the TD Emerald Low Carbon Global Equity Index Non-Taxable Investor PFT.

•
Joined Circular Economy Leadership Canada (CELC) and was one of the founding members of the CELC finance initiative.

Social
The bank is contributing to inclusive financial and economic outcomes through its business activities, supply chain, philanthropy, and as an employer in its communities.
•
Delivered on its commitment to double the representation of Black executives (VP and above) at TD in North America by the end of 2022, compared to a July 2020 baseline.

•
Provided financial support for Black entrepreneurs, funded in part by the bank’s $10 million, five-year commitment to the Black Opportunity Fund (BOF), whereby BOF will provide microloans between $10,000 to $50,000 to eligible customers who are unable to obtain bank financing.

•
Launched a new certification program for businesses owned by refugees in Canada with the Canadian Aboriginal and Minority Supplier Council (CAMSC) and Tent Partnership for Refugees.

•
Announced the TD Home Access Mortgage product in the United States, designed to increase home ownership opportunities in Black and Hispanic communities within the bank’s footprint.

•
Introduced changes to the bank’s overdraft policy in the United States, including increasing the overdraft fee threshold from US$10 to US$50 for personal and small business customers.

•
Included on the 2023 Bloomberg Gender-Equality Index for the seventh consecutive year.

E&S Governance
TD continues to be a leader in corporate governance and the bank’s commitment to ESG principles contributes to its strong risk management culture.
•
Continued to educate the bank’s Board of Directors and Senior Executive Team (SET) to support a coordinated and holistic approach to integrating ESG across the enterprise.

•
Formalized key sustainability and ESG risk teams with the appointment of new executive leadership for Enterprise Decarbonization and Enterprise Sustainable Finance teams and aligned ESG risk teams under the leadership of the newly created role of Senior Vice President, ESG Risk Management.

•
Expanded the scope and granularity of certain elements of the climate risk heatmapping framework and disclosure. Continued to participate in industry-wide working groups and pilots, to further develop standardized methodologies and approaches for climate risk identification, assessment and measurement.

•
Held 24 meetings with institutional shareholders during 2022 where the Board Chair and Human Resources Committee (HRC) Chair discussed ESG matters raised by shareholders.

•
Awarded with a Top 10% S&P Global ESG Score distinction in the 2023 S&P Global Sustainability Yearbook. TD was the only North American bank to be recognized in the Top 10%.

•
Listed on the Dow Jones Sustainability World Index for the ninth consecutive year, and TD is the only North American-based bank on the World Index, as of December 2022.

(1)
The enterprises were certified as MWVBEs by certification programs of the U.S. Department of Veterans Affairs, the State of New Jersey, and the New York & New Jersey Minority Supplier Development Council, as applicable.

28   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Board Engagement on ESG Matters
	Summary of ESG Responsibilities	2022 ESG Engagement(1)
Board of Directors
•
Approves TD’s strategy and business objectives and oversees the implementation, execution and monitoring of performance, including with respect to TD’s corporate citizenship and E&S strategy and objectives

•
Approves TD’s Risk Appetite Statement and reviews the bank’s risk profile and performance, including E&S risks

•
Oversees TD’s risk culture and the identification and monitoring of top and emerging risks affecting TD and management of those risks in accordance with TD’s Risk Appetite Statement and ERF, including E&S risk

•
Oversees the establishment of TD’s culture of integrity and compliance through its Code of Conduct and Ethics, Culture Framework, Conduct Risk Management Policy, Raising Conduct and Ethics Concerns Policy and Anti-Bribery and Anti-Corruption Policy

For further information, refer to TD’s Board Charter

•
Received regular updates on TD’s enterprise Risk Dashboard, including E&S risk

•
Approved Fiscal 2023 Integrated Plan which includes ESG metrics

•
Received updates on the bank’s Scope 3 financed emissions target setting

•
Received an update on the development of enterprise social strategy

•
ESG education sessions on various topics

•
Received reports from the Committee Chairs after each Committee meeting regarding the Committees’ activities, including those described below

Corporate Governance Committee (CGC)
•
Oversees and monitors TD’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility and E&S matters, including:

–
Keeps abreast of international trends, best practices and standards in disclosure of ESG matters, including with respect to climate-related matters

–
Updates the Board on ESG matters

–
Reviews TD’s Statement on Slavery and Human Trafficking

•
Develops and recommends to the Board corporate governance principles, including the Code of Conduct and Ethics, to foster a healthy governance culture

•
Oversees enterprise-wide conduct risk

•
Oversees directors’ continuing education, including with respect to ESG matters

•
Oversees shareholder engagement practices

For further information, refer to TD’s CGC Charter

•
Received updates on ESG strategy, reporting and performance

•
Received updates on setting and operationalizing financed emissions targets

•
Received a report on culture of integrity and compliance monitoring with respect to TD’s Code of Conduct and Ethics

•
Monitored ESG-related risks and opportunities, including receiving presentations on stakeholder feedback and governance developments

•
Received updates on Enterprise Conduct Risk Management

•
Reviewed an annual calendar of proposed ESG-related presentations for the board and its committees

•
In the course of 24 meetings with institutional shareholders in 2022, the Board Chair and Human Resources Committee (HRC) Chair discussed ESG matters raised by shareholders

(1)
For further information on Board Engagement on ESG matters, refer to TD’s ESG Report.

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	Summary of ESG Responsibilities	2022 ESG Engagement
Risk Committee
•
Approves TD’s Enterprise Risk Framework (ERF) and its major risks as set out in the ERF

•
Reviews and recommends TD’s Enterprise Risk Appetite Statement for approval by the Board and oversees management of its risk profile and performance against its risk appetite, including reviewing and approving significant risk management frameworks and policies

•
Provides a forum for analysis of enterprise risk trends and current and emerging risks, including E&S risks

For further information, refer to TD’s Risk Committee Charter

•
Conducted regular reviews of TD’s enterprise Risk Dashboard including E&S risk

•
Received an update on a Bank of Canada-OSFI Climate Scenario Analysis Pilot

•
Received progress update on the bank’s E&S Risk Management program

Human Resources Committee (HRC)
•
Oversees and monitors the bank’s people strategy, organization structure and compensation strategies, plans, policies, including that practices are consistent with the sustainable achievement of the bank’s strategic ambitions, business objectives, prudent management of its operations and risks, and safeguarding of its unique and inclusive culture

•
Reviews and approves the bank’s Culture Framework

•
Oversees and monitors the bank’s policies and programs to support a healthy and safe workplace and business environment for employees, to promote employee well-being and engagement, and to support the diversity and inclusion objectives of the bank

For further information, refer to TD’s HRC Charter

•
Monitored the people strategy of the bank, including the bank’s response to COVID-19, the return to office and hybrid work strategy, and the response to the evolving environment

•
Considered the effectiveness of the link between ESG and executive compensation established for SET members in 2021 for fiscal 2022

•
Reviewed the TD culture dashboard and related monitoring activities

•
Monitored the progress on the Colleague Experience enterprise priority and people strategy key initiatives

•
Reviewed fair pay and significant colleague compensation outcomes and initiatives

•
Reviewed the diversity and inclusion strategy and outcomes

•
In the course of 24 meetings with institutional shareholders during 2022, the Board Chair and HRC Chair discussed ESG matters raised by shareholders

Audit Committee
•
Oversees financial reporting and disclosures, and the effectiveness of internal control systems and processes in the areas of reporting (financial, operational and risk) and operations

•
Oversees the Internal Audit Division of the bank

For further information, refer to TD’s Audit Committee Charter

•
Received updates from the bank’s Chief Auditor on the effectiveness of reporting and key internal controls with respect to top and emerging risks, including E&S

•
Received update on climate-related disclosure standards and the role of assurance in ESG reporting

Strengthening Diversity and Inclusion
The Board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the bank’s commitment to diversity and inclusion at all levels of the bank’s workforce.
As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the Board, the CGC considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background and other attributes, while recognizing that the Board is comprised of a limited number of individuals. The Board has established a goal that women and men each comprise at least 30% to 40% of the board’s directors. In addition to its own consideration of candidates to recommend for appointment to the Board, the CGC also may engage recruitment firms to identify candidates with particular competencies and personal attributes,
30   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

including the diversity criteria set out in the bank’s Board Diversity Policy. As well, the Board’s annual self-evaluation process includes an assessment of the Board’s mix of members, skills, experience, diversity and other characteristics. This year, women comprise 50% (7 of 14) of all director nominees. In addition, 43% (6 of 14) of all director nominees voluntarily self-identified as a visible minority(1), an Indigenous person(2), 2SLGBTQ+(3) or a person with a disability(4). This includes 29% (4 of 14) who self-identified as a visible minority or an Indigenous person.
The bank also sets goals for representation of women and other diverse groups at the bank’s senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on at least a quarterly basis. After achieving 40% representation of women in roles titled vice president and above in Canada in 2020, the bank introduced in 2021 a commitment to reach 45% representation of women across that same group of roles by 2025. In 2020, the bank also introduced commitments to double Black representation across executive roles titled vice president and above in North America by 2022, and to increase combined Black, Indigenous and minority representation across executive roles titled vice president and above in North America to 25%, with specific focus on increasing Black and Indigenous representation. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees. As of October 31, 2022, women comprised 40.3% of all roles titled vice president and above in Canada, and 29% (4 of 14) of SET members. The bank achieved its commitment to double the representation of Black colleagues in VP+ executive roles by the end of 2022, and the bank is also on track to deliver on its broader and longer-term commitment to achieve 25% Black, Indigenous and minority representation in VP+ executive roles across North America. As of October 31, 2022, combined Black, Indigenous and minority representation at these levels was at 22.5%. Additional information about TD’s diversity and inclusion activities and performance will be included in the bank’s 2022 ESG Report, scheduled for release in March 2023.
Linking ESG Factors in Executive Compensation
The bank incorporates a number of ESG factors into the key metrics used to help determine the variable compensation pool for the Senior Executive Team. These ESG metrics supplement customer experience metrics, and are related to the bank’s overall ESG strategy, including objectives related to climate change, diversity and inclusion, and employee engagement. Additional information about these ESG metrics, results and associated impact on variable compensation awards for members of the Senior Executive Team is on page 33 of this proxy circular.
Equitable Pay
The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2022, the bank worked with a third-party provider to complete a detailed statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity. After adjusting for factors such as level, geography and role, the review found that for both base salary and total compensation:
•
Women globally earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities; and

•
Minorities in the U.S. earned one dollar for every dollar earned by non-minorities.

The bank uses these reviews to actively monitor compensation outcomes and makes adjustments where appropriate to further enhance consistency and fairness.
For further information on Equitable Pay, refer to the Approach to Total Rewards section.

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(2)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“2SLGBTQ+” is defined as a member of the Two-Spirit, Lesbian, Gay, Bisexual, Transgender, Queer, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

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HUMAN RESOURCES COMMITTEE
LETTER TO SHAREHOLDERS
Dear Shareholder,
The Human Resources Committee (HRC or committee) oversees the people strategy of the bank and the related human resources policies and practices designed to support the sustainable achievement of the bank’s business objectives. During 2022, the committee provided ongoing oversight of leadership development and succession, culture assessment and monitoring, diversity and inclusion initiatives, and significant transformation and acquisition activities. In addition, the committee maintained ongoing attention to the people implications of the evolving environment, including retention and other key people risks, the return to office and hybrid working models, and impacts on the experience of colleagues and customers and on the effectiveness of the bank’s operations.
During the year, the principal compensation and human resources related activities and decisions taken by the committee, were the following:
1.
The committee provided oversight of changes to the Senior Executive Team (SET) of the bank, and monitored the performance and development of SET members, many of whom had changes in portfolios and accountabilities over the past 18 months.

2.
Consistent with past practice, the committee decided that the awards to be made pursuant to the incentive plan (the Executive Compensation Plan or ECP) applicable to the Chief Executive Officer (CEO) and members of the SET would be as determined in accordance with the plan design with no discretion applied.

3.
The committee reviewed the bank’s approach to incorporating environment, social and governance (ESG) metrics in compensation in the context of market practice and evolving trends. The committee was satisfied that the existing approach is aligned with the evolving ESG environment, and determined that no changes were warranted for fiscal 2023.

4.
The committee supported a proposal by management for the recognition of employees’ extraordinary efforts by providing employees with a mid-year one-time salary increase or bonus, in addition to customary annual compensation adjustments, as applicable. TD was the first Canadian bank to announce this mid-year increase of 3% to all colleagues below the vice-president (VP) level to proactively address the evolving market conditions and associated colleague experience.

5.
As part of its year-end deliberations, the committee supported actions taken by management to support competitive compensation for colleagues and alignment between executives and non-executives, including increases to minimum entry level wages in Canada and the U.S., enhancements to 2023 salary increase budgets, and alignment between the business performance factors for executive and employee incentive plans.

6.
The committee provided oversight of key human resources and compensation related matters associated with the acquisition of First Horizon and Cowen, including employment arrangements, approach to retention and talent management, and human resources integration planning

EXECUTIVE COMPENSATION
On behalf of the board of directors, the committee oversees the bank’s approach to executive compensation, including the compensation of the CEO and his direct reports, the members of the SET, all of whom participate in the ECP.
Funding for the ECP for a particular year is determined by the committee after considering the bank’s performance against a number of key measures and performance targets that are aligned with the bank’s long-term strategy and fixed at the beginning of the year. The bank’s performance against these measures and targets impacts the funding of the ECP pool by up to +/-20%. This range aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The range is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
The table below provides a summary of the outcome of the bank’s performance in 2022 against the key measures and performance targets incorporated in the ECP funding framework, which generates the funding pool available to award variable compensation to the CEO, Named Executive Officers (NEOs) and other SET members. Full details on each of the measures and targets can be found starting on page 41.
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Annual Business Metrics(1)	2022 Target / Metric	2022 Results / Comments	Impact on Funding
Adjusted Net Income After Tax (NIAT) ($ in millions)(2)	$13,494	✓ $15,425	+14.0%
Customer Experience & Other ESG Metrics:			+0.7%
Customer Experience(3)	70.0%	✓ 70.7% (0.7% above target)
Climate Change	Make progress against scope 1 and 2 interim greenhouse gas (GHG) emissions reduction targets (reduction of 25% from 2019 baseline by 2025)	✓ On track to achieving 25% scope 1 and 2 interim GHG emissions reduction targets by 2025	0%
	Advance setting of scope 3 GHG emissions reduction targets with targets established for a minimum of two sectors	✓ Scope 3 GHG emissions reduction targets for energy and power generation sectors finalized and published in March 2022 ✓ Continued progress on additional scope 3 targets
ESG opportunities embedded in business strategies with each business SET member to have ESG objectives established
✓
TD Securities ranked as the top Canadian bank for global Green, Social, Sustainability, Sustainability-Linked Bonds(4)

✓
Progress continues to integrate ESG considerations into business strategies

Diversity & Inclusion	Double Black VP+ representation across North America by 2022, as compared to 2020 baseline	✓ As of October 31, 2022, Black VP+ representation had more than doubled
	Achieve 25% Black, Indigenous Peoples and Minority community VP+ representation across North America by 2025	✓ Representation increased 4% year-over-year to 22.5%
	Increase VP+ Women representation to 45% by 2025 (Canada)	✓ Representation increased 0.3% year-over-year to 40.3%
Employee Engagement	Top quartile employee engagement (4.26)	✓ Annual employee engagement result of 4.30, exceeding the top quartile benchmark
Adjusted Return on Tangible Common Equity (ROTCE)(2)(5)	19.34%	✓ 21.16% (1.82% above target)	+1.3%
Other Factors	Comment		Impact on Funding
Risk Measure	✓ TD was found to be in alignment with the risk appetite in 2022		No adjustment
Relative Measures(6)	✓ TD performed above median compared to the broader peer group		+1.0%
Strategic Initiatives
✓
The committee determined that management made notable progress on strategic initiatives, including the announcement of two acquisitions that, upon closing, are expected to accelerate growth for the long-term

No adjustment
Discretionary Adjustments	✓ The committee did not make any adjustments		No adjustment
Calculated Business Performance Factor (BPF)			117%
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Following the year-end, the committee reviewed the results generated by the ECP funding framework, which provided a BPF of 117.0%. In assessing the results, the committee considered the specific metrics covered by the plan as well as a variety of other factors and perspectives to assess whether any discretionary adjustments to the BPF were warranted. These included:
•
Financial and market metrics:

•
Adjusted revenue growth of 8%(2);

•
Adjusted pre-tax pre-provision (PTPP) growth of 8%(2)(7);

•
Adjusted earnings per share growth of 6%, above peer average of 2%(2)(8);

•
Fiscal year total shareholder return (TSR) of 0.9%, above peer average of -7.3%(8)(9);

•
Impact of normalization of provisions for credit losses (PCL) (year-over-year increase of $1.3 billion);

•
Differences in macroeconomic factors between assumptions made at the beginning of the year when NIAT targets were established and the operating environment at the end of the year, including the impact of the evolving rate environment;

•
Announcement of two acquisitions — First Horizon and Cowen — that, upon closing (which remain subject to closing conditions), are expected to accelerate growth for the long-term;

•
Year-over-year growth in customer experience scores, with Legendary Experience Index (LEI) results exceeding target by 70 basis points;

•
Actions taken to support colleagues through continuing challenges created by the pandemic and the post-pandemic environment, including the approach to hybrid work, and proactive 3% mid-year salary increase or bonus for all non-executive employees; and

•
Employee engagement results of 4.30, exceeding the top quartile benchmark with record high engagement scores.

After assessing these factors and considering the committee’s decisions not to exercise discretion to modify payouts in respect of other years affected by the pandemic, the committee determined that no discretionary adjustments were necessary or appropriate in respect of 2022. The committee believes the final BPF of 117% appropriately aligns executive pay with the performance of the bank during the year.
CEO COMPENSATION
When determining the compensation for the CEO, the committee considered the CEO’s target compensation, the BPF for the ECP, the overall performance of the bank, and performance of the CEO (additional details on the process used to assess CEO performance can be found starting on page 51). After considering these factors, the board approved total direct compensation for Mr. Masrani of $14,964,000, $1,964,000 above his target of $13,000,000. This included incentive compensation of $13,514,000, equivalent to his incentive target of $11,550,000 multiplied by the BPF of 117%, being the same factor as that applicable to the SET as a whole.
As part of the annual review process completed for all executives, the committee reviewed the CEO’s total direct compensation target. The committee considered his performance, leadership, and tenure, and the size of the bank relative to the primary peer group consisting of the four largest Canadian bank peers. Given the limited number of Canadian bank peers and the significance to the bank of its U.S. operations, the committee also considered a secondary reference group to provide additional market context in its consideration of the CEO’s compensation. This group consisted of the fifteen largest mature, widely held Canadian companies having significant U.S. operations.
Following the review, the committee recommended, and the board approved an increase in the CEO’s total direct compensation target to $15,000,000 for 2023, which the committee believes is appropriate given market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Masrani’s leadership.
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SHAREHOLDER ENGAGEMENT
Our aim is to provide clear and comprehensive disclosure of the bank’s compensation arrangements and approach to allow all shareholders to make an informed decision when casting the advisory vote on executive compensation (say-on-pay) at the meeting. In addition, each year we proactively meet with a number of the bank’s largest institutional investors to provide an opportunity to discuss the bank’s approach to compensation and other ESG and governance matters, as appropriate. We value the feedback received through this process and consider it and other feedback received when we review our approach to compensation and our disclosure. During 2022 we met with 24 institutional investors.
We continue to welcome your feedback on the bank’s approach to compensation and invite you to write to us c/o TD Shareholder Relations at the following email address: tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the Board Chair and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Brian Levitt Board Chair	Karen Maidment Chair of the Human Resources Committee

(1)
Details on the formula used to calculate the impact on funding for annual business metrics can be found on page 41 of this circular. NIAT has a weighting of 70%, customer experience & other ESG metrics has a weighting of 20%, and ROTCE has a weighting of 10% of the annual business metrics used to determine the business performance factor (BPF). Additional details on the determination of the BPF are provided starting on page 41 of this circular.

(2)
The bank prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall bank performance. To arrive at adjusted results, the bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The bank believes that non-GAAP financial measures and non-GAAP ratios provide readers with a better understanding of how management views the bank’s performance. For additional information about the bank’s use of non-GAAP financial measures, a list of the items of note, and a reconciliation of adjusted to reported results, refer to the “Financial Results Overview” section of the bank’s 2022 annual management’s discussion and analysis (“2022 MD&A”) (available at www.td.com/investor and www.sedar.com), which is incorporated by reference. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

(3)
Customer experience results are based on survey measurement programs that track customers’ experiences with TD. Details on the methodology used to determine the results can be found on page 43 of this circular.

(4)
According to Bloomberg's league tables.

(5)
ROTCE target is based on the median ROTCE of the following Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Toronto-Dominion Bank, and The Bank of Nova Scotia. For additional information about adjusted ROTCE, refer to the Glossary in the bank’s 2022 MD&A.

(6)
The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics, including earnings per share (EPS) growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, return on equity (ROE) (1 and 5 year), NIAT growth, PCL (including PCL impaired and PCL performing), operating leverage, loans and deposits, insurance and related claims, PTPP earnings, and non-adjusted metrics, including TSR (1 and 3 year). Relative performance is evaluated against the following Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

(7)
Pre-tax, pre-provision earnings (PTPP) is a non-GAAP financial measure that is typically calculated by subtracting expenses from revenues. At the total bank level, TD calculates PTPP as the difference between adjusted revenue (U.S. Retail in $US) net of fair value changes in investments supporting insurance claims liabilities, and adjusted expenses (U.S. Retail in $US), grossed up by the retailer program partners’ share of PCL for the bank’s U.S. strategic card portfolio. Collectively, these adjustments provide a measure of PTPP that management believes is more reflective of underlying business performance.

(8)
Peer group is defined as the following Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

(9)
For additional information about this metric, refer to the Glossary in the 2022 MD&A.

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REPORT OF THE HUMAN RESOURCES COMMITTEE
Committee Members (at fiscal year-end)
Karen E. Maidment (chair); Amy W. Brinkley; David E. Kepler; Brian M. Levitt; and Nadir H. Mohamed
Independence The committee is composed entirely of independent directors	Meetings 8 during fiscal 2022, including 1 joint session with the risk committee	Performance The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2022

•
The HRC oversees the people strategy of the bank, including talent management, learning and development, succession planning and other processes used to identify, evaluate, and develop the people, skills and capability necessary to meet the strategic ambitions of the bank and to safeguard its unique and inclusive culture.

•
The committee oversees the bank’s compensation, retirement (including defined benefit pension plans and defined contribution plans) and benefits programs on a global basis.

•
The committee utilizes independent advisors to assist in executing its compensation-related responsibilities.

The committee’s oversight of the bank’s compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to maintain alignment with the regulatory requirements in the jurisdictions in which the bank operates.
In 2022, the HRC’s work included:
HR Strategy, Plans, and Workforce Requirements
•
monitoring the impact of business transformation on the bank’s people strategy and related talent management practices, including talent acquisition, assessment, development, and succession planning activities and outcomes

•
overseeing the bank’s Culture Framework, and associated assessment and monitoring activities and outcomes

•
reviewing inclusion and diversity strategy and initiatives, including the bank’s approach and commitments to increased VP+ representation of Women, Black, Indigenous Peoples and Minority communities

•
monitoring the response to, and management of, ongoing implications of the evolving environment, including turnover and key people risks, the return to office and hybrid working models, and impacts to the colleague experience

•
monitoring progress on the colleague experience enterprise priority for 2022 and people strategy key initiatives

•
monitoring the results from the annual surveys used to measure employee engagement, including key findings and actions

•
overseeing key human resources related matters associated with the acquisition of First Horizon and Cowen, including employment arrangements, approach to retention and talent management, and integration planning

CEO and Senior Officers
•
overseeing the talent management and succession planning process for the CEO and other senior executives, including enterprise talent management practices and senior executive development, and approving the succession plans for members of the SET and heads of key control functions

•
overseeing changes to the SET, including the appointment of new executives, and monitoring the development and performance of all SET members

•
monitoring the performance of the bank during the year and determining compensation awards in accordance with the executive compensation framework

•
reviewing and recommending performance objectives for the CEO, evaluating performance against these objectives, and recommending compensation for the CEO to the board of directors for approval

•
participating in a joint session with the risk committee to obtain information to appropriately consider risk when determining year-end variable compensation pools for executives and the funds available for other material incentive plans

•
reviewing the approach to incorporating ESG metrics in compensation in the context of market practice and evolving trends

36   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Employee Total Rewards
•
reviewing actions taken to reward and recognize non-executive employees for their efforts on behalf of the bank and its customers, including a mid-year salary increase or bonus in addition to annual compensation adjustments, as applicable

•
monitoring the compensation outcomes for executives relative to the outcomes for non-executive employees, including with respect to the business performance factors used to determine year-end variable compensation awards and year-end base salary increase budgets

•
reviewing the results of a detailed statistical analysis of compensation, which found that women globally earned more than 99 cents for every dollar earned by men, visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities, and minorities in the U.S. earned one dollar for every dollar earned by non-minorities, after adjusting for factors such as level, geography and role

•
reviewing and approving changes to the bank’s material incentive plans, and approving the aggregate compensation awards under the bank’s pool-based material incentive plans

•
reviewing a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year

TD has established robust retirement and benefits plan governance models for appropriate strategic and ongoing oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank’s non-executive retirement plans to four senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank’s benefit programs.
Independent Advisors
To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. Hugessen Consulting Inc. (Hugessen) is an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, and was engaged as the committee’s independent compensation advisor effective June 2017.
Hugessen provides independent compensation advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, Hugessen assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and Hugessen has not performed any services for, or received any fees from, management.
The total fees paid to Hugessen represent less than 5% of its revenue. The table below shows the fees paid to Hugessen for services provided to the HRC over the past two fiscal years.
	2022	2021
Executive Compensation-Related Fees	$386,395	$431,129
All Other Fees	—	—
Committee Composition
In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior executive, and by participating in educational programs conducted by the bank or an outside consultant.
For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, please refer to Schedule A   —   Corporate Governance of this circular for information on the continuing education of the bank’s directors.
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COMPENSATION DISCUSSION AND ANALYSIS
At the meeting, shareholders will be casting an advisory vote on the bank’s approach to executive compensation as outlined in the “Report of the Human Resources Committee” section on page 36 and “Approach to Executive Compensation” section on page 39 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. Shareholders are encouraged to read the disclosure, and to participate in the advisory vote.
Disclosure is presented in the following sections of this circular:
•
Approach to Executive Compensation (starting on page 39) — Provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.

•
2022 Performance and Compensation (starting on page 49) — Describes the link between actual pay and performance in 2022 for the bank’s NEOs, including details about the bank’s performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the ECP. This section also discloses the actual compensation awarded to each of the NEOs.

•
Additional Disclosure (starting on page 63) — Provides additional information required by regulators and recommended disclosure best practices, including details about employee total rewards practices, the alignment of the bank’s executive compensation programs to the Financial Stability Board (FSB) Guidelines, how compensation is aligned with risk appetite, material risk takers, pension plans, termination and change of control benefits, and the stock option program.

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APPROACH TO EXECUTIVE COMPENSATION
This section of the circular provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.
EXECUTIVE COMPENSATION PRINCIPLES
The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long term. To achieve this objective, the executive compensation program is based on the following principles, which are reviewed by the HRC on a periodic basis so that they continue to remain appropriate and aligned with the bank’s strategy:
1.
Align with the bank’s business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.
Effective risk management — Ensure plan design does not create an incentive for risk taking outside of the bank’s risk appetite and review each plan regularly to confirm that it is operating as intended.

3.
Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.
Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.
Pay for performance — Align compensation with the bank’s performance culture and clear relationships between pay and performance.

6.
Pay competitively — Set target compensation for competitiveness in the markets where the bank competes for talent.

ELEMENTS OF EXECUTIVE COMPENSATION
Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD includes the four components outlined below:
Element	Description
Base Salary
•
Fixed component of total compensation to provide a base level of earnings throughout the year.

•
Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.

Variable Compensation
•
Significant portion of total compensation for all executives, consisting of cash incentive and equity-based deferred compensation.

•
Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to align compensation with performance.

•
A detailed description of how variable compensation awards are determined is provided under the heading “How the Executive Compensation Plan Works” starting on page 40 of this circular.

Benefits and Perquisites
•
Provided to support the health and wellness of executives and their families.

•
Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.

•
Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.

Retirement Arrangements
•
Provided to support the financial well-being of executives in retirement.

•
Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.

•
Additional details regarding the pension plans can be found starting on page 69 of this circular.

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HOW THE EXECUTIVE COMPENSATION PLAN WORKS
The CEO and other NEOs, as well as approximately 2,100 of the bank’s most senior executives, participate in the ECP. There are four key steps in determining variable compensation awards under the ECP:
Establishing Target Total Direct Compensation
Under the ECP, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.
Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies for 2022
The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. The primary peer group for all Canadian based peers is the large Canadian banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia).
The primary peer group for U.S based peers is tailored to assess roles that are considered comparable in size and scope to the role at TD. The bank reviews U.S. market data for certain U.S. based roles, which may include foreign financial institutions with U.S. operations (BMO Financial Group, BNP Paribas CIB, MUFG Bank Ltd., Royal Bank of Canada, and Santander Bank NA) and U.S. regional banks (Bank of the West, BMO Financial, Citizens, Fifth Third, KeyCorp, M&T Bank, MUFG Union Bank, PNC, Truist, and U.S. Bancorp).
Benchmark Companies for 2023
As part of the annual review process completed for all executives, the committee reviewed the CEO’s total direct compensation target. The committee considered his performance, leadership, and tenure, and the size of the bank relative to the primary peer group consisting of the four largest Canadian bank peers. Given the limited number of Canadian bank peers and the significance to the bank of its U.S. operations, the committee also considered a secondary reference group to provide additional market context in its consideration of the CEO’s compensation. This group consisted of the fifteen largest mature, widely held Canadian companies having significant U.S. operations (Alimentation Couche-Tard Inc., Bank of Montreal, BCE Inc., Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Pacific Railway Limited, Enbridge Inc., Manulife Financial Corporation, Royal Bank of Canada, Suncor Energy Inc., TC Energy Corporation, Telus Corporation, The Bank of Nova Scotia, Thomson Reuters Corporation, Waste Connections, Inc.).

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The equity compensation target is established such that a meaningful portion of total variable compensation is awarded in equity which vests after three years for performance share units (PSUs) and four years for stock options. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank’s most senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value over the long term.
Evaluating Business Performance
Under the ECP, the pool of funds available for allocation as variable compensation awards is determined based on a combination of annual business metrics and other factors, including a risk adjustment. A business performance factor (BPF) is calculated for each of the bank’s business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a BPF:
How Business Performance is Assessed — Annual Business Metrics
At the start of each fiscal year, the HRC establishes the NIAT, customer experience & other ESG metrics, and ROTCE targets that are used to evaluate business performance at the end of the performance year.
Funding for the ECP for a particular year is determined by the committee after considering the bank’s performance against a number of key measures and performance targets that are aligned with the bank’s long-term strategy and fixed at the beginning of the year as indicated under annual business metrics in the schematic above. The bank’s performance against these annual business metrics generates a funding pool for the ECP which amounts to between 80% and 120% of the aggregate target compensation of the ECP members. The committee has unlimited discretion to modify the outcome generated by the plan terms and the bank’s performance based on the committee’s consideration of the other factors referred to in the schematic above. This range aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The range is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as the bank believes that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the ECP, representing 70% of the weighting for annual business metrics.
The bank calculates results, including NIAT, in two ways — ”reported” results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank adjusts for “items of note” to reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. Items of note are subject to a comprehensive governance process, including review by the Audit Committee and subsequent approval by the board, and a full reconciliation between reported and adjusted results is provided in the financial reports released by the bank.
The HRC believes that adjusted results provide a better understanding of underlying performance and, as a result, the adjusted NIAT results disclosed in the financial reports issued by the bank are used in the assessment and evaluation of business performance. NIAT targets are set on an adjusted basis to show consistency between targets and actual assessment.
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The following table provides a summary reconciliation of adjusted to reported NIAT in 2022:
(millions of Canadian dollars)
Net income — adjusted	15,425
After tax adjustments of items of note
Amortization of acquired intangibles(1)	(216)
Acquisition and integration charges related to the Schwab transaction(2)	(95)
Acquisition and integration-related charges for pending acquisitions(3)	(87)
Mitigation of interest rate volatility to closing capital on First Horizon acquisition(4)	1,236
Gain on sale of Schwab shares(5)	997
Litigation settlement recovery(6)	169
Total adjustments for items of note	2,004
Net income — reported	17,429

(1)
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab. Refer to Table 3 of the bank’s 2022 MD&A for additional information.

(2)
Acquisition and integration charges related to the Schwab transaction include the bank’s own integration and acquisition costs, as well as the bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis. Refer to Table 3 of the bank’s 2022 MD&A for additional information.

(3)
Acquisition and integration-related charges for pending acquisitions are primarily related to professional services and other incremental operating expenses for various acquisitions. Refer to Table 3 of the bank’s 2022 MD&A for additional information.

(4)
Mitigation of interest rate volatility to closing capital on First Horizon acquisition includes the following components: i) mark-to-market gains (losses) on interest rate swaps recorded in non-interest income; ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income; and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income. Refer to the “Significant Events and Pending Acquisitions” section of the bank’s 2022 MD&A for further details. Refer to Table 3 of the bank’s 2022 MD&A for amounts.

(5)
The bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale. Refer to Table 3 of the bank’s 2022 MD&A for additional information.

(6)
The bank reached a settlement in TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada, pursuant to which the bank recovered losses resulting from the previous resolution by the bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein. Refer to Table 3 of the bank’s 2022 MD&A for additional information.

Please see “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of the bank’s 2022 MD&A for further explanation. The items of note are disclosed in Table 3 of the bank’s 2022 MD&A.

How NIAT Targets are Set and Year-End Results are Assessed
The committee establishes NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (e.g., the impact of the interest rate environment and other macroeconomic factors) and other internal factors, such as the expected impact of provisions for credit losses and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.
NIAT targets are established at the beginning of the year, based on the information that is available at the time. Critical to the bank’s approach is a review at year-end of key drivers of business performance as well as any material unanticipated events that occurred during the year. This process is used to assist the committee in determining whether or not to make discretionary adjustments to the calculated business performance factors such that final factors appropriately reflect performance during the year.

Customer Experience & Other ESG Metrics — To recognize and reflect the importance of ESG for all of the bank’s stakeholders, a number of ESG metrics are formally incorporated in the annual business metrics for the SET. These metrics supplement customer experience, and have a combined weighting of 20%.
Customer Experience — TD strives to be a leader in customer experience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of more than 1 million customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank’s strategy.
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Customer experience in the bank’s various businesses is evaluated using the Legendary Experience Index (LEI). LEI asks customers whether or not they perceive their recent experience with TD to have been exceptional and, on the basis of that experience, how likely they would be to do additional business with TD should they have financial needs in the future. Customers are asked to rate their experience and future business intention on a 10-point scale (1 being the lowest and 10 being the highest). LEI is a weighted average score of results on the experience and future business questions, in each case where the result reflects the percentage of customers who gave a score of 9 or 10. Thus, an LEI score of 70.7% means that a weighted average of 70.7% of customers who provided feedback gave the bank a score of 9 or 10 out of 10 when assessing their experience or future business intention.
Within the ECP, customer experience results for the NEOs, including the CEO, are evaluated against a bank-wide composite that incorporates the LEI results from the different business segments.
Other ESG Metrics — These metrics are related to the bank’s overall ESG strategy and also reflect the interests of shareholders, customers, colleagues and communities. For each objective, quantitative and/or qualitative metrics are established and used to evaluate performance. At year-end, a detailed assessment of each objective is reviewed by the committee, including the quantitative and qualitative metrics, and the committee uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive or negative. As the bank’s approach to ESG performance evolves, the metrics by which success is measured will also evolve, and the specific metrics used for compensation purposes will be re-evaluated each year.

Other ESG Metrics
In 2022, metrics were a combination of qualitative and quantitative items as described below:
•
Climate Change: In 2022, the focus was on the milestones necessary to achieve the bank’s Climate Action Plan and net-zero target, as well as establishing sustainable financial initiatives that further embed ESG in the bank’s business strategies.

•
Diversity and Inclusion: In 2022, the focus was on meeting or making progress against the bank’s representation objectives. All metrics were aligned with the bank’s public commitments. Where public commitments are longer term, the metric is to make progress so that the bank is on the appropriate path to meet commitments in the required timeframe.

•
Employee Engagement: Maintain top quartile employee engagement score. Employee engagement score on the annual census survey (TD Pulse) meets or exceeds the 75th percentile benchmark of global companies within the Qualtrics database.

Return on Tangible Common Equity (ROTCE) — To recognize the importance of effective management of capital on the long-term performance of the bank, ROTCE is one of the key annual business metrics with a weighting of 10%. ROTCE performance is evaluated relative to the median of the large Canadian banks (including TD).
How Business Performance is Assessed — Other Factors
In addition to the annual business metrics, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers, and performance against strategic initiatives identified at the beginning of the year. These factors are assessed using comprehensive scorecards, including a number of quantitative and qualitative metrics. The following provides a description of each of these components.
Risk Adjustment — The bank’s strategy incorporates a disciplined approach to risk management which is detailed beginning on page 64 of this circular. The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the Chief Risk Officer (CRO) provides an assessment of performance relative to the risk appetite for the year (additional details on the assessment are provided on page 64). This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate. Risk adjustments can only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
Relative Performance — Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics, including earnings per share (EPS) growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, return on equity (ROE) (1 and 5 year), NIAT growth, PCL (including PCL impaired and PCL performing), operating leverage, loans and deposits, insurance and related claims, PTPP earnings, and non-adjusted metrics, including TSR (1 and 3 year). The scorecard allows the committee to complete a holistic assessment of performance both
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during the year, and over the medium-term as appropriate. When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/− 10% (with typical results within a +/− 2.5% range), and the final impact aligned with the overall assessment of performance during the year.

Benchmark Companies
For 2022, ROTCE and relative performance were assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.
The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.
Note: Revenue is for the 2022 fiscal year, assets and market capitalization are as at October 31, 2022.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization
Bank of Montreal	1,139.2	33.7	85.0
Canadian Imperial Bank of Commerce	943.6	21.8	56.1
Royal Bank of Canada	1,917.2	49.0	174.3
The Bank of Nova Scotia	1,349.4	31.4	78.5

TD	1,917.5	49.0	158.7
TD’s rank (out of 5)	1	1	2
Strategic Initiatives — At the beginning of the year, the committee and the CEO agree on strategic initiatives/enterprise priorities that are critical to the long-term success of the bank. For each priority, quantitative and qualitative objectives are established and used to evaluate performance. At the end of the year, the committee reviews a comprehensive assessment of progress against each of the priorities, including the quantitative and qualitative objectives, and uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation. Impact to compensation can be either positive or negative to reflect performance during the year.

2022 Strategic Initiatives/Enterprise Priorities
For fiscal 2022, the HRC approved the following five enterprise priorities:
•
Distribution Transformation: The bank will continue to evolve its distribution approach, with a view to elevate the advice and customer value proposition, increase the depth of relationship with customers across all channels, and drive greater digital adoption and engagement.

•
Next Evolution of Work: The bank has undertaken a transformation to continue the evolution and deployment of end-to-end customer journeys holistically, which will be powered by channel-agnostic, cross-border platforms that deliver shared capabilities across the enterprise, and practice areas that support a culture of continuous learning and an improved colleague experience.

•
Operational Excellence: The focus is on achieving operational excellence by improving processes, data and analytics, and technology across the bank with a focus on security, stability and efficiency.

•
Environmental, Social and Governance: The bank is committed to taking an all-bank approach to embed ESG into its businesses, processes and operations. Over the next few years, the focus is on delivering the bank’s public commitments and related targets and further key environmental, social and governance work at the bank.

•
Colleague Experience: This priority includes empowering colleagues to be confident they have the skills to adapt, develop and succeed. In addition, the bank will continue to foster an inclusive environment through its focus on diversity and inclusion.

Discretion — The committee’s objective is to appropriately align pay and performance after a comprehensive assessment of performance (incorporating all of the elements outlined above), and the committee has the ability to apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance during the year, including significant unexpected events that occurred during the year.
In the event the bank were to experience negative outcomes not reflected in the compensation funding, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes beyond the +/− 20% impact associated with the annual business measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, variable compensation awards (including cash and equity) may be reduced to zero.
When making its final decision on funding of the ECP pool for a year, the committee considers the bank’s overall performance and retains the discretion to make adjustments to the result generated by the ECP
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funding framework if the committee believes that such adjustments are necessary to appropriately align pay with performance. No such discretion was exercised in respect of 2022. Please see “Letter to Shareholders” beginning on page 32 for further information.
Determining Funds Available to Allocate
At the end of the fiscal year, the aggregate funds available for allocation as year-end variable compensation awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:
Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year.
Evaluating Individual Performance to Determine Individual Awards
Once the aggregate funds available for allocation are determined, variable compensation awards for each executive are determined so as to reflect individual performance based on consideration of relevant factors.
The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/− 20% of calculated funds available (i.e., individual variable compensation target multiplied by the applicable BPF). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.
An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Individual objectives are aligned with organizational goals, business targets, scorecards, and principles important to the bank, including financial, operational, customer experience, risk, colleague and ESG objectives as appropriate for the role. All executives are assessed against risk management, Code of Conduct and Ethics (the Code), and control framework observance, including operating in a manner consistent with the risk appetite, and with the cultural and behavioural standards and guidelines embodied in the Code and shared commitments. These include ESG-related elements that are foundational to the bank’s vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity. This information is used to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive or negative.
Pay Mix
Once final compensation for the year is determined, variable compensation awards are separated into cash incentive and equity compensation awards in accordance with minimum deferral levels established by the bank. The pay mix reflects the bank’s balanced approach to compensation, supporting alignment of executive interests to the short-, mid- and long-term performance of the bank. Equity compensation in the form of PSUs (mid-term incentives) and stock options (long-term incentives) represents the most significant component of compensation for senior executives. This focus on equity compensation highlights the importance the bank places on ensuring that executive interests are tied to the sustainable growth and long-term performance of the bank, a key component of the bank’s compensation philosophy.
Deferral levels are based on title for the majority of executives, with the amount deferred increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals, the mix of compensation is aligned with regulatory expectations.
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The following graph provides a summary of average target pay mix by level for participants in the ECP.
As outlined in the graph above, a significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis. The value awarded is linked to performance during the year and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.
The following section provides additional details on PSUs and stock options.
Performance Share Units (PSUs)
PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, cliff vest, and are subject to an adjustment at grant and maturity to reflect bank performance over a four-year performance period.
To align with the bank’s pay for performance philosophy, PSUs are not guaranteed and the final value is determined at the end of a four-year performance period after considering various performance measures over the three stages of the award cycle: (1) at award, (2) during the three-year vesting period, and (3) at award maturity. The performance measures include quantitative measures, discretionary factors, and both relative and absolute share price performance.
The resulting outcome of the PSU program is a cumulative quantitative performance range of 64% to 144% of target during the four-year performance period. This performance range is then further impacted by discretionary factors and the bank’s share price at maturity, since the final award value is dependent on changes in the stock price between grant date and maturity, creating a substantially wider potential range of outcomes.
As a large financial institution, the bank believes that it is critically important to design its compensation programs to avoid incenting behaviour which is outside of the bank’s risk appetite, while aligning compensation outcomes with the experience of shareholders. By evaluating performance at multiple stages, the bank is able to deliver a desired degree of variability in outcomes, without using excessive leverage. This approach is aligned with the bank’s risk appetite, reinforces the desired culture, and is responsive to regulatory concerns arising from the 2008/2009 financial crisis that excessive leverage in compensation programs could lead to inappropriate risk taking.
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The following graph and table outline the quantitative measures and discretionary factors in each of the three stages.

4-Year Performance Period for December 2022 PSU Awards
1 Year Pre-Grant
3 Years Post-Grant
November 1, 2021 to October 31, 2022
+
October 31, 2022 to October 31, 2025
December 12, 2022 to December 12, 2025
% of Target Award
150%
125%
100%
75%
50%
25%
0%
Maximum BPF: 130%
Discretion
120%
Quantitative Measures (+/- 20%)
80%
Discretion
144% (120% x 120%)
Three-year Relative TSR (+/- 20%)
64% (80% x 80%)
Discretion
Three-year Share Price Performance and Dividends
Target Award
Stage 1: Award Date
Stage 2: Three-Year Vesting Period
Stage 3: Award Maturity

Four-Year Performance Period	Performance Measures
Stage 1: Award Date	Quantitative Measures: • BPF impact of +/− 20% based on annual business metrics of adjusted NIAT, customer experience & other ESG metrics, and ROTCE.
Performance of 0% to 130% during the fiscal year prior to award
Other Factors:
•
BPF is adjusted from 0% to 130% based on risk adjustment, relative performance, strategic initiatives and discretion. There is no limit on potential reductions.

•
Individual awards are allocated based on performance against objectives, calibration to peers, and consideration of risk, control and misconduct outcomes.

Stage 2: Three-year Vesting Period	Quantitative Measures: • Impact of +/− 20% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows: (TD TSR − average peer TSR) × 3 + 100%
Performance of 0% to 120% between the award date and the vest date	Other Factors: • The committee may cancel all or a portion of outstanding unvested share units in certain circumstances, including non-compliance with the bank’s risk appetite.
Stage 3: Award Maturity	The final award value is dependent on changes in the stock price and dividends awarded between grant date and maturity.
As can be seen from the foregoing, the impact of the performance adjustment at stages 1 and 2 creates a potential performance range from 64% (80% in stage 1 multiplied by 80% in stage 2) to 144% (120% in stage 1 multiplied by 120% in stage 2), before the impact of changes in the stock price over the three-year term of the PSUs (a performance related measure) and any discretion exercised by the committee (which discretion would also likely be performance related). As stated above, the bank believes that this range in the program design incents management behaviour which grows the bank’s business but does not encourage behaviour which exceeds the bank’s risk appetite or contravenes the Code, thereby striking a balance which is consistent with the bank’s risk appetite and appropriate for an entity such as the bank, which is subject to prudential regulation.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   47

In addition to the performance adjustments outlined above, unvested awards may be cancelled in the event of resignation. Executives terminated for cause as a result of conduct or other issues forfeit all unvested PSUs. Furthermore, all variable compensation is subject to clawback (refer to page 66 under the header Reduction, Forfeiture, and Clawback of Variable Compensation).
Stock Options
A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.
Stock options are awarded based on the BPF (i.e., adjusted NIAT, customer experience & other ESG metrics, ROTCE, risk adjustment, relative performance, strategic initiatives, discretion) and individual performance (performance against objectives, calibration to peers, consideration of risk, control and misconduct outcomes) as outlined on pages 41 to 45 of this circular. Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.
The final value of stock options depends on the increase in share price between the date of grant and the date of exercise. Unvested awards may be cancelled in the event of resignation, and may be cancelled by the committee in certain circumstances, including non-compliance with the bank’s risk appetite (refer to pages 65 to 67 for detailed information regarding risk adjustments to compensation). Executives terminated for cause as a result of conduct or other issues forfeit all outstanding (vested and unvested) stock options. All variable compensation is subject to clawback as outlined on page 66.
Deferred Share Units (DSUs) and Vesting Share Units (VSUs)
In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of the cash incentive received into DSUs. DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive VSUs which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 76.
Restricted Share Units (RSUs)
RSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, and cliff vest and mature on the third anniversary of the award date. Executives below the senior vice president level, Wholesale Banking executives, and select other employees may receive RSUs, which are awarded based on the BPF and individual performance. RSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date. Unvested awards may be cancelled in the event of resignation, and executives terminated for cause as a result of conduct or other issues forfeit all unvested RSUs. Furthermore, all variable compensation is subject to clawback (refer to page 66 under the header Reduction, Forfeiture, and Clawback of Variable Compensation). Additional details on RSUs can be found on page 76.
48   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

2022 PERFORMANCE AND COMPENSATION
This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the ECP, and then describes key performance highlights considered when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the bank’s NEOs, as required by applicable law.
2022 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN
For details regarding the following four steps used to determine annual compensation awards under the ECP, refer to the “How the Executive Compensation Plan Works” section on page 40 of this circular.
Steps two through four occur at the end of the year and are designed to align final compensation awards with the risk-adjusted performance of the bank.
Evaluating Business Performance in 2022
The following diagram summarizes the calculation of the BPF for the NEOs, including the CEO, for 2022.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   49

Additional details on the BPF calculations are provided in the following table.
Description of 2022 Performance
Annual Business Metrics(1)	2022 Target / Metric	2022 Results / Comments	Impact on Factor(2)
Adjusted NIAT ($ in millions)(3)	$13,494	✓ $15,425	14.0%
Customer Experience & Other ESG Metrics:			0.7%
Customer Experience	70.0%	✓ 70.7% (0.7% above target)
Climate Change	Make progress against scope 1 and 2 interim GHG emissions reduction targets (reduction of 25% from 2019 baseline by 2025)	✓ On track to achieving 25% scope 1 and 2 interim GHG emissions reduction targets by 2025	0%
	Advance setting of scope 3 GHG emissions reduction targets with targets established for a minimum of two sectors	✓ Scope 3 GHG emissions reduction targets for energy and power generation sectors finalized and published in March 2022 ✓ Continued progress on additional scope 3 targets
	ESG opportunities embedded in business strategies with each business SET member to have ESG objectives established
✓
TD Securities ranked as the top Canadian bank for global Green, Social, Sustainability, Sustainability-Linked Bonds(4)

✓
Progress continues to integrate ESG considerations into business strategies

Diversity & Inclusion	Double Black VP+ representation across North America by 2022, as compared to 2020 baseline	✓ As of October 31, 2022, Black VP+ representation had more than doubled
	Achieve 25% Black, Indigenous Peoples and Minority community VP+ representation across North America by 2025	✓ Representation increased 4% year-over-year to 22.5%
	Increase VP+ Women representation to 45% by 2025 (Canada)	✓ Representation increased 0.3% year-over-year to 40.3%
Employee Engagement	Top quartile employee engagement (4.26)	✓ Annual employee engagement result of 4.30 exceeding the top quartile benchmark
Adjusted ROTCE(3)	19.34%	✓ 21.16% (1.82% above target)	1.3%
Total	16.0%

At the end of the year, the final adjusted NIAT, customer experience & other ESG metrics, and ROTCE results were compared to the targets that were established, and the impact on the business performance was calculated as outlined above.

Risk Adjustment: Following consideration of the assessment of performance relative to the risk appetite by the CRO, the bank was found to be in alignment with the risk appetite and the committee did not make any risk adjustments for 2022 awards.

Relative Performance: In 2022, the committee determined that overall the bank performed above median compared to the broader peer group. After considering the bank’s performance on a comprehensive scorecard of adjusted metrics, and discussing relative performance with senior management, the committee determined that it was appropriate to apply an adjustment of 1.0% related to relative performance during the year for the NEOs, including the CEO.

Strategic Initiatives: The committee determined that management made notable progress on strategic initiatives, including the announcement of two acquisitions that, upon closing, are expected to accelerate growth for the long-term. The committee determined that it was appropriate to make no adjustment.

Discretionary Adjustments: At year-end, the committee considered other relevant factors when determining the final business performance factors. Having considered all the factors it deemed relevant, the committee decided that the output of the ECP funding formula appropriately aligned executive pay with the bank’s performance in 2022 and that it was neither desirable nor necessary to make any discretionary adjustments.

Final Business Performance Factor: In assessing the results under the plan, the committee considered the specific metrics covered by the plan as well as a variety of other factors and perspectives to ensure that compensation outcomes were appropriate and aligned with performance, as outlined on page 34. The end result after combining the factors above was a business performance factor of 117% for the NEOs, including the CEO, which the committee determined was appropriate given performance during the year.

(1)
NIAT has a weighting of 70%, customer experience & other ESG metrics has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor.

(2)
The bank’s performance against the targets that were established at the beginning of the year typically impacts the funding of the ECP pool by up to +/- 20%, in aggregate. This aligns the plan with the bank’s risk appetite and desired culture, avoiding creating an incentive for inappropriate risk taking.

50   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

(3)
Refer to footnote 2 on page 35 for additional information.

(4)
According to Bloomberg's league tables.

Determining Funds Available for 2022
A business performance factor of 117% meant that the committee could allocate aggregate variable compensation awards to the NEOs, including the CEO, equal to 117% of aggregate target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the business performance factor.
Evaluating Individual Performance to Determine Individual Awards
CEO
The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the ECP. The individual performance of the bank’s CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the Board Chair and the chair of the HRC. The assessment included a comprehensive 360-degree assessment process that incorporated feedback from all board and SET members, and included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague and ESG objectives.
After considering the results of this annual assessment, and with the benefit of advice from its independent advisor, the committee recommended to the board the total direct compensation for the CEO, including base salary and the annual cash incentive and equity compensation awards.
OTHER NEOs
The final stage in determining year-end awards for the other NEOs under the ECP involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs’ individual performance was assessed by the CEO against goals and objectives including financial, operational, customer experience, risk, colleague and ESG objectives, as appropriate for the role. The assessment for the NEOs included progress on talent and diversity initiatives, as well as their contributions to the enterprise priorities of distribution transformation, next evolution of work, operational excellence, ESG, and colleague experience.
To provide a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the chief human resources officer met with the chief auditor, the general counsel, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the chief financial officer, the CRO, the chief compliance officer, the chief auditor and the chief anti-money laundering officer.
Based on the results of the annual assessment process outlined above and the CEO’s recommendation, the committee considered and approved the NEOs’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   51

Bharat Masrani
Group President and Chief Executive Officer, TD Bank Group
Mr. Masrani is responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani establishes the strategic direction for the bank and allocates the bank’s financial and human capital. Mr. Masrani is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance
Under Mr. Masrani’s leadership, the bank made excellent progress on its strategic priorities and delivered for its stakeholders. Supported by ongoing investments in technology, talent and new capabilities, the bank continued to grow in 2022. Key highlights include:
•
Reported earnings grew to $17.4 billion ($15.4 billion on an adjusted basis), a 22% increase over 2021 (5% on an adjusted basis)(1);

•
Ended the year with a solid capital position resulting in a Common Equity Tier 1 Ratio of 16.2%(2);

•
Delivered TSR of 0.9%, above the Canadian peer average of -7.3%(3); and

•
Announced strategic transactions of First Horizon and Cowen that, once closed, will add scale, new capabilities, talented colleagues, and over one million customers and clients to the bank.

The bank continued to make significant progress on the enterprise strategic priorities outlined on page 44, while focusing on the evolving needs of customers, colleagues and the communities in which the bank operates, including:
•
Enhanced the bank’s offerings to meet evolving customer needs, and expanded access to services to help more customers get the support they need, where and when they need it;

•
Delivered exceptional customer experience with Legendary Experience Index (LEI) results exceeding target by 70 basis points;

•
Continued to achieve top quartile employee engagement results on the annual census survey (TD Pulse) as measured against a benchmark of global companies within the Qualtrics database;

•
Advanced the bank’s diversity and inclusion priorities, reaching the goal of doubling the number of Black VP+ by the end of 2022;

•
Advanced the goals of the bank’s Climate Action Plan and announced interim financed emissions targets for the energy and power generation sectors; and

•
Contributed more than $147 million towards the 2030 target of $1 billion to community, non-profit, and other organizations through the TD Ready Commitment to help build a more inclusive and sustainable future.

During the year, the bank received notable external recognition including:
•
The only Canadian bank listed on the Dow Jones Sustainability World Index for eight consecutive years;

•
Named one of Canada’s Best Workplaces for Women by Great Place to Work Canada, and a Top Company for Diversity by DiversityInc in the U.S.;

•
Received the Celent 2022 Model Bank Award for Customer Engagement for the second consecutive year; and

•
Named Best Consumer Digital Bank in Canada and North America (Global Finance) for the second consecutive year.

CEO Compensation
After considering the funding under the ECP, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $14,964,000, $1,964,000 above his target of $13,000,000.
	2022 Actual	2021 Actual	2022 Actual Pay Mix
Salary	$1,450,000	$1,450,000
Variable Compensation	$13,514,000	$11,929,200
Cash Incentive	$2,691,000	$2,374,200
Performance Share Units	$7,251,410	$6,401,850
Stock Options (rounded)	$3,571,590	$3,153,150
Total Direct Compensation	$14,964,000	$13,379,200
52   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

CEO Target Compensation for 2023
As part of the annual review process completed for all executives, the committee reviewed the CEO’s total direct compensation target. The committee considered his performance, leadership, and tenure, and the size of the bank relative to the primary peer group consisting of the four largest Canadian bank peers. Given the limited number of Canadian bank peers and the significance to the bank of its U.S. operations, the committee also considered a secondary reference group to provide additional market context in its consideration of the CEO’s compensation. This group consisted of the fifteen largest mature, widely held Canadian companies having significant U.S. operations.
Following the review, the committee recommended, and the board approved an increase in the CEO’s total direct compensation target to $15,000,000 for 2023, which the committee believes is appropriate given market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Masrani’s leadership.
CEO Compensation Over Time
The following table compares the grant date value of compensation awarded to Mr. Masrani from 2018 – 2022 in respect of performance as CEO with the actual value received from compensation awards.
The actual total direct compensation value for the fiscal years noted represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2022.
Year	Total Direct Compensation Awarded (000s)(4)	[A] Realized Pay (000s)(5)	[B] Realizable Pay (000s)(6)	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2022 (000s)	Value of $100
					Period	CEO(7)	Shareholder(8)
2018	$13,645	$10,379	$6,439	$16,818	10/31/17 to 12/31/22	$123	$146
2019	$11,626	$12,082	$3,221	$15,303	10/31/18 to 12/31/22	$132	$142
2020	$10,442	$3,240	$9,840	$13,080	10/31/19 to 12/31/22	$125	$132
2021	$13,379	$3,824	$6,122	$9,946	10/31/20 to 12/31/22	$74	$161
2022	$14,964	$4,141	$7,021	$11,162	10/31/21 to 12/31/22	$75	$102
					Weighted Average	$104	$137
Share Ownership — Mr. Masrani exceeds his share ownership requirement of $14,500,000.
	Actual Share Ownership at December 31, 2022				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(9)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
10	88,321,398	28,531,081	19,501,809	136,354,288	80.59	94.04

(1)
Refer to footnote 2 on page 35 for additional information.

(2)
This measure has been calculated in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements.

(3)
Refer to footnotes 8 and 9 on page 35 for additional information.

(4)
Includes salary and variable compensation awarded at year-end in respect of performance during the year, and a special one-time stock option award of $1,900,000 for Mr. Masrani in 2018.

(5)
Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the exercise value of options granted during the period.

(6)
Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.

(7)
Represents the realized and realizable value to Mr. Masrani for each $100 awarded in total direct compensation during the fiscal year indicated.

(8)
Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

(9)
The value of Mr. Masrani’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $11,059,290.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   53

Kelvin Vi Luan Tran
Senior Executive Vice President and Chief Financial Officer, TD Bank Group
Mr. Tran is responsible for developing and delivering financial strategy, information and management support on an enterprise-wide basis for TD, consistent with the bank’s enterprise risk appetite. Mr. Tran’s mandate encompasses financial, management and regulatory reporting, enterprise and decision support (including financial analysis, planning and forecasting, and performance management), investor relations, taxation, TD economics, financial control and governance.

2022 Performance
As SEVP and Chief Financial Officer, Mr. Tran leads a number of enterprise functions that are critical to the bank and contributed to the strong financial performance during 2022:
•
Reported earnings of $17.4 billion, a 22% increase over 2021, and adjusted earnings of $15.4 billion, an increase of 5% over 2021(1);

•
Reported ROE of 18.0% and adjusted ROE of 15.9%(1)(2);

•
Solid capital position resulting in a Common Equity Tier 1 Ratio of 16.2% at year-end(3);

•
Increase in common share dividend to shareholders by 13% in 2022;

•
Revenue growth of 15% (8% on an adjusted basis) versus expense growth of 7% (6% on an adjusted basis)(1);

•
Refreshed the finance function strategy to accelerate the evolution as a strategic partner, advance the enterprise strategy, provide advice and credible challenge to the segments, and emphasize the business metrics and competitive actions needed to help achieve the bank’s aspirational growth strategies;

•
Provided strategic advice to the SET to solve complex business and competitive challenges, streamlined monthly results to enable focused discussions on action-oriented outcomes, and guided the bank’s investment prioritization and expense management; and

•
Reorganized the finance function to optimize the organizational structure and develop top diverse talent, re-designed the competency framework for finance colleagues, and improved year-over-year employee engagement results.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Tran of $3,416,500 for 2022. The following table highlights the final total direct compensation awarded to Mr. Tran for the past two years.
	2022 Actual	2021 Actual	2022 Actual Pay Mix
Salary	$550,000	$450,000
Variable Compensation	$2,866,500	$2,190,000
Cash Incentive	$1,146,500	$963,000
Performance Share Units	$1,204,000	$858,900
Stock Options (rounded)	$516,000	$368,100
Total Direct Compensation	$3,416,500	$2,640,000
Mr. Tran’s base salary was increased from $450,000 to $550,000 as of June 1, 2022. Compensation awarded includes the impact of an increase in target compensation associated with Mr. Tran assuming the role of Senior Executive Vice President and Chief Financial Officer on September 1, 2021. Mr. Tran was Executive Vice President, Enterprise Finance until August 31, 2021.
Share Ownership — Mr. Tran exceeds his share ownership requirement of $2,750,000.
	Actual Share Ownership at December 31, 2022				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(4)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
5	1,519,961	3,800,401	2,886,492	8,206,854	9.67	14.92

(1)
Refer to footnote 2 on page 35 for additional information.

(2)
For additional information about this metric, refer to the Glossary in the 2022 MD&A.

(3)
This measure has been calculated in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements.

(4)
The value of Mr. Tran’s vested share units includes DSUs only.

54   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Riaz Ahmed
Group Head, Wholesale Banking, TD Bank Group
President & CEO, TD Securities
Mr. Ahmed is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment, and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior client and colleague experience.

2022 Performance
Under Mr. Ahmed’s leadership, the Wholesale Banking segment delivered revenue of $4.8 billion in 2022, an increase of 3% compared with the prior year. 2022 business highlights for the Wholesale Banking segment include:
•
Announced the acquisition of Cowen which, upon closing, will help accelerate TD Securities’ growth strategy and provide clients with complementary capabilities and broader equity research coverage;

•
Announced the acquisition of First Horizon which, following closing, will further expand the bank’s fixed income distribution capabilities through the integration of First Horizon’s wholesale division, FHN Financial;

•
Advanced its U.S. dollar strategy, strengthened its global business, and supported clients through a changing economic landscape;

•
Continued to strengthen leadership position as ESG capital markets advisors, as demonstrated by a number of transactions including: named Lead Manager of the Year for Sovereign, Supranational & Agency (SSA) Green Bonds in Environment Finance’s 2022 Bond Awards, and launched carbon advisory business and invested $10 million in the Boreal Wildlands Carbon Project;

•
Named #1 Overall Canadian Fixed-Income Service Quality Leader for the fourth consecutive year, and Canadian FX Service Quality Leader for Corporates for the third consecutive year, in the 2022 Coalition Greenwich Study; and

•
Received a score of 100% in the Human Rights Campaign Corporate Equality Index in the U.S. for the seventh consecutive year.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Ahmed of $8,355,000 for 2022. The following table highlights the final total direct compensation awarded to Mr. Ahmed for the past two years.
	2022 Actual	2021 Actual	2022 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$7,605,000	$5,099,000
Cash Incentive	$2,661,000	$1,784,000
Performance Share Units	$3,312,480	$2,221,050
Stock Options (rounded)	$1,631,520	$1,093,950
Total Direct Compensation	$8,355,000	$5,849,000
Mr. Ahmed’s 2021 compensation includes the impact of an increase in target compensation associated with Mr. Ahmed assuming the role of Group Head, Wholesale Banking and President & CEO, TD Securities on September 1, 2021. Mr. Ahmed was Group Head and Chief Financial Officer, TD Bank Group until August 31, 2021.
Share Ownership — Mr. Ahmed exceeds his share ownership requirement of $7,250,000(1).
	Actual Share Ownership at December 31, 2022				Multiple of Target Total Direct Compensation
		Share Units
Required Multiple(1)	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
1	38,315,858	24,418,442	6,822,380	69,556,680	8.65	9.59

(1)
Mr. Ahmed’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

(2)
The value of Mr. Ahmed’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $570,114.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   55

Leo Salom
Group Head, U.S. Retail, TD Bank Group and President & CEO, TD Bank,
America’s Most Convenient Bank®
Mr. Salom was Group Head, Wealth Management and TD Insurance, TD Bank Group until December 31, 2021. Effective January 1, 2022, Mr. Salom was appointed Group Head, U.S. Retail, TD Bank Group, and President & CEO, TD Bank, America’s Most Convenient Bank®. In this role, Mr. Salom is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD’s relationships with U.S. stakeholders.

2022 Performance
As outlined above, Mr. Salom is responsible for the majority of businesses that contributed to the bank’s U.S. retail segment results in 2022. Excluding the contribution from the bank’s investment in Schwab, the bank’s U.S. retail segment delivered reported earnings of US$3.5 billion (also US$3.5 billion on an adjusted basis)(1), an increase of US$0.3 billion (US$0.2 billion on an adjusted basis), compared with last year. Other 2022 business highlights for the U.S. retail segment include:
•
Announced the acquisition of First Horizon Corporation which, upon closing, will accelerate the bank’s long-term growth strategy in the U.S. by acquiring a premier regional bank with an aligned culture and risk-management framework;

•
Continued to grow with new stores, additional capabilities, and enhanced products;

•
Refined the retail store network — opened new stores in attractive markets, renovated selected stores, continued to optimize store network to meet customers’ evolving needs, and maintained a focus on innovation;

•
Launched the TD Home Access Mortgage, an innovative affordable mortgage option designed to increase home ownership opportunities for Black and Hispanic communities in the U.S.; and

•
Made progress with diversity and inclusion objectives, as evidenced by winning several prestigious awards including one of America’s Best Employers for Women by Forbes and TD AMCB recognized as a Best Employer for Diversity 2022 by Forbes for the fourth consecutive year.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Salom of US$4,437,840 for 2022. The following table highlights the final total direct compensation awarded to Mr. Salom for the past two years.
	2022 Actual		2021 Actual		2022 Actual Pay Mix
Salary	US$	750,000	C$	750,000
Variable Compensation	US$	3,687,840	C$	3,870,000
Cash Incentive	US$	1,289,840	C$	1,354,000
Performance Share Units	US$	2,029,216	C$	1,685,720
Stock Options (rounded)	US$	368,784	C$	830,280
Total Direct Compensation	US$	4,437,840	C$	4,620,000
Mr. Salom’s 2022 compensation includes the impact of an increase in target compensation associated with Mr. Salom assuming the role of Group Head, U.S. Retail and President & CEO, TD Bank, America’s Most Convenient Bank® on January 1, 2022. Mr. Salom was Group Head, Wealth Management and TD Insurance until December 31, 2021.
Share Ownership — Mr. Salom exceeds his share ownership requirement of $5,813,550(2).
	Actual Share Ownership at December 31, 2022				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(3)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	2,116	2,269,391	6,285,484	8,556,991	2.34	8.83

(1)
Refer to footnote 2 on page 35 for additional information.

(2)
Mr. Salom’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2022 = 1.2919).

(3)
The value of Mr. Salom’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $1,977,986.

56   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Michael Rhodes
Group Head, Canadian Personal Banking, TD Bank Group
Mr. Rhodes was Group Head, Innovation, Technology and Shared Services (ITSS), TD Bank Group until December 31, 2021. Effective January 1, 2022, Mr. Rhodes was appointed Group Head, Canadian Personal Banking, TD Bank Group. In this role, Mr. Rhodes is responsible for the leadership of Canadian Personal Banking, more commonly known as TD Canada Trust, which includes Community Banking and Personal Banking Products. Mr. Rhodes is accountable for developing and implementing plans and strategies to achieve market share, profitability and other financial objectives, while delivering superior customer and colleague experience.

2022 Performance
Under Mr. Rhodes’ leadership, Canadian Personal Banking delivered $11.5 billion in revenue, and 8% growth in both personal loans and personal deposits, as compared with the prior year. The bank maintained strong market share(1) positions including #1 market share in Personal Non-Term deposits with industry-leading market share gains. 2022 business highlights for Canadian Personal Banking include:
•
Net customer acquisition reached its highest level in Personal Banking since 2014 with record new to Canada acquisition;

•
Added over 600 branch-based advisors to help more customers achieve their financial goals and to elevate the bank’s advice offering;

•
Enhanced the value proposition of Canadian Personal Banking products to drive strong Legendary Experience Index (LEI) results across the businesses and reduce customer friction;

•
TD Canada Trust was recognized as a Financial Service Excellence shared award winner for “Automated Telephone Banking Excellence”(2) and “Branch Service Excellence”(3) among the Big 5 Canadian Retail Banks(4) in the 2022 Ipsos Customer Service Index (CSI) study(5);

•
Rewards Canada recognized TD with more awards in 2022 than any other card issuer, with the TD Aeroplan Visa Infinite Card and the TD Cash Back Visa Infinite Card ranking best in their respective categories(6); and

•
Launched Sponsorship in Action for underrepresented groups to support career advancement, providing mentorship from senior leaders, resulting in 50% of participants being promoted or moving laterally to further develop critical experiences.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Rhodes of US$4,523,250 for 2022. The following table highlights the final total direct compensation awarded to Mr. Rhodes for the past two years.
	2022 Actual		2021 Actual		2022 Actual Pay Mix
Salary	US$	750,000	US$	600,000
Variable Compensation	US$	3,773,250	US$	3,608,000
Cash Incentive	US$	1,320,250	US$	1,262,000
Performance Share Units	US$	2,075,675	US$	1,985,200
Stock Options (rounded)	US$	377,325	US$	360,800
Total Direct Compensation	US$	4,523,250	US$	4,208,000
Mr. Rhodes’s 2022 compensation includes the impact of an increase in target compensation associated with Mr. Rhodes assuming the role of Group Head, Canadian Personal Banking on January 1, 2022. Mr. Rhodes was Group Head, Innovation, Technology and Shared Services (ITSS) until December 31, 2021.
Share Ownership — Mr. Rhodes exceeds his share ownership requirement of $5,813,550(7).
	Actual Share Ownership at December 31, 2022				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(8)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	1,977	2,223,940	7,496,597	9,722,514	2.30	10.03

(1)
Market share ranking is based on most current data available from OSFI for Personal Non-term deposits as at August 2022, from Interac’s Issuer Metric Summary as at October 2022.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   57

(2)
TD Canada Trust shared in the Automated Telephone Banking Excellence award in the 2022 Ipsos Study.

(3)
TD Canada Trust shared in the Branch Service Excellence award in the 2022 Ipsos Study.

(4)
Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.

(5)
Ipsos 2022 Financial Service Excellence Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2022 CSI program year ended with the September 2022 survey wave was 47,940 completed surveys yielding 71,731 financial institution ratings nationally.

(6)
Rewards Canada, Canada’s Choice 2022 Winners (2022)

(7)
Mr. Rhodes’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2022 = 1.2919).

(8)
The value of Mr. Rhodes’s vested share units includes VSUs only.

58   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the Canadian Securities Administrators.
SUMMARY COMPENSATION TABLE
The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2022, 2021, and 2020 for each of the bank’s NEOs.
Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Bharat Masrani(6)(7) Group President and Chief Executive Officer, TD Bank Group	2022	1,450,000	7,251,410	3,571,593	2,691,000	0	112,264	15,076,267
	2021	1,450,000	6,401,850	3,153,160	2,374,200	0	112,096	13,491,306
	2020	1,450,000	4,825,340	2,376,698	1,790,000	0	82,953	10,524,991
Kelvin Vi Luan Tran(8) Senior Executive Vice President and Chief Financial Officer, TD Bank Group	2022	492,302	1,204,000	516,005	1,146,500	1,042,600	132,958	4,534,365
	2021	470,427	858,900	368,102	963,000	533,300	305,117	3,498,846
Riaz Ahmed Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities	2022	750,000	3,312,480	1,631,530	2,661,000	300,700	137,143	8,792,853
	2021	750,000	2,221,050	1,093,961	1,784,000	333,200	50,274	6,232,485
	2020	750,000	1,131,630	557,386	908,175	315,600	49,837	3,712,628
Leo Salom(8)(9) Group Head, U.S Retail, TD Bank Group and President & CEO, TD Bank, America’s Most Convenient Bank®	2022	934,405	2,765,821	502,656	1,666,344	176,200	2,016,695	8,062,121
	2021	750,000	1,685,720	830,280	1,354,000	201,600	112,487	4,934,087
	2020	750,000	1,514,290	622,725	1,015,725	171,400	108,767	4,182,907
Michael Rhodes(8)(10) Group Head, Canadian Personal Banking, TD Bank Group	2022	939,112	2,829,145	514,306	1,705,631	217,800	632,451	6,838,445
	2021	753,600	2,523,983	458,722	1,585,072	27,695	124,140	5,473,212
	2020	806,640	1,778,505	323,287	1,190,735	25,308	285,254	4,409,729

(1)
Salary reflects base salary earned during the period November 1, 2021 to October 31, 2022 and may differ from base salary reported elsewhere in this circular as a result of changes that occurred during the fiscal 2022 year.

(2)
In 2022, the grant date fair value (compensation value) was lower than the accounting fair value for the stock option awards for Mr. Masrani, Mr. Tran, Mr. Ahmed, Mr. Salom, and Mr. Rhodes by $569,956, $82,344, $260,360, $80,214, and $82,073, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2022 awards was 14% of the share price. This is the average compensation value for stock option awards for the five years from December 2018 to December 2022, assuming an expected life equal to the full 10-year term of the stock options. The accounting fair value for the December 2022 awards is based on an expected life of 10 years, and the following additional inputs: risk free interest rate of 2.87%; volatility of 18.43%; and dividend yield of 3.69%.

(3)
Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular. Executives may elect to defer their annual cash incentive into DSUs. During 2021, Mr. Tran elected to defer 90% of his cash incentive into DSUs.

(4)
The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for NEOs are provided beginning on page 69 of this circular.

(5)
The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO’s total amount reported. For 2022, Mr. Masrani’s amount includes $49,863 in perquisite allowance and $44,846 in tax/financial planning costs; Mr. Tran’s includes $80,978 in tax/financial planning costs and $35,901 in perquisite allowance; Mr. Ahmed’s amount includes $80,349 in one-time club entrance fee and $35,901 in perquisite allowance; Mr. Salom’s amount includes $1,863,637 in one-time relocation costs; Mr. Rhodes’s amount includes $191,193 in tax gross-ups related to his cross-border travel expenses and $190,235 in accommodation-related expenses. Mr. Tran’s All Other Compensation for 2021 has been updated to reflect actual relocation costs which were previously estimated as noted in the 2021 circular.

(6)
The pension value reflects that Mr. Masrani has reached normal retirement age on June 1, 2019 according to the terms of the plan. Additional information, including changes in the total pension obligation, are outlined under the heading “Accrued NEO Defined Benefit Pension Obligation” on page 73 of this circular.

(7)
As part of the exchange of the bank’s investment in TD Ameritrade for an investment in The Charles Schwab Corporation, Mr. Masrani was appointed to the Board of Directors of The Charles Schwab Corporation effective October 6, 2020. In addition to the compensation reported in the table above, Mr. Masrani received the following payments from The Charles Schwab Corporation either in respect of or during the period November 1, 2021 to October 31, 2022: a retainer of US$119,167, which Mr. Masrani elected to be deferred as restricted stock units; a stock option award of US$86,000; and a restricted stock unit award of US$129,000. Each restricted stock unit is the equivalent to one share of common stock of The Charles Schwab Corporation and earns dividend equivalents which are paid in cash.

(8)
In 2021, Mr. Tran’s compensation was awarded in a combination of Canadian and U.S. dollars; in 2022, Mr. Salom’s compensation was awarded in a combination of Canadian and U.S. dollars; and, over the three-year period reported in the table above, Mr. Rhodes’s compensation was awarded in U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2022 = 1.2919; 2021 = 1.2560; 2020 = 1.3444). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (2022 = 1.363; 2021 = 1.2714; 2020 = 1.2769).

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   59

(9)
Mr. Salom was appointed Group Head, U.S Retail, TD Bank Group and President & CEO, TD Bank, America’s Most Convenient Bank® effective January 1, 2022. He previously held the position of Group Head, Wealth Management and TD Insurance until December 31, 2021.

(10)
Mr. Rhodes was appointed Group Head, Canadian Personal Banking, TD Bank Group effective January 1, 2022. He previously held the position of Group Head, Innovation, Technology and Shared Services, TD Bank Group until December 31, 2021.

INCENTIVE PLAN AWARDS
Outstanding Option-Based Awards and Share-Based Awards
The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2022.
Name	Option-based Awards(1)					Share-based Awards(1)(2)
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) ($)	Value of Options Exercised ($)	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested(3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed(3)(5) ($)
						Min(4)	Target	Min	Target
Bharat Masrani	0	40.54	Dec 13, 2022	0	5,974,553
	131,456	47.59	Dec 12, 2023	5,268,756
	141,668	52.46	Dec 11, 2024	4,988,130
	186,268	53.15	Dec 9, 2025	6,429,971
	157,224	65.75	Dec 12, 2026	3,446,350
	183,632	72.64	Dec 12, 2027	2,759,989
	352,268	69.39	Dec 12, 2028	6,439,459
	217,224	72.84	Dec 12, 2029	3,221,432
	220,432	71.88	Dec 12, 2030	3,480,621
	236,259	95.33	Dec 12, 2031	0
	281,738	90.55	Dec 12, 2032	0
						177,957	222,446	15,601,447	19,501,809	28,531,081
Total	2,108,169			36,034,709	5,974,553	177,957	222,446	15,601,447	19,501,809	28,531,081
Kelvin Tran	0	40.54	Dec 16, 2022	0	576,572
	9,552	47.59	Dec 12, 2023	382,844
	9,188	52.46	Dec 11, 2024	323,509
	9,612	53.15	Dec 9, 2025	331,806
	8,748	65.75	Dec 12, 2026	191,756
	9,312	72.64	Dec 12, 2027	139,959
	9,540	69.39	Dec 12, 2028	174,391
	9,116	72.84	Dec 12, 2029	135,190
	12,852	71.88	Dec 12, 2030	202,933
	27,581	95.33	Dec 12, 2031	0
	40,704	90.55	Dec 12, 2032	0
						26,723	32,925	2,342,849	2,886,492	3,800,401
Total	146,205			1,882,390	576,572	26,723	32,925	2,342,849	2,886,492	3,800,401
Riaz Ahmed	56,832	47.59	Dec 12, 2023	2,277,827
	57,188	52.46	Dec 11, 2024	2,013,589
	58,544	53.15	Dec 9, 2025	2,020,939
	50,192	65.75	Dec 12, 2026	1,100,209
	53,072	72.64	Dec 12, 2027	797,672
	53,292	69.39	Dec 12, 2028	974,178
	50,936	72.84	Dec 12, 2029	755,381
	51,696	71.88	Dec 12, 2030	816,280
	81,968	95.33	Dec 12, 2031	0
	128,700	90.55	Dec 12, 2032	0
						62,255	77,819	5,457,904	6,822,380	24,418,442
Total	642,420			10,756,074	0	62,255	77,819	5,457,904	6,822,380	24,418,442
Leo Salom	53,692	69.39	Dec 12, 2028	981,490
	52,752	72.84	Dec 12, 2029	782,312
	57,756	71.88	Dec 12, 2030	911,967
	62,211	95.33	Dec 12, 2031	0
	39,651	90.55	Dec 12, 2032	0
						58,107	71,695	5,094,280	6,285,484	2,269,391
Total	266,062			2,675,769	0	58,107	71,695	5,094,280	6,285,484	2,269,391
Michael Rhodes	20,000	53.15	Dec 9, 2025	690,400
	22,052	65.75	Dec 12, 2026	483,380
	24,684	72.64	Dec 12, 2027	371,001
	32,276	69.39	Dec 12, 2028	590,005
	30,544	72.84	Dec 12, 2029	452,968
	29,984	71.88	Dec 12, 2030	473,447
	34,371	95.33	Dec 12, 2031	0
	40,570	90.55	Dec 12, 2032	0
						68,407	85,509	5,997,278	7,496,597	2,223,940
Total	234,481			3,061,201	0	68,407	85,509	5,997,278	7,496,597	2,223,940

(1)
Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share

60   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.
(2)
The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.

(3)
Value is based on the December 30, 2022 TSX closing price for a common share of $87.67.

(4)
Represents 80% of the outstanding unvested PSUs, which is the lowest number of units determined by formula under the plan terms (however, the committee may, in its discretion, reduce or cancel outstanding unvested share units) and 100% of outstanding RSUs, DSUs and VSUs, if applicable.

(5)
Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

Value on Vesting or Pay-Out of Incentive Plan Awards
The table below presents details of all awards that vested in the most recently completed calendar year.
		Option-based Awards		Share-based Awards
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(1) (#)	Number of Units Vested During the Year(2) (#)	Value Vested During the Year ($)
Bharat Masrani	Dec 12, 2018	208,152	4,529,388	—	—	—	—
	Dec 12, 2019	—	—	74,975	9,881	95,058	8,607,483
Kelvin Tran	Dec 12, 2018	9,540	207,590	—	—	—	—
	Dec 12, 2019	—	—	6,207	818	7,870	712,620
Riaz Ahmed	Dec 12, 2018	53,292	1,159,634	—	—	—	—
	Dec 12, 2019	—	—	17,580	2,317	22,289	2,018,286
Leo Salom	Dec 12, 2018	53,692	1,168,338	—	—	—	—
	Dec 12, 2019	—	—	18,207	2,399	23,084	2,090,295
Michael Rhodes	Dec 12, 2018	32,276	702,326	—	—	—	—
	Dec 12, 2019	—	—	28,558	3,763	36,207	3,278,571

(1)
The PSUs granted on December 12, 2019 vested and matured on December 12, 2022. Additional details are provided under the heading “PSU Payout Factor in 2022” below.

(2)
Number of PSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

PSU Payout Factor in 2022
The PSUs granted on December 12, 2019 vested and matured on December 12, 2022. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period ending October 31, 2022 compared to the peer comparator group and can impact the final number of units within a range of 80% to 120%. The peer comparator group comprises Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
The following diagram summarizes the calculation of the performance factor.
Based on the bank’s relative three-year TSR versus the peer comparator group established at the time the award was granted, the calculated performance factor was calculated at 111.6%.
For PSUs granted in December 2022 and beyond, the performance factor appliable to PSUs at maturity will be calculated using the average of the three-year TSR relative to peers for the 20 trading days ending October 31, rather than using the results as of a single trading date of October 31.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   61

BANK PERFORMANCE AND EXECUTIVE COMPENSATION
Five Year TSR Comparison
The following graph compares the five-year (based on fiscal year) TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.
Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)
Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization
The following graph illustrates the change in total compensation awarded to the NEOs compared to the change in adjusted net income available to common shareholders and market capitalization since 2017.

60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
2017
2018
2019
2020
2021
2022
Named Executive Officers Compensation
Market Capitalization
Adjusted Net Income Available to Common Shareholders

Using 2017 as a baseline, the total compensation awarded to the top five NEOs increased 27%, compared to growth over the same period in adjusted net income available to common shareholders of 48% and market capitalization of 18%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (for 2017 Mr. Pedersen was an officer of the bank for only a portion of the year; for 2021 Mr. Tran was CFO for only a portion of the year and Mr. Dorrance was an officer of the bank for only a portion of the year; this additional data has been excluded). For further information on the bank’s adjusted earnings, see footnote 2 on page 35 of this circular.
Cost of Management Ratio
The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.
62   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ millions)(2)	Cost of Management Ratio (%)
2022	43.30	15,166	0.29	158,743	0.03
2021	37.44	14,400	0.26	163,686	0.02
2020	32.61	9,701	0.34	106,719	0.03

(1)
For further information on the bank’s adjusted results, see footnote 2 on page 35 of this circular.

(2)
Market capitalization as at October 31 of each year.

Total compensation for the top five NEOs includes fiscal base salary, annual cash incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.
ADDITIONAL DISCLOSURE
The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on the approach to employee total rewards, alignment to Financial Stability Board (FSB) principles and risk management practices, material risk takers, including additional summary compensation information required by the FSB, and additional information on retirement plan benefits, termination and change of control benefits, and stock options.
APPROACH TO EMPLOYEE TOTAL REWARDS
The bank’s approach to employee total rewards reflects a consistent philosophy which is applicable to all TD employees, and is focused on delivering a total rewards offering that is market competitive, performance-based, minimizes practices that could lead to misconduct, promotes fair and consistent outcomes and alignment between executives and employees, and recognizes and rewards the invaluable contribution of its colleagues. To execute against this philosophy, the bank has comprehensive and well-established total rewards programs, structures, and practices that are designed to deliver appropriate outcomes for all employees.
Examples of these programs, structures, and practices include:
•
Compensation program eligibility, including both salary and incentive compensation, is based on role and level, and is applied consistently for all employees;

•
The majority of employees are paid according to well-defined salary structures which provide a range of pay that is competitive in the market while allowing for appropriate variation to recognize individual performance, experience and capability;

•
These salary structures are supported by market analysis and a robust job evaluation process that measures the content of positions and organizes jobs of similar complexity and accountability together into job levels;

•
Salary structures and incentive programs are reviewed regularly with information gathered via recognized third party compensation surveys, and adjustments are made where required to achieve appropriate outcomes, including the ability to deliver market competitive pay;

•
Tools used to facilitate year-end base salary and incentive decisions include guidelines to support consistency in decision making, and additional training and other support is available to people managers;

•
Performance and compensation decisions are subject to a review process, and outcomes are monitored closely;

•
All employees (based on jurisdiction and business) participate in the same benefits programs that offer choice and flexibility in selecting coverage for medical, dental and other benefits to help support colleague health and well-being; and

•
All employees (based on jurisdiction and business) are given the opportunity to participate in the same base retirement arrangements (qualified plans in the U.S. and registered plans in Canada) to support their financial well-being in retirement.

The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2022, the bank worked with a third-party provider to complete a detailed
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   63

statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity. After adjusting for factors such as level, geography and role, the review found that for both base salary and total compensation:
•
Women globally earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities; and

•
Minorities in the U.S. earned one dollar for every dollar earned by non-minorities.

Role of the HRC
The HRC is responsible for monitoring the bank’s total rewards strategy, plans, policies, and practices. This is reflected in formal accountabilities for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The HRC reviews design principles and governance practices, including the appropriate consideration of conduct and other risks. In addition, the committee receives regular updates on key total reward initiatives for front line employees, and monitors compensation outcomes to confirm alignment in approach between executives and non-executive employees.
The bank continued to invest in providing a competitive total rewards offering to colleagues, increasing 2023 minimum entry level wages within the bank’s broadly applicable salary ranges to $20 (or more) across the North American footprint, and adjusting salary ranges as appropriate, to maintain competitive compensation opportunities. During the year, the committee monitored the compensation outcomes of executives relative to the outcomes of the broader employee population, together with initiatives designed to recognize the ongoing role of employees in enabling the bank to maintain uninterrupted core services to customers throughout the pandemic, including the following specific items:
•
Reviewed the business performance factors used to determine year-end incentive awards for approximately 79,000 employees who participate in the bank’s large corporate incentive plans, confirming that factors for employees were equal to the comparable factors for executives;

•
Reviewed the year-end base salary increase budgets, confirming that the increases for employees were comparable to the increases for executives; and,

•
Supported the recognition of employees’ extraordinary efforts by providing most colleagues with a mid-year one-time salary increase or bonus, in addition to customary annual compensation adjustments, as applicable. TD was the first Canadian bank to announce this mid-year increase of 3% to all colleagues below VP level to proactively address the evolving market conditions and associated colleague experience.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES AND RISK MANAGEMENT PRACTICES
In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.
The bank’s compensation programs and practices align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 64 to 67) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.
Annual Independent Review of Alignment with FSB Guidelines
Each year the bank’s internal audit division assesses the controls that have been put in place that are designed to align compensation practices with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past ten years, the conclusion of the review has been a satisfactory rating.
Alignment of Compensation with Risk Appetite
The bank has a comprehensive risk management program involving a set of tools and key processes to communicate its risk appetite, and to identify and assess, measure, control, monitor and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found in the “Managing Risk” section of the bank’s 2022 MD&A. This program is aligned with the bank’s risk culture, and reinforced through compensation practices and policies that are designed such that risk is a key consideration through the various stages of the compensation cycle.
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Risk Appetite
The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to take to deliver on its strategy and enhance shareholder value. In setting the risk appetite, the bank takes into account its vision, purpose, strategy, shared commitments, and capacity to bear risk under both normal and recessionary conditions.
The core risk principles for TD’s RAS are as follows:
The bank takes risks required to build its business, but only if those risks:
1.
Fit the business strategy, and can be understood and managed.

2.
Do not expose the enterprise to any significant single loss events; TD does not “bet the bank” on any single acquisition, business, or product.

3.
Do not risk harming the TD brand.

To make meaning of the RAS, the bank establishes principles and measures at the enterprise and business segment level as appropriate. RAS principles are defined for each of the major risk categories below:
• Strategic Risk • Market Risk • Model Risk • Liquidity Risk • Legal, Regulatory Compliance and Conduct Risk	• Credit Risk • Operational Risk • Insurance Risk • Capital Adequacy Risk • Reputational Risk
Each principle is supported by qualitative and quantitative measures with identified thresholds and limits, as appropriate, to inform ongoing monitoring of performance against the bank’s RAS principles. Measures consider both normal and stress scenarios and include those that can be monitored at the enterprise level and cascaded to the business segments.
Performance relative to the RAS principles and measures is reported regularly to senior management, the Board, and the risk committee of the board (risk committee). An annual consolidated assessment of management’s performance against the RAS principles and measures is prepared by risk management and is presented by the CRO to a joint session of the risk committee and the HRC. This assessment is then used by the HRC as an important input to year-end compensation decisions.
Risk Culture
Risk culture is one of the attributes that is integral to the bank’s overall organizational culture. It forms part of and is guided by the TD Culture Framework. The central oversight for culture at the bank is led by human resources in partnership with risk management and compliance. The risk committee engages with the CRO to drive a proactive risk culture.
The bank’s risk culture starts with the “tone at the top” set by the board, CEO, and members of the SET, and is supported by the bank’s vision, purpose, and shared commitments, impacting a range of processes including objective setting and performance management. These governing objectives describe the behaviours that the bank seeks to foster where the only risks taken are those that can be understood and managed.
Ethical behaviour is a key component of the bank’s risk culture. The bank’s Code, which is reviewed and attested to by every board member and eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.
To support the desired risk culture, risk is a key consideration throughout the compensation cycle as outlined below.
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1. Variable Compensation Plan Design
A key executive compensation principle is to design variable compensation plans that do not encourage risk-taking behaviour beyond the bank’s ability to manage it. This includes incorporating appropriate risk balancing mechanisms in variable compensation plans (e.g. deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk taking.
To verify there is appropriate consideration of risk, the variable compensation plan design process for all material incentive plans (including the ECP) involves having material revisions reviewed by a challenge committee, and subsequently by the CRO, who review and endorse revisions confirming the proposed design does not create an incentive for risk-taking beyond the bank’s risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.
2. Aggregate Variable Compensation Award Pool
As discussed in the section titled “How the Executive Compensation Plan Works” on page 40, the aggregate variable compensation award pool available each year for plan participants is based on annual business metrics and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
The committee makes decisions regarding risk adjustments and final variable compensation award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate.
3. Individual Awards
To promote the awareness of, and hold executives accountable for, acting in accordance with the RAS and the Code, the performance assessment and compensation decision process for executives includes consideration of performance against a standard set of risk management accountabilities, the Code, and control framework observance. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual by individual basis and is supported by a comprehensive enterprise-wide process under which risk, control and misconduct related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or variable compensation are made as appropriate.
As part of the process, a summary of the events identified is reviewed with the chief human resources officer, the general counsel, and the CRO to verify that all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year.
4. Reduction, Forfeiture, and Clawback of Variable Compensation
After variable compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms that align variable compensation with risk adjusted performance over time.
A significant portion of variable compensation for executives is deferred into share units and/or stock options that cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.
Supporting this process, each year the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD’s control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.
In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in full forfeiture of awards if an individual resigns or is terminated for cause.
All variable compensation awards under the ECP are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36 month look-back period.
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In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:
•
Breaching the Code;

•
Breaching employment or post-employment duties or obligations to TD;

•
Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.
Share Ownership Requirements
In order to support the alignment of interests between the bank’s executives and long-term shareholders, senior executives are subject to share ownership requirements (SOR). Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive.
If an executive has not met the applicable SOR, the executive must, upon exercising stock options, hold the amount equivalent to the gain (after tax considerations) in the form of TD common shares until the executive’s SOR under the policy has been met.
Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value following their departure.
Refer to pages 53 to 58 for details on the SOR and the value of share and share equivalents held by the CEO and the other NEOs.
Anti-Hedging/Anti-Pledging
To maintain the intended risk alignment with shareholder interests, all employees and directors of TD are prohibited under the bank’s trading policies from the following:
•
Entering into any transaction or series of transactions, which includes any derivatives such as swaps, forwards or futures, that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•
Short selling (i.e. a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•
Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•
Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction, which includes any derivative such as a swap, forward or futures contract, that is designed to, or has the effect of, hedging, pledging or offsetting a decrease in the market value of equity awards granted as compensation.
Independence of Control Functions
To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit. In addition, the HRC reviews and approves compensation awards for control function heads.
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MATERIAL RISK TAKERS

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests after a minimum of three years.

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank, should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to incent these individuals in a manner that is consistent with the long-term performance and sustainability of the bank.
To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code), can make decisions which impact the risk exposure of the bank in excess of $50 million, would be material risk-takers.
ADDITIONAL SUMMARY COMPENSATION INFORMATION
In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to executive compensation, additional quantitative information is required for senior management and material risk takers.
For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs). There were 225 material risk takers identified in 2022 and 207 material risk takers identified in 2021, in each case excluding the NEOs.
2022 Compensation Awards
The following table summarizes the total value of compensation awarded to material risk takers in respect of 2022 and 2021. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
	2022		2021
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Count	5	225	7	207
Fixed Compensation
Salary(1)	4.6	85.3	6.2	74.5
Variable Compensation Awards
Cash Incentive (non-deferred)	9.9	134.3	12.8	135.3
Share Units (deferred)	17.4	133.2	20.2	126.1
Stock Options (deferred)	6.7	25.3	8.3	24.7
Other Deferred Incentive(2)	0.0	1.1	0.0	1.5
Other
Guaranteed Awards(3)	0.0	0.0	0.0	0.0
Sign on Awards(4)	0.0	11.3	0.0	4.4
Severance Paid(5)	0.0	11.5	0.0	4.3

(1)
Salary is the annual (or equivalent) salary as at October 31, 2022.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

(3)
No individual identified as a material risk taker received a guaranteed award in 2022 or 2021. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(4)
Seven individuals identified as material risk takers received sign-on awards in 2022 versus five in 2021. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.

(5)
Eleven individuals identified as material risk takers received severance payments in 2022, of which the single highest severance amount paid was $2.9 million, versus six in 2021 with a highest severance amount paid of $1.6 million.

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Deferred Compensation
The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.
	2022(1)		2021(1)
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	43.0	418.2	68.0	414.3
Stock Options	13.9	43.7	46.5	106.0
Other Deferred Incentive(2)	0.0	6.4	0.0	7.4
Vested
Share Units	61.2	138.7	152.1	179.8
Stock Options	40.5	74.2	56.4	93.8
Other Deferred Incentive(2)	0.0	0.0	0.0	0.0
Paid during calendar year
Share Units	16.7	147.5	22.3	144.9
Stock Options	6.6	19.9	23.4	39.5
Other Deferred Incentive(2)	0.0	2.1	0.0	2.9

(1)
Based on the TSX closing price of a common share on December 30, 2022 of $87.67, and on December 31, 2021 of $96.98.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).
Adjustments to Deferred Compensation
The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank’s risk appetite. To support this potential reduction, at year-end, the CRO completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees. Following the 2022 review, no such adjustments were made.
RETIREMENT PLAN BENEFITS

•
Mr. Masrani, Mr. Tran, and Mr. Ahmed participate in a supplemental executive retirement plan called the Executive Benefit Plan, and Mr. Salom participates in a supplemental executive retirement plan called Executive Pension (Canada). Both of these plans provide for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions. Mr. Rhodes’ participation in the Executive Pension (Canada) was suspended on July 6, 2015 when he moved to the United States.

•
Mr. Rhodes participates in the TD 401(k) Retirement Plan, a qualified defined contribution retirement plan.

•
Mr. Masrani will earn a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million. The NEOs participate in different bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

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Executive Benefit Plan
The bank offers the NEOs who participate in this plan an unfunded executive benefit plan that includes a portion of the executives’ annual cash incentive compensation. The plan is closed to new members; new executives participate in the Executive Retirement Plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled “Pension Arrangements for Mr. Masrani”), Mr. Tran, and Mr. Ahmed.
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, using formula of a, b, or c below that provides the greatest benefit:
a)
salary with no inclusion of annual cash incentive (maximum of 35 years);

b)
salary frozen at October 31, 2010, plus annual cash incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and service thereafter (maximum of 30 years in total); or

c)
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or the maximum pensionable earnings associated with the executive level at October 31, each year.

Actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Normal Retirement Age	63
Vesting Requirements	Five years of Executive Benefit Plan participation.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension
The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations
The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

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Executive Pension (Canada)
The bank offers the NEOs who participate in this plan an unfunded executive benefit plan that includes a portion of the executives’ annual cash incentive contribution. Mr. Rhodes participated in this plan when he worked in Canada but became a suspended member when he transferred to the U.S. and has not accrued credited service since his date of transfer. Mr. Salom participates in this plan while on assignment to the U.S. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously participated. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Salom and Mr. Rhodes.
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of credited service (maximum of 35 years) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan).
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, the greater of:
•
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or

•
the maximum pensionable earnings associated with the executive level at October 31, each year.

Normal Retirement Age	65
Vesting Requirements	Executive must satisfy at least one of the two vesting requirements: ◦ age 55 and 10 years of continuous service with TD; or ◦ age plus continuous service with TD is equal to or greater than 80.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Pension is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The portion of the executive’s pension provided by the Executive Pension is paid for the life of the executive. Other optional forms of payment are available on an actuarially equivalent basis.
Other Considerations
The Executive Pension is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

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Pension Fund Society
The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. Mr. Masrani, Mr. Tran, and Mr. Ahmed participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani, Mr. Tran, and Mr. Ahmed.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of credited service (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions
4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $22,126, in 2022. All NEOs who are active participants in the plan make contributions at the maximum level.

Normal Retirement Age	63
Reduction for Early Pension Commencement
Pension is reduced according to a formula based on the number of years and months the pension commences before their 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension
Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2022, the maximum pension is $3,420 per year of credited service.
TD Pension Plan (Canada) Defined Benefit
The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. Mr. Salom participates in the TD Pension Plan (Canada) defined benefit which was closed to new employees hired on or after January 1, 2019. Mr. Rhodes participated in the TD Pension Plan (Canada) when he worked in Canada but became a suspended member when he transferred to the U.S. and has not accrued any credited serviced in the plan since his date of transfer. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Salom and Mr. Rhodes.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of credited service (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions
1.0% of salary up to the government limit plus 6.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $22,126, in 2022. All NEOs who are active participants in the plan make contributions at the maximum level.

Normal Retirement Age	65
Reduction for Early Pension Commencement	The pension provided by the TD Pension Plan (Canada) Defined Benefit is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The pension is paid for the life of the member. Other optional forms of payment are available on an actuarially equivalent basis.
Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2022, the maximum pension is $3,420 per year of credited service.
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TD 401(k) Retirement Plan
TD Bank, America’s Most Convenient Bank®, provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. Contributions are based on the following plan provisions:
Participating NEOs	Mr. Rhodes
Provisions
The bank makes annual core contributions to the plan based on the age and years of service of the employee. Core contributions range between 2% – 6% of eligible compensation (up to a maximum of $150,000). Employees are also eligible to make salary deferral contributions into the plan and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation for up to a total of 4.5%. Salary deferral contributions and employer match eligible compensation are subject to prescribed IRS annual limits. The retirement benefit payable from the plan is determined based on the member’s account balance.

Normal Retirement Age	65
PENSION ARRANGEMENTS FOR MR. MASRANI
Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, was capped at $1.35 million at the time of his appointment as CEO. In 2018, Mr. Masrani’s ability to earn credited service was revised to allow him to earn up to 35 years of credited service, consistent with other Canadian employees and executives who participate in the bank’s defined benefits plans. To allow him the ability to accrue up to 35 years of pensionable service, the pension cap applicable to him was increased to $1.5 million.
ACCRUED NEO DEFINED BENEFIT PENSION OBLIGATION
The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2021 to October 31, 2022.
Name	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2021(3)(4)	2022 Compensatory Change(5)	2022 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2022(3)(4)
	October 31, 2022(1)	At Age 65	October 31, 2022	At Age 65(2)
Bharat Masrani(7)	35	35	$1,425,300	$1,425,300	$22,918,700	$0	$(3,283,100)	$19,635,600
Kelvin Tran	23	35	$220,800	$505,400	$2,941,400	$1,042,600	$(1,384,300)	$2,599,700
Riaz Ahmed	26	31	$515,200	$607,200	$7,879,700	$300,700	$(1,860,200)	$6,320,200
Leo Salom	11	20	$198,300	$336,300	$2,042,000	$176,200	$(548,600)	$1,669,600
Michael Rhodes	4	4	$68,600	$68,600	$613,400	$192,300	$(196,100)	$609,600

(1)
Represents credited service (rounded to the nearest whole year) for the NEO’s executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 16 years for Mr. Masrani, 23 years for Mr. Tran, and 26 years for Mr. Ahmed. Mr. Masrani’s credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years. Credited service for the TD Pension Plan (Canada) Defined Benefit is 11 years for Mr. Salom and 4 years for Mr. Rhodes.

(2)
The estimated pension amounts at age 65 are calculated assuming current salary and annual cash incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.

(3)
All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.

(4)
Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 24 of the bank’s audited consolidated financial statements for the year ended October 31, 2022.

(5)
Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   73

(6)
Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)
Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.1271 = US$1.00). His U.K. pension is based on balances as at October 31, 2022. Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives.

ACCRUED NEO DEFINED CONTRIBUTION PENSION OBLIGATION
Name	Accrued Obligation at October 31, 2021	2022 Compensatory Change(1)(2)	Accrued Obligation at October 31, 2022
Michael Rhodes	$456,894	$25,483	$421,999

(1)
Compensatory change represents the value of the employer contribution to the TD Bank 401(k) Retirement Plan on behalf of the named executive officer.

(2)
Compensation was awarded in U.S. dollars and reported above in Canadian dollars. The exchange rate used to convert the U.S. dollar compensation was the average month-end US/CDN closing exchange rate for the fiscal year of 1.2919 based on WM/Reuters.

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TERMINATION AND CHANGE OF CONTROL BENEFITS
Calculation of Termination Benefits
The actual amounts that a NEO would receive upon termination of employment can only be determined at the time they leave the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:
•
termination date of December 31, 2022;

•
the December 30, 2022 TSX closing price for a common share of $87.67; and

•
pension benefits have been calculated using the fiscal year-end date of October 31, 2022.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.
(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)
Bharat Masrani
Deferred compensation (equity)(4)	0.0	26.2	2.6	(37.8)	2.6
Annual pension payable	0.0	0.0	0.0	(1.1)	0.0
Severance	0.0	0.0	7.5	0.0	7.5
Total	0.0	26.2	10.1	(38.9)	10.1
Kelvin Tran
Deferred compensation (equity)	0.0	0.0	3.2	(1.5)	3.2
Annual pension payable	0.0	0.0	0.0	(0.2)	0.0
Severance	0.0	0.0	3.0	0.0	3.0
Total	0.0	0.0	6.2	(1.7)	6.2
Riaz Ahmed
Deferred compensation (equity)	0.0	8.4	0.0	(9.8)	0.0
Annual pension payable	0.0	0.0	0.0	(0.4)	0.0
Severance	0.0	0.0	5.1	0.0	5.1
Total	0.0	8.4	5.1	(10.2)	5.1
Leo Salom
Deferred compensation (equity)	0.0	7.7	0.3	(3.0)	0.3
Annual pension payable	0.0	0.0	0.0	(0.2)	0.0
Severance	0.0	0.0	4.7	0.0	4.7
Total	0.0	7.7	5.0	(3.2)	5.0
Michael Rhodes
Deferred compensation (equity)	0.0	8.4	0.0	(4.4)	0.0
Annual pension payable	0.0	0.0	0.0	(0.1)	0.0
Severance	0.0	0.0	5.0	0.0	5.0
Total	0.0	8.4	5.0	(4.5)	5.0

(1)
Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the stock option plan.

(2)
Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. Severance payments for executives above are estimates only.

(3)
In the event of termination without cause within the vesting period that occurs within 24-months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

(4)
The incremental value of deferred compensation in the termination without cause and change in control columns is related to a one-time stock option award granted in 2018.

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Treatment of Termination Benefits
The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.
Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Variable Compensation	Forfeited	Eligible for a pro-rated cash incentive and a pro-rated equity incentive based on time worked during the year	Eligible for a pro-rated cash incentive based on time worked during the year. Must still be employed on the grant date to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms, and remain exercisable until the original expiry date(1)	Vested stock options may be exercised within 90 days. Unvested options will vest in normal course and be exercisable for 90 days following the vesting date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	All unvested VSUs vest immediately, and are redeemable upon termination, subject to compliance with conduct provisions	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
RSUs	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Pension	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension from registered plans. Executive supplemental pension is forfeited	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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A ‘change of control’ occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. In addition, under the bank’s deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.
Conduct Provisions Resulting in Forfeiture
Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:
•
conduct constituting cause for discipline or dismissal;

•
solicitation of customers/employees;

•
disclosure of confidential information;

•
competition with the bank (does not apply to stock options, restricted, performance and vesting share units in a termination without cause scenario);

•
failure to sign a participation agreement; and

•
failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct.
STOCK OPTIONS
Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan.
Securities Authorized for Issuance Under the Stock Option Plans
The following table shows, as of December 31, 2022, aggregate information for the bank’s 2000 Stock Incentive Plan, which is the only compensation plan under which equity securities of the bank are authorized for issuance from treasury.
The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding which as at December 31, 2022 was 1,821,920,158.
Equity Compensation Plans	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
Equity compensation plans approved by securityholders
2000 Stock Incentive Plan	0.83%	15,062,268	$75.43	0.41%	7,430,787	1.23%	22,493,055
Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—
Total	0.83%	15,062,268	$75.43	0.41%	7,430,787	1.23%	22,493,055
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Plan Features
Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out on page 48. At grant, the term of outstanding stock options does not exceed 10 years. The following table provides more details on the features of the stock option plans.
Exercise Price
The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. The bank does not back date stock options.

Stock Appreciation Rights
Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, the stock option is surrendered upon exercise and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.

Transfer / Assignment of Stock Options
Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.

Circumstances Under Which an Individual is No Longer Entitled to Participate
•
Termination for Cause  —  Stock options are forfeited.

•
Termination without Cause  —  Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. Unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited.

•
Retirement  —  Stock options will continue with normal vesting, and remain exercisable to the original expiry date(1).

•
Resignation  —  Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately.

•
Death or Disability  —  All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event.

•
Other Circumstances  —  The plan administrator may extend an early expiry date in limited circumstances.

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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Plan Amendments
Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
(i)
an increase in the number of shares reserved under the plan;

(ii)
a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii)
an extension of the original stock option expiry date;

(iv)
re-introduction of non-employee directors as being eligible for new award grants under the plans;

(v)
a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;

(vi)
any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and

(vii)
any amendment to the amendment provisions set forth in section 14 (the amendment provision of the plan).

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants
Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

Dilution, Overhang and Burn Rate
The following table outlines the Dilution, Overhang and Burn Rate for the Stock Incentive Plan for the past three years as of October 31, 2022:
Rate	Description	2022	2021	2020
Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.71%	0.67%	0.72%
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.25%	1.34%	1.50%
Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.14%	0.12%	0.11%
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SHAREHOLDER PROPOSALS
The following six proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.
Proposals 1 and 2 were submitted by the British Columbia General Employees’ Union (BCGEU), of 4911 Canada Way, Burnaby, British Columbia V5G 3W3.
Proposal 3 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3. This proposal was submitted in French and translated into English by the bank.
Proposal 4 was submitted by InvestNow Inc., on behalf of Gina Pappano, Executive Director of InvestNow and a shareholder of the bank, of 7 Shannon Street, Toronto, Ontario.
Proposal 5 was submitted by Vancity Investment Management Ltd. (Vancity), of 700 815 West Hastings Street, Vancouver, BC V6C 1B4, on behalf of the IA Clarington Inhance Canadian Equity SRI Class fund and the IA Clarington Inhance Monthly Income SRI Fund.
Proposal 6 was submitted jointly by Vancity, of 700 815 West Hastings Street, Vancouver, BC V6C 1B4, on behalf of the IA Clarington Inhance Canadian Equity SRI Class fund and the IA Clarington Inhance Monthly Income SRI Fund, and by Investors for Paris Compliance, of 185-911 Yates St., Suite 561, Victoria, British Columbia V8V 4Y9.
Proposal 1:
Financialization of Housing
As part of the Canadian federal government’s National Housing Strategy and its recognition of housing as a fundamental human right, in February 2022 the federal government appointed a Federal Housing Advocate (FHA), whose role is to promote and protect housing rights in Canada by independently conducting research on systemic housing issues.(1)
The FHA commissioned a series of reports on the financialization of housing, which is described as the growing dominance of financial actors in the housing sector, transforming the primary function of housing into a for-profit financial asset.
According to the summary report to the FHA, 20-30% of Canada’s purpose-built rental housing stock is owned by real estate investment trusts (REITs). The report outlines certain controversies(2):
Financial firms strategically pursue unit “turnovers” to capitalize on allowable rent increases between tenancies. Researchers in the US have found that financial operators use eviction as a revenue-generating tool, and that they evict tenants at higher rates than other types of owners.
This concentration is higher in Canada’s north. A series of CBC News reports from 2021 highlighted tenant complaints against a publicly traded REIT that owns approximately 80% of the multi-unit private residential housing stock in Yellowknife and Iqaluit.(3)
A recent CTV News article highlighted the results of a survey indicating that “large, publicly-traded corporations, were more likely to face poor living conditions compared to those in housing owned by families or private companies.”(4)
The report for the FHA on the financialization of multi-family rental housing in Canada describes the negative effects of cost-cutting and under-maintenance strategies of financialized landlords, which result in worsened living conditions, as well as the displacement of lower income and racialized renters.(5)
Human Rights Due Diligence in Commercial Real Estate
In October 2022, BOMA Canada released its 2022 Human Rights Guide for Commercial Real Estate, which draws upon the United Nations Guiding Principles on Business and Human Rights (UNGPs) and the OECD Guidelines for Multinational Enterprises (OECD Guidelines). The guide outlines how commercial property owners can incorporate business and human rights due diligence concepts into their operations.(6)

(1)
https ://w ww. canada.ca/en/canadian-heritage/news/2022/02/statement-by-the-minister-of-housing-and-diversity-and- inclusion-on-the-appointment-of-canadas-federal-housing-advocate.html

(2)
https ://w ww. homelesshub.ca/resource/financialization-housing-canada-project-summary-report

(3)
https ://newsinteractives. cbc.ca/longform/the-landlords-game

(4)
https ://w ww. ctvnews.ca/business/tenants-with-large-corporate-landlords-more-likely-to-face-poor-living-conditions-
survey- suggests-1.5992030

(5)
https ://w ww. homelesshub.ca/resource/financialization-multi-family-rental-housing-canada

(6)
https ://bomacanada.ca/wp-content/uploads/2022/09/BOMACANADA_HumanRightsGuide_2022_EN.pdf

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Human Rights Due Diligence in Multi-Family Rental Real Estate
Without an equivalent set of human rights due diligence practices for REITs operating in the multi- family residential space, banks must ensure that they are complying with their own obligations under the UNGPs and OECD Guidelines. Specifically, banks must ensure they are seeking to prevent and mitigate adverse human rights impacts linked to their business relationships with these REITS, even if the banks themselves have not contributed to those impacts.
TD Involvement with Canadian Multi-Family Rental REITs
TD is the lead or administrative agent and lender for significant credit facilities for two leading Canadian REITs, and TD Securities Inc. has provided capital markets services to at least one leading Canadian REIT.
RESOLVED THAT TD disclose how it assesses and mitigates human rights risk in connection with its business relationships with clients which own multi-family residential rental properties in Canada.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
For the reasons set forth below, the board of directors recommends that shareholders vote against this proposal. It would require public disclosure of proprietary information with negative competitive implications for the bank and is unduly prescriptive in purporting to dictate how the business of the bank should be conducted. The board believes that the bank’s existing risk management policies and procedures are dealing effectively with the risks cited in the proposal.
The proposal cites a number of sources and authorities for the proposition that the business of multi-unit residential real estate rental properties should deal with tenants in a manner which addresses human rights. The bank agrees with this sentiment. To manage risks arising from its financing activities, the bank’s non-retail risk management policies and assessment procedures require that new customers and new transactions with existing customers be assessed for various risks, including the reputational risk to the bank of being associated with a customer or transaction involving behaviour that infringes on human rights. The bank is not aware of any evidence that its risk management processes are not dealing effectively with this risk in connection with multi-unit residential real estate rental properties and the proposal cites no such evidence.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
Proposal 2:
Privatization of Pollution Assets
Public companies with pollution-intensive assets such as coal, oil, and gas projects (polluting assets) are coming under increasing pressure from institutional investors with ESG concerns. Certain issuers have sold or are contemplating selling these pollution-intensive assets. When these assets are sold to private enterprises, investors are concerned about the lack of disclosure that results.
The challenge of facilitating the movement of polluting assets from public companies to private enterprises was outlined by the UN Principles for Responsible Investment (PRI) in a recent publication discussing divestment of polluting assets by public companies(7):
While a listed company spinning off a polluting asset may eliminate emissions from its balance sheet, it is unlikely to translate to a reduction in real-world emissions. In fact, it may reduce transparency and accountability over how the asset is managed, result in higher absolute emissions from more intensive exploitation of the asset, and shift risk onto governments and taxpayers.
A March 2022 paper by the European Corporate Governance Institute (ECGI) labels this phenomenon as “brown-spinning”(8):
[T]here has been a concerning recent phenomenon known as brown-spinning whereby public companies sell their carbon-intensive assets to players in private markets (including private equity firms and hedge funds). This helps divesting companies to reduce their own emissions but does not result in any overall emission reduction in the atmosphere. [H]aving carbon-intensive assets going dark where they are not subject to the usual strict scrutiny of public markets is worrisome from the perspective of lowering emissions.
TD’s Environmental and Social Risk Process for Non-Retail Lending Business Lines describes heightened due diligence for transactions with higher environmental and social risk and includes a list of prohibited

(7)
https ://w ww. unpri.org/download?ac=16109

(8)
https ://ecgi. global/sites/default/files/working_papers/documents/gozlugolringefinal.pdf

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transactions, including mining of conflict minerals and activities within sensitive cultural/ecological sites.(9) A similar approach is needed for the bank’s involvement in brown-spinning transactions to bridge the disclosure gap between public and private enterprises.
TD’s Thermal Coal Position states TD will not lend to, facilitate capital markets transactions for, or advise on M&A for new mining company clients with a certain level of involvement in thermal coal operations.(10)
ECGI describes the benefits of improved disclosure from private entities, stating: “the uneven playing field between public and private companies would be levelled, thus eliminating the classical problem of avoiding regulatory obligations tied to being public by staying private (i.e, removing incentives to remain private longer to avoid sustainability disclosures).”
RESOLVED THAT TD amend its Environmental and Social Risk Process for Non-Retail Lending Business Lines to provide that when TD provides new project-specific financial services, including advisory services, on brown-spinning transactions, TD will take reasonable steps to have parties to such transactions take steps and make disclosures consistent with TCFD, including:
•
ensuring acquiring board oversight of climate-related risks,

•
annual acquiring entity disclosure of Scope 1 and 2 GHG emissions from the acquired assets, and

•
regarding such acquired assets, having the acquiring entity set targets for reducing GHG emissions within a reasonable time after completing the transaction

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
For the reasons set forth below, the board of directors recommends that shareholders vote against this proposal. The proposal is unduly prescriptive in purporting to dictate how the business of the bank should be conducted and the bank believes that its existing risk management policies and assessment procedures, together with its Climate Action Plan, substantially achieve the thrust of the proposal.
The proposal cites a number of general authorities which highlight the potential for undesirable aspects to what the proposal calls “brown spinning” transactions. As the proposal acknowledges, the bank has in place a set of non-retail risk management policies and assessment procedures to manage the risks, including reputational risk, of involvement with customers or transactions that are inconsistent with the bank’s purpose, risk appetite and public climate commitments. The bank is not aware of any evidence that these policies and procedures are not effective and the proposal cites no such evidence.
As disclosed in the bank’s 2021 ESG Report and 2021 Climate Action Plan Report, the bank has set targets for the reduction of greenhouse gas emissions associated with its operating and financing activities in certain sectors; will expand the coverage of its Climate Action Plan as quickly as practicable; and will report annually on its progress. The bank’s first annual progress report was provided in March 2022. In assessing business opportunities, the bank must make a determination as to the suitability of the customer or transaction under its non-retail risk management policies and assessment procedures, including assessing the reputational risk to the bank of being associated with a customer or transaction that does not align with the bank’s purpose, risk appetite and public climate commitments. Accordingly, the thrust of the proposal is already met by the bank’s existing risk management framework and Climate Action Plan.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
Proposal 3:
Advisory Vote on Environmental Policies
It is proposed that the bank adopt a policy on an annual advisory vote on its environmental and climate action plan and objectives.
At the 2022 annual meetings, we tabled this proposal, which received significant support at the TD (25.4%), CIBC (22.7%), National Bank (22%), Royal (20.2%), Scotia (19.3%) and BMO (15%) meetings. In addition, Laurentian Bank committed to implementing the non-binding advisory vote on the environment once it has established the baseline for its funded emissions.
According to the most recent report published by Rainforest(11), the five major banks provided more than $131 billion to oil companies during 2021 and these financings are up from 2020:

(9)
https ://w ww.td.com/document/PDF/ESG/2021-TD-Environmental-and-Social-Credit-Risk-Process.pdf

(10)
https ://w ww.td.com/document/PDF/ESG/2021-Climate-Action-Report.pdf

(11)
Banking on Climate Chaos — Fossil Fuel Finance Report 2022 https ://w ww.bankingonclimatechaos.org//wp-content/themes/bocc-2021/inc/bcc-data-2022/BOCC_2022_vSPREAD.pdf

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Global Positioning
Ranking among institutions	Name of Bank	Financing
5	RBC	38.757 B
9	Scotia	30.402
11	TD	21.154
15	BMO	18.781
20	CIBC	22.218
Note that these five major banks have lent or underwritten almost $700B to fossil fuel companies since the Paris Agreement was signed in December 2015.
Questions arise as to the extent of their plans to honor their commitment to join the Net Zero Banking Alliance (NZBA) launched by former Bank of Canada Governor Mark Carney in 2015 and to play a leading role in financing the climate transition to achieve net zero emissions by 2050.
We therefore reiterate our proposal to adopt a non-binding advisory vote so that shareholders can express their satisfaction or dissatisfaction with the Bank’s environmental policy.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
For the reasons set forth below, the board of directors recommends that shareholders vote against this proposal. Following last year’s meeting of shareholders, at which this same proposal was presented, the bank reached out to a number of shareholders that had voted in favour of the proposal to understand their perspectives. Having considered the feedback from shareholders, for the same reasons as given last year, the board continues to be of the view that shareholders should vote against this proposal.
Environmental policy is one of a number of significant inputs to corporate strategy. In approving the bank’s strategy, the board considers a broad range of inputs from a full range of stakeholders, which includes shareholders, customers, analysts, regulators, rating agencies and NGOs with a particular interest in various aspects of the bank’s ESG strategies and performance. In the course of this process, the board is exposed to relevant information pertaining to the bank’s financial and competitive position and prospects. The volume, complexity and competitive sensitivity of this information is such that it is not practical to make public disclosure of all of it. Accordingly, the board believes that it would not be possible, as a practical matter, to provide shareholders with sufficient information to enable them to make an informed decision on an advisory resolution as suggested in the proposal. Even if such information could be made available to shareholders, absent a menu of choices to be considered, such a vote would not result in an actionable consensus on the part of shareholders for consideration by the board.
Potential drawbacks associated with advisory votes on climate transition plans have also been recognized by the United Nations-supported Principles for Responsible Investment which, in its February 2022 briefing entitled “Climate Transition Plan Votes: Investor Briefing”, concluded that the benefits of climate transition plan votes as a mechanism to drive comprehensive climate action seem to be outweighed by the risks and potential unintended consequences of such votes.
The foregoing considerations are particularly relevant to the bank, with its hundreds of thousands of domestic and foreign, institutional and individual shareholders. It is no doubt in recognition of these complexities that the legal framework for the governance of the bank vests in the board of directors the exclusive power and full accountability for the approval of the bank’s corporate strategy. The framework also recognizes the necessary dynamism of strategy setting and execution, which is not a once-a-year exercise. Under this framework, recourse for shareholders who are dissatisfied with the bank’s overall strategy or performance is provided through shareholders’ annual vote on the election of directors.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
Proposal 4:
Commitment to Oil and Gas Industry
RESOLVED: That Toronto-Dominion Bank (“TD”) make clear its commitment to continue to invest in and finance the Canadian oil and gas sector. And further that TD conduct a review of any and all of its policies to ensure that there are none that have the effect of encouraging divestment from the sector.
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Supporting statement
Canadians are facing a cost-of-living crisis with escalating inflation threatening serious recession and the prospect of durable stagflation. A major cause of this is rising energy costs. Energy costs are being driven up by a public policy framework and a public conversation that are both directed against investment in the oil and gas sector. The result is chronic underinvestment in that sector.
It’s time for TD to explicitly state its commitment to Canada’s oil and gas sector. In addition, TD should end or temporarily suspend support for policies like net zero targets. The embrace of such policies — which have the effect of suggesting that oil and gas extraction, development, and use are not of essential value — sends a negative signal about investment in the sector. Instead, TD should focus on investment in, lending to, and financing of the oil and gas industry to create more supply and reduce energy costs for Canadians and the world.
Support for the sector is important because:
•
its wellbeing is essential to the wellbeing of Canadians, ensuring energy affordability and with it the affordability of everything else necessary to a reasonable standard of living for all in Canada;

•
its environmental performance is world-leading and steadily improving;

•
its expansion is increasingly important to addressing global concerns such as energy security and energy poverty; and

•
the lack of investment in Canada means more investment in oil and gas sector development in other parts of the world with poorer environmental performance, poorer corporate governance, and serious human rights infringements.

The oil and gas sector is the biggest exporting industry in Canada, is in the top three industries for contribution to Canada’s GDP, provides 500,000 jobs across the country and contributes billions every year to government’s coffers in taxes and royalties — paying for countless public services for Canadians.
Additionally, Canadian oil and gas producers are making major environmental gains: their Green House Gas emissions (GHG) were reduced by 22 per cent between 2011 and 2019, then another 12 per cent from 2019 to 2020(12). They invested $3.1 billion in better environmental performance in 2019 alone, two-thirds of all environmental protection spending in the country that year(13).
Adopting a pro-investment stance in Canada’s oil and gas sector is good for the economy, the environment, innovation, shareholders, and everyday Canadians.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
For the reasons set forth below, the board of directors recommends that shareholders vote against this proposal. The proposal is based on an incorrect premise, namely that the steps taken by the bank to respond to climate change and support its clients through the transition to a low carbon economy are inconsistent with continuing support for the oil and gas industry and have the effect of encouraging divestment from the sector. Moreover, the proposal is overly prescriptive in that it purports to dictate how the bank should conduct its business.
The bank recognizes both the importance of the energy industry to the Canadian economy and that a practicable, just and orderly transition to a low carbon economy is critical to the present and future prosperity and energy security of Canada. With this in mind, the bank has adopted and made public its Climate Action Plan, which supports the financing of responsible conventional energy programs and projects as well as responsible client initiatives in furtherance of the transition to a low carbon economy. Moreover, since 2020, the bank has been providing its clients with trusted advice, financing and affiliated products through TD Securities’ ESG Solutions group, which was created to advise clients, including those in the oil and gas sector, as they work to achieve their transition goals.
For the foregoing reasons, the board of directors recommends that shareholders vote against this proposal.
Proposal 5:
CEO to Median Employee Pay Ratio
Be it resolved
The Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, publicly disclose the CEO compensation to median worker pay ratio on an annual basis.

(12)
https ://w ww.canadianenergycentre.ca/canadas-oil-and-gas-emissions-went-down-in-2020-national-inventory-report/

(13)
https ://energynow. ca/2022/07/five-ways-canadas-oil-and-gas-industry-is-improving-environmental-performance/

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Supporting Statement
CEO realized compensation in the US has risen 1460% since 1978 compared to just 18.1% for the average worker. The CEO to worker compensation ratio in the US has increased from 31 times in 1978 to 399 times in 2021.(14)
Canada has seen similar issues with a report finding that CEO compensation at the top 100 companies on the TSX was estimated at 191 times the pay of the average Canadian worker in 2020.(15)
Wage gaps within workforces are important because they are indicative of, and contribute to, the growing inequality seen in North America.(16) According to the US Federal Reserve, since 1989, the top 1% by wealth have increased their share of total wealth by 8.6% largely at the expense of the lowest 90% who saw their proportion decrease by 8%.(17) The top 1% have also increased their share of total national income in the US from 8.3% to 20.8% over 1978-2019.(18) Canada has seen similar inequality with the top 1% increasing their share of total national income over 1978-2019 from 8.4% to 14%.(19)
This growing inequality leads to negative outcomes for all individuals as more unequal societies have been shown to be associated with poorer health, more violence, a lack of community life and increased rates of mental illness across socioeconomic classes.(20) Research has shown that this inequality harms economic productivity to the tune of 2-4% lost GDP growth annually and often leads to prolonged and more severe recessions.(21)(22)
Beyond the negative societal impacts, compensation gaps within an organization can lead to lower employee morale and higher employee turnover(23). This can erode company value as unmotivated employees are less productive and higher turnover directly increases staffing costs. These costs are especially material for human capital-intensive companies such as Toronto-Dominion Bank.
In Canada, the financial sector is particularly exposed to this issue with the top 1% in finance earning approx. 16% of the sector’s income while the top 1% in most other sectors earn 6-10%.(24)
Unlike the US, it is not mandatory for publicly listed companies in Canada to provide CEO to median worker pay ratio disclosures. This is not a big ask as the Global Reporting Institute reporting standards, which TD Bank already utilizes, provide a well-recognized framework for computing this ratio. It is critical to recognize that the focus is about the trend of the ratio over time. Disclosing and tracking the ratio allows TD Bank to ensure the wage gap is not widening and can help it make corrections to ensure employee sentiment stays positive, thereby lowering turnover and lost productivity costs.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
For the reasons set forth below, the board of directors recommends that shareholders vote against this proposal. Undertaking the review suggested by the proposal would be of little or no material benefit to the board or to the Human Resources Committee (HRC) in compensation decision-making, nor would it improve the bank’s existing compensation disclosure.
The Human Resources Committee (HRC) of the board has previously considered vertical pay comparisons and the utility of incorporating a vertical pay ratio into its compensation decision-making. The HRC has concluded — and continues to believe — that ratio results can vary significantly based on the business mix, employee base and geographies of operations of a particular organization, making it a problematic measure that would not be appropriate or meaningful for compensation decision-making. Furthermore, disclosure of the ratio would not contribute to a shareholder’s ability to assess the bank’s approach to compensation and would not improve the bank’s existing disclosure about compensation and the HRC’s practices.
The HRC is responsible for supporting the board in ensuring that the bank’s compensation policies at all levels of the organization are designed and administered to provide market-competitive compensation aligned with shareholder interests, incorporating business and individual performance as well as incenting behaviour

(14)
https ://w ww.epi.org/publication/ceo-pay-in-2021/

(15)
https ://policyalternatives. ca/sites/default/files/uploads/publications/National%20Office/2022/01/Another%20year%20in%20paradise.pdf

(16)
https ://publications. gc.ca/site/eng/9.575693/publication.html

(17)
https ://w ww.federalreserve.gov/releases/z1/dataviz/dfa/distribute/chart/#quarter:131;series:Assets;demographic:
networth;population:1,3,5, 7,9;units:shares

(18)
https ://wid. world/country/usa/

(19)
https ://wid. world/country/canada/

(20)
https ://equalitytrust. org.uk/resources/the-spirit-level

(21)
https ://w ww. frbsf.org/wp-content/uploads/sites/4/wp2017-23.pdf

(22)
https ://w ww. epi.org/publication/secular-stagnation/

(23)
https ://w ww.nber.org/papers/w22491

(24)
https ://wid. world/news-article/worker-power-and-inequality-in-canada-a-sector-level-analysis/

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consistent with the bank’s risk appetite and Code of Conduct and Ethics. As part of this mandate, the HRC sets the bank’s executive compensation strategy with a view to attracting, retaining and motivating high performing executives to create sustainable value for shareholders over the long term.
The HRC is also accountable for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The board and senior management recognize that the performance and engagement of all the bank’s employees, whether in customer-facing or support roles, will continue to be a key determinant of the bank’s competitive position. In addition, as part of its mandate, the HRC receives regular updates on key total rewards initiatives for front-line employees, and the key processes and practices that have been established to deliver on the bank’s total rewards philosophy, which includes providing programs for all employees and executives that are competitive within the market and are aligned with business and individual performance. The HRC also monitors compensation outcomes to achieve alignment in approach between executives and non-executive employees, as described more fully under the “Approach to Employee Total Rewards” section of this circular.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
Proposal 6:
Disclosure of Transition Plan
Resolved: Shareholders request that TD disclose a transition plan that describes how it intends to align its financing activities with its 2030 sectoral emissions reduction targets, including the specific measures and policies to be implemented, reductions to be achieved by such planned measures and policies, and timelines for implementation and associated emission reductions.
Supporting Statement:
In 2022 TD released an updated Climate Action Plan in response to its commitment to achieve net zero financed emissions by 2050.
While TD’s updated Plan provides more clarity on the measurement of financed emissions, its intensity-based 2030 targets don’t align with the absolute 2050 target TD has committed to and the Plan lacks clarity as to the specific measures and policies that TD will implement to achieve progress.
For example, TD discusses the existence of its “Climate Target Operating Model” with “sequences and actions,” but does not disclose what those are. Similarly, TD says that it continues to embed climate risk into its enterprise risk framework, but does not disclose whether and how this is related to meeting its targets.
TD says that it is making good progress towards its $100 billion “low carbon” lending, financing, and asset management target, but it’s unclear whether and how this relates to its emission reduction targets as TD does not systematically quantify and disclose the impact of this activity on emissions.
TD’s need for a credible transition plan is acute considering the bank is particularly exposed to transition risk. A recent study concluded that TD has the highest financed emissions — at 447 million tonnes CO2 equivalent — of any Canadian bank.(25)
TD is yet to adopt any policy to phase down its exposure to fossil fuels, including in its updated 2022 coal policy. On the contrary, it is still involved with financing fossil fuel expansion projects such as the Trans Mountain pipeline and Coastal GasLink project.
This uncertainty about whether and how TD will meet its climate targets represents a material business risk given the shifting regulatory environment. The Office of the Superintendent of Financial Institutions is developing climate risk management guidance that will require TD to have a Climate Transition Plan to manage “increasing physical risks from climate change, and the transition towards a low-GHG economy.”(26)
Similarly, the Glasgow Financial Alliance for Net Zero, of which TD is a member, recommends that financial institutions have a transition plan that contains “a set of goals, actions, and accountability mechanisms to align an organization’s business activities with a pathway to net-zero.”(27) TD is yet to meet this bar.
TD’s peers disclose greater specificity regarding how they will reach net zero, including absolute 2030 targets (BMO, Citi, Wells Fargo), fossil fuel financing reductions (Lloyds, BNP Paribas, ING, Societe General), and

(25)
https ://oxfam.qc. ca/wp-content/uploads/2022-canada-banks-carbon-footprint-report.pdf

(26)
https ://w ww.osfi-bsif.gc.ca/Eng/fi-if/rg-ro/gdn-ort/gl-ld/Pages/b15-dft.aspx#toc1

(27)
https ://assets. bbhub.i o/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf

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public disclosure regarding client net zero evaluation and progress (Credit Suisse, ANZ Group). This proposal is consistent with one filed and withdrawn by MÉDAC last year.(28)
To address uncertainty and increase transparency, we urge shareholders to vote FOR this proposal.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
For the reasons set forth below, the board of directors recommends that shareholders vote against this proposal. The proposal is based on a number of incorrect premises; calls for certainty which is not achievable in light of macro uncertainties and the time frame for the bank’s climate goals; and requests that the bank act in a manner which is inconsistent with its purpose. Moreover, the proposal is overly prescriptive in that it purports to dictate how the bank should conduct its business.
The board of directors rejects the proposal’s assertions that the bank lacks a “credible transition plan” and is not in compliance with its GFANZ obligations. In fact, the bank has publicly disclosed a Climate Action Plan that outlines transition activities and is in compliance with its GFANZ obligations. As part of its Climate Action Plan, the bank has announced a target to achieve net-zero greenhouse gas (GHG) emissions associated with its operations and financing activities by 2050 in alignment with the principles of the Paris Agreement. The bank has also announced an interim target for its Scope 1 and Scope 2 (operational) emissions of 25% reduction by 2025 and has announced interim 2030 Scope 3 financed emissions targets for the energy and power generation sectors. The bank released both sets of interim targets well in advance of the NZBA’s deadline for its members to do so, and intends to release additional interim targets in March 2023.
It is widely accepted by informed observers that the transition to 2050 depends on numerous factors beyond the control or knowledge of the bank including, among other things, development of technology, models and methodologies; the evolution of public policy, laws and regulations; the rate and pace of engagement by market participants; and the rate and nature of change in consumer behaviour. The bank’s Climate Action Plan is based on what is currently known and reasonably foreseeable. The bank has been transparent in its approach and disclosure of its plans. The bank has also committed to report on its progress and update its plans regularly as the macro environment evolves and will provide its next update in March 2023 when it publishes its 2022 ESG and Climate Action Plan Reports.
The proposal implies that it would be preferable for the bank to set absolute interim GHG emission targets rather than intensity-based interim targets. The board of directors does not agree with that view. While the bank’s 2050 net-zero target is an absolute emissions goal, the bank believes that intensity-based targets are more appropriate for the first stages of the bank’s low-carbon transition, as it allows the bank to support the clients that are working on scaling up low-carbon activities that will most impact the bank’s and the real economy’s total emissions in the long-term. The board believes that it is important to allow capital to be deployed quickly towards lower carbon and transitional initiatives, especially in support of clients that are themselves working to transition their products and services to a low-carbon future. In the short-term, under an absolute emissions metric, the bank’s analysis showed that the lever to drastically reduce emissions is divestment, which the bank does not believe is an effective way to drive emissions reductions in the real economy; would prevent the bank from supporting responsible activity by clients as part of their transition plans; and would be inconsistent with the bank’s purpose.
By using an intensity-based interim metric, the bank is better able to support projects and clients that are focused on implementing sustainable practices or decarbonizing their operations. This also allows the bank to monitor progress with a meaningful, comparable metric. The bank’s goal is that these initiatives and their associated decarbonization projects in the shorter-term will flow through its footprint and positively impact its absolute financed emissions footprint in the medium to long term. Notwithstanding the bank’s view that short-term intensity-based interim targets are preferable for the initial stage of the bank’s Climate Action Plan, it recognizes the importance of monitoring both absolute and intensity-based emissions. Accordingly, the bank tracks both metrics, and, as was done in the bank’s 2021 Climate Action Plan Report, the bank will publicly disclose its progress under both metrics in the 2022 Climate Action Plan Report that is scheduled to be published in March 2023.
The board of directors rejects the proposal’s call for the bank to adopt a “policy to phase down its exposure to fossil fuels”. This is a call for the bank to withdraw from involvement with the fossil fuel industry and to do so in a manner which ignores the bank’s purpose and the social and economic considerations which must be taken into account in managing the transition to a low carbon economy in a manner which is practicable, just and orderly and consistent with the bank’s purpose.
The proposal refers to anticipated regulatory guidance from OSFI with regard to the management of the risks of climate change. The bank is in regular communication with OSFI and the Bank of Canada with regard to

(28)
https ://w ww.td. com/ document/PDF/investor/2022/E-2022-Proxy-Circular.pdf

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the development of such guidance and believes that it is, and will continue to be, able to meet regulatory expectations in this regard.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
Withdrawn Shareholder Proposals
MÉDAC submitted three additional proposals (Proposals A, B and C below) that it withdrew after discussions with the bank. These proposals were submitted in French and translated into English by the bank. BCGEU submitted an additional proposal (Proposal D below) with support from the Union of British Columbia Indian Chiefs (UBCIC), that it withdrew after discussions with the bank. The bank agreed to include these proposals and the bank’s response thereto in the circular.
Proposal A:
Disclosure of Languages Spoken by Directors
It is proposed that the languages spoken by directors be disclosed in the skills and expertise matrix in the circular.
In recent years, a number of public controversies over language have tarnished the reputation of major public companies with respect to their social responsibility and their interpretation of their duties and obligations regarding diversity, inherent in our societies. Language is in the heart of our democratic institutions and is a fundamental attribute of the community.
Such situations, harmful in every respect, must be avoided. To this end — and for several other reasons — it is appropriate for all interested parties (stakeholders) to know, through formal and official disclosure, the languages spoken by the company’s directors. Obviously, “spoken” means a level of language sufficient to permit its widespread use in all spheres of activity of persons, both legal and natural; a level of language sufficient to enable each director to fulfill his or her duties and functions fully and completely.
THE BANK’S RESPONSE TO THIS PROPOSAL:
When considering the composition of the Board of Directors, the corporate governance committee considers the skills and experience listed in the skills/experience matrix (set out on page 21 of the circular) and, on an annual basis, reviews the matrix to confirm that it continues to reflect the most relevant skills and experience competencies that the board needs to address its many responsibilities and long-term strategy of the bank. Each director nominee’s key competencies are listed in the charts under the “Director nominees” section of this circular, and the Board does not believe that it is necessary to also disclose the language proficiency of each individual director nominee. The bank also notes that there are no disclosure requirements with respect to language proficiency of directors under applicable law. Notwithstanding the foregoing, following discussions with the proponent about this proposal, the bank has agreed to include information about the languages spoken by its director nominees, as a whole, in the “Director Nominees” section of this circular on page 12. The bank thanks MÉDAC for its engagement on this matter.
Proposal B:
Artificial Intelligence
It is proposed that the Board of directors review the mandate of the Governance Committee and the Risk Management Committee to include an ethics component on the use of artificial intelligence.
Artificial intelligence (AI) is becoming the key technology of the future. This technology refers to the possibility for a machine to simulate human behaviors, such as reasoning, planning and creativity, in particular through learning algorithms. Corporations are increasingly using it to develop more automated, personalized and customer-oriented services. AI also offers new opportunities to strengthen and facilitate the detection and reduction of risks and fraud and to promote better regulatory compliance.
However, its use is risky, as illustrated by Deloitte in one of its research(29):
•
Quality, quantity and relevance of the data used. The results of the AI systems are dependent on the quality and quantity of the data. If the data sets used to construct the algorithms contain biases, the algorithm generated is likely to also reflect such biases, or even amplify them.

•
Opacity of operation (black box when talking about AI). Unlike the older generations of AI, where systems made very clear decisions set by humans, the new generations will rely on very complex statistical methods, based on thousands of parameters. All these factors will make the final decision difficult to interpret or even impossible to explain by humans.

(29)
https ://www2. deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-
quelles-evolutions-pour-profils-de-risques-des-entreprises.html

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•
Possible malfunctions. Algorithms do not have the capacity for conceptual understanding and common sense that humans have and that are necessary to evaluate radically new situations.

As the latest reports of the World Economic Forum point out, the subject of artificial intelligence comes at a turning point. In the short term, it seems important that the development of artificial intelligence meets the minimum standards of governance, ethics and risk management. Also according to Deloitte(30), this reflection should focus on proof of the reliability of the algorithms used (from the point of view of their internal and external verification), the comprehensibility of models and the interactions between humans and intelligent algorithms.
It is therefore crucial that the mandate of the Governance Committee be reviewed in order to incorporate this reflection and to develop a code for the use of artificial intelligence in order to assure shareholders and interested parties (stakeholders) that its development and use are carried out by placing the human being at the heart of the machine and by guaranteeing the veracity, security and confidentiality of the data that feed it and by regulating the algorithms so that they integrate diversity and overcome biases in decision-making, among other things.
THE BANK’S RESPONSE TO THIS PROPOSAL:
The core of the bank’s management of the risks associated with artificial intelligence (“AI”) is the bank’s Enterprise Model Risk Management Framework (“Model Risk Framework”) and associated practices and procedures. The bank’s Model Risk Framework requires that, before any AI and machine-learning (“ML”) models are used, the bank must assess the risks that may arise from the use of AI /ML models and, as part of this assessment, the bank must consider the potential for adverse consequences arising from decisions based on incorrect or misused models and their outputs. In addition, under the Model Risk Framework, AI/ML models that would have a direct impact on the bank’s customers (i.e., because they relate to decisioning or market practices, or to credit, account management or collection activities) must undergo additional governance procedures.
The board’s oversight of the risks associated with AI with which the proposal is concerned is conducted primarily through the Risk Committee in accordance with its charter. The board receives regular updates on the use of AI models and data governance issues related to data quality. Following discussions with the proponent about this proposal, the bank has agreed to amend the charter of the Risk Committee to more specifically reference the activities that the Risk Committee currently undertakes with respect to the oversight of AI and the use of models.
The Corporate Governance Committee is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices and standards. This involves keeping abreast of the latest regulatory requirements, global emerging trends and guidance in corporate governance and making updates to the board on corporate governance issues, as necessary. Furthermore, the Corporate Governance Committee is responsible for overseeing the establishment and maintenance of policies in respect of ethical personal, business and market conduct at the bank, and to monitor compliance in respect of such policies and procedures to maintain a strong ethical culture throughout the bank.
The bank thanks MÉDAC for its engagement on this matter.
Proposal C:
Increase Energy and Environmental Transition Efforts
It is proposed that the bank adhere to the UNEP-FI Principles for Responsible Banking (PRB).
A recent report by the Institut de recherche en économie contemporaine (IREC) and OXFAM Québec(31) shows that the carbon weight of the country’s eight largest banks is 1.9 billion tons, or 2.6 times the GHG emissions in the country, and that, if they joined together to form a new state, it would be the fifth emitter of greenhouse gases in the world.
While acknowledging that the Bank is making efforts to support and accelerate the green transition, it could do much better and be a model for other businesses. As mentioned in the IREC report, we would like to draw attention to two observations from the report:
«First, not only have none of Canada’s major DTIs committed to withdrawing from the fossil fuel sector in the short or medium term, but they all persist in presenting themselves as participants in the energy transition

(30)
https ://www2. deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-
dans-risque-de-credit.html
https ://corpgov. law.harvard.edu/2020/06/25/artificial-intelligence-and-ethics-an-emerging-area-of-board-oversight-responsibility/

(31)
https ://oxfam. qc. ca/wp-content/uploads/2022-canada-banks-carbon-footprint-report.pdf

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and sustainable financing aimed at either decarbonizing the processes of extraction, transformation and/or use of fossil fuels or supporting diversification of the “green” asset portfolios of companies in the sector, particularly in the areas of green technologies and renewable energy.
Second, even in terms of their financial commitments to the energy and environmental transition, Canadian DTIs have set their sights relatively low: For example, the total C$850 billion pledged by BMO, RBC, Scotiabank, CIBC and TD for 2020-2030, while not inconsiderable, will ultimately represent only two-thirds of their previously committed fossil fuel assets between 2016 and 2020 alone, which were in excess of C$1.3 trillion. In addition, many of the mutual funds and exchange-traded funds of the eight Canadian DTIs, including ESG or “green” funds, are still not aligned with the Paris Agreement targets, exceeding the maximum exposure to carbon sectors that would limit global warming to less than two degrees.”
Specifically targeted by the report in question (which also makes recommendations … ), the bank has considerable financial strength and joining this international initiative — an initiative already joined by other major banks and other major financial institutions in the country — would, among other necessary measures, concretely support the achievement of the carbon neutrality goal set by the Paris Agreement.
THE BANK’S RESPONSE TO THIS PROPOSAL:
The bank has assessed whether joining the UN Principles for Responsible Banking (“UN PRB”) would help the bank meet its sustainability goals and has concluded that the incremental benefits of adhering to the UN PRB would not meaningfully enhance the Bank’s progress in meeting these goals.
As part of the bank’s commitment to supporting a practicable, just and orderly transition to a low-carbon economy, the bank has been marshalling resources and evolving its policies and practices to align with the development of new technologies, evolving public policy and applicable laws and regulations. As part of this work, the bank has undertaken activities that enhance its sustainability journey, including joining organizations or signing on to principles that would support the bank’s low-carbon strategy. For example, the bank is a participant in the Government of Canada’s Sustainable Finance Action Council and is a member of the UN-convened Net-Zero Banking Alliance (NZBA). The bank is focused on advancing its sustainability goals and objectives, and is confident that its current industry memberships enable it to continue to make meaningful progress on those goals and objectives. Further, as disclosed in the bank’s 2021 ESG Report and 2021 Climate Action Plan Report, the bank has announced a target to achieve net-zero greenhouse gas (GHG) emissions associated with its operations and financing activities by 2050 in alignment with the principles of the Paris Agreement. The bank has also announced an interim target for its Scope 1 and Scope 2 (operational) emissions of 25% reduction by 2025 and has announced interim 2030 Scope 3 financed emissions targets for the energy and power generation sectors. The bank released both sets of interim targets well in advance of the NZBA’s deadline for its members to do so, and intends to release additional interim targets in March 2023.
The bank’s 2021 ESG Report and 2021 Climate Action Plan Report are available on the bank’s website, and the bank’s 2022 ESG Report and 2022 Climate Action Plan Report will be available on the bank’s website in March 2023. The bank notes that there is currently no regulatory requirement that these reports be filed on SEDAR.
The bank thanks MÉDAC for its engagement on this matter.
Proposal D:
Operationalize Free Prior Informed Consent
The United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) stipulates that States shall consult in good faith with Indigenous peoples in order to obtain their free, prior and informed consent (FPIC) before implementing measures that may affect them. The federal UNDRIP Act affirms that UNDRIP has legal effect in Canada.(32)
The Truth and Reconciliation Commission’s Call to Action #92, calls upon the corporate sector to adopt and implement UNDRIP “as a reconciliation framework and to apply its principles, norms, and standards to corporate policy and core operational activities involving Indigenous peoples and their lands and resources.”(33)

(32)
https :// daccess-ods.un.org/access.nsf/Get?OpenAgent&DS=A/RES/61/295&Lang=E

(33)
https ://w ww.rcaanc-cirnac.gc.ca/eng/1524506030545/1557513309443

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Foley Hoag LLP’s report to banks which funded the controversial Dakota Access Pipeline Project recommended that international industry good practices on FPIC means going beyond the minimum standards set by domestic law.(34)
Failing to consider FPIC also overlooks a material risk. Companies which only seek domestic legal minimums or fail to obtain FPIC routinely see project delays, conflict, and other significant legal, political, reputational, and operational risks.
The Government of Canada has stated that FPIC is contextual and there is no “one size fits all” approach, and operationalizing FPIC may require different processes or new creative ways of working together.(35)
A 2019 paper prepared for the Union of BC Indian Chiefs entitled Consent(36) (Consent Paper) attempts to clear up misconceptions about FPIC, including:
•
“consent” and “veto” are not the same; they have different meaning and uses; and

•
FPIC is not an extension of consultation and accommodation, which are procedural in nature.

The Consent Paper outlines ways in which Canadian businesses can operationalize FPIC, including:
•
seeking and confirming Indigenous consent prior to making decisions

•
outlining the conditions necessary for obtaining and maintaining a Nation’s consent, as opposed to legal devices such as releases that are intended to limit Indigenous rights;

•
using collaborative dispute resolution mechanisms and not limiting a Nation’s ability to take legal action; and

•
building a process for future decision-making and obtaining consent before any approvals are sought from the Crown.

TD outlines a mechanism for evaluating FPIC within its Environmental and Social Credit Risk assessments. A good first step, but the process is not transparent and relies on the Equator Principles which are not aligned with the Consent Paper. The material risks related to the failure to obtain FPIC are not captured in current policies and have not been reflected in financing decisions.
Further action is required to operationalize FPIC and Call to Action #92 into TD’s corporate policies and activities. An explicit reference to operationalizing FPIC will help mitigate human rights risk while giving TD additional leverage to effect meaningful and necessary change on the path towards reconciliation.
RESOLVED THAT: TD align its policies and practices with international industry good practice as outlined by Foley Hoag, and take further steps to operationalize FPIC by revising its Environmental and Social Credit Risk Process to be consistent with the Consent Paper.
THE BANK’S RESPONSE TO THIS PROPOSAL:
The bank has a longstanding commitment to the rights of Indigenous Peoples within North America and is a supporter of FPIC. The bank’s Environmental and Social Lending Risk Process sets out how environmental and social risks are reflected in the bank’s lending decisions. The bank’s current commitments with respect to FPIC are: (i) to identify transactions where Indigenous Peoples’ lands, resources and/or way of life may be negatively impacted, in accordance with the Equator Principles; (ii) to incorporate assessments of its clients’ policies, practices and performance relating to FPIC when relevant; and (iii) to support development and dissemination of good practices for the practical implementation of FPIC, by working with diverse multi-stakeholder groups.
TD has a dedicated Indigenous Banking team that is consulted as appropriate and works closely with business segments across the bank to provide a comprehensive approach to serving clients from Indigenous communities. Further, TD’s Indigenous Peoples Committee, an executive-level governance structure, is focused on creating and supporting opportunities for Indigenous Peoples, employees, customers and communities.
In its discussions with the bank, UBCIC and BCGEU have provided their views to the Bank on having Canadian banks move toward: (i) a rights recognition approach to relations with Indigenous Peoples, consistent with the Canadian federal government’s position, and (ii) an understanding of FPIC as a standard or right, as opposed to merely a principle. TD recognizes that its relations with Indigenous Peoples must be based on respect for their constitutionally protected rights and title, including in respect of the bank’s approach to FPIC, and for their institutions of self-government. Furthermore, TD recognizes that the implementation of FPIC within the corporate sector is an ongoing, context-specific process involving diverse Indigenous

(34)
https ://w ww.foleyhoag.com/news-and-insights/publications/ebooks-and-white-papers/2017/may/good_practices_social_impacts_oil_pipelines_united_states/

(35)
https ://w ww.justice.gc.ca/eng/declaration/bgnrcan-bgrncan.html

(36)
https ://w ww.ubcic.bc.ca/consent_paper

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communities and stakeholders, with no “one-size-fits-all” solution for meaningful engagement and consent. Accordingly, the bank has agreed that, in connection with its ongoing review of its policies and procedures relating to Indigenous Peoples and FPIC, including its Statement on Human Rights, it will assess their current alignment with its commitments to advance reconciliation and to respect the rights of Indigenous Peoples, including in respect of the Bank’s approach to FPIC (the “Policy Review”).
As part of its discussions with the bank, BCGEU and UBCIC also requested that the bank develop a formal training program on FPIC matters for relevant business colleagues, which would be developed in line with TRC Call to Action #92, would focus on how the FPIC of Indigenous Peoples can be operationalized and obtained by bank clients, and would form part of the tools the bank employs in connection with its Environmental and Social Risk Policy for Non-Retail Lending Business Lines. TD actively supports the TRC’s call to action for corporate Canada, including #1 of Section 92, by investing in employment, environment and economic development initiatives for Indigenous Peoples, as well as education, arts and culture. Accordingly, in connection with its ongoing review of its policies and procedures relating to Indigenous Peoples and FPIC, the bank has agreed to review its training programs regarding FPIC to consider whether they appropriately reflect TD’s support of TRC Call to Action #92 and, if not, then TD will update its training programs as appropriate (the “Training Program Review”).
The bank agrees that, by June 30, 2024, it will publicly disclose either: (i) key insights of its Policy Review and Training Program Review, or (ii) an update on the progression of its Policy Review and Training Program Review.
Finally, UBCIC and BCGEU have expressed concerns with the practical implications of the Equator Principles, as they view the EP4 as falling short of the minimum standards set out in UNDRIP, and a limited number of Canadian transactions become subject to the Equator Principles each year. The bank considers its alignment to the Equator Principles to be appropriate and preferable to those suggested in the proposal for the following reasons: (i) the Equator Principles are a transparent risk management framework and a widely-recognized benchmark for global financial institutions; (ii) since 2007, the bank has embedded the Equator Principles into its risk processes; (iii) the Equator Principles are updated periodically to reflect evolving practices, understanding and other developments. For example, the current iteration of the Equator Principles (EP4) were updated from their previous version to reflect a greater focus on human rights, and incorporate certain elements of the good practice guidance highlighted in the Foley Hoag report referenced in the proposal; (iv) the Equator Principles require, at a minimum, that all projects affecting Indigenous Peoples comply with relevant national laws, including laws implementing host-country obligations under international law; (v) the bank’s Environmental and Social Lending Risk Process and the Equator Principles are compatible with a variety of models and approaches to implementing FPIC depending on the circumstances; and (vi) the bank has mechanisms in place that regularly consider how to address the implementation of FPIC in the Bank’s operations, including the bank’s Environmental and Social Risk Management group which establishes, maintains, and updates risk frameworks, policies and processes for the management of environmental and social risks, including as they relate to projects affecting Indigenous Peoples.
BCGEU and UBCIC have stated that they view TD’s commitments to be an important step in a meaningful, long-term engagement with the bank on the rights of Indigenous Peoples, including with respect to the operationalization of FPIC. On the basis of the foregoing, BCGEU and UBCIC have agreed to withdraw this proposal.
The bank thanks BCGEU and UBCIC for their engagement on this matter.
Update on 2022 Withdrawn Shareholder Proposals
As noted in the bank’s 2022 Management Proxy Circular, certain proposals submitted to the bank in advance of the 2022 annual meeting of shareholders were withdrawn following discussions with the proponent which, in some cases, requested that the bank conduct further analysis and provide the results of such analysis before the 2023 annual meeting of shareholders. This section provides updates on the analysis undertaken by the bank since the 2022 annual meeting in connection with those proposals.
In its discussions with MÉDAC regarding its “Formal Representation of Employees in Strategic Decision-Making” proposal, the bank agreed to further consider whether it would be appropriate for the bank to establish additional processes to reflect employees’ views in strategic decisions. With the assistance of a third party consultant, the bank has reviewed industry practices and relevant regulatory requirements from a global, regional and inter-industry perspective. The bank has compared them against the bank’s current practices to identify any gaps or opportunities as they relate to incorporating employee feedback in strategic decision-making. Based on that review, the bank has concluded that the bank meets or exceeds relevant regulatory requirements for the jurisdictions in which it operates, that TD’s existing processes align with industry practices and that there are no significant gaps in the existing processes. Accordingly, the bank has concluded that its existing programs and initiatives afford adequate opportunities for employee input into TD’s strategy.
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In its discussions with MÉDAC regarding its “Circular Economy” proposal, MÉDAC requested that the bank consider joining the UN Principles for Responsible Banking (“UN PRB”) and disclose the results of that assessment once completed. The bank has assessed whether joining the UN Principles for Responsible Banking (“UN PRB”) would help the bank meet its sustainability goals, and has concluded that the incremental benefits of adhering to the UN PRB would not meaningfully enhance the bank’s progress in meeting its sustainability targets. Additional details regarding the bank’s analysis are provided in the bank’s response to the proposal submitted by MÉDAC requesting that the bank sign on to the UN PRB, on pages 89-90 of this circular.
In its discussions with BCGEU regarding its “Racial Equity Audit” proposal, the bank agreed to undertake a racial equity assessment of its Canadian and U.S. employment policies and agreed to report on the key insights learned from that assessment or to report on its progress by June 30, 2023. The bank has retained Covington LLP and Weir Foulds LLP to conduct the assessment, and they have been asked to respond to the following questions: (1) what policies and key strategies does TD have in place to provide an equitable and non-discriminatory workplace for colleagues (taking into account relevant laws and regulations)? (2) what policies and key strategies does TD have in place to promote a diverse, inclusive, and equitable workplace environment for employees? (3) what policies and key strategies does TD have in place to promote the recruitment, retention, and development of diverse talent? (4) what mechanisms does TD have in place to monitor the effectiveness of these policies and key strategies? (5) would any refinements to existing policies and strategies, or new policies or strategies help TD promote a diverse, inclusive, and equitable workplace? The bank will report on the key insights learned once the assessment is completed, which is expected to be completed in fiscal 2023.
DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK
Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.
The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the Board Chair. The bank’s Corporate Governance Guideline also contains procedures regarding director conflicts of interest, which are described in Schedule A   —   Corporate Governance of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors’ and officers’ liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, its majority-held subsidiaries and entities, and other independent entities where that service is at the behest of TD, including TD Ameritrade and Schwab. This insurance has a dedicated policy limit of $500 million per claim and in the aggregate for the term ending May 1, 2023. The insurance applies in circumstances where the bank is unable to indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $2.7 million.
DIRECTORS’ APPROVAL
The board of directors has approved the contents and distribution of this circular to the common shareholders of the bank.
Gwen Hughes
Corporate Secretary
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SCHEDULE A
CORPORATE GOVERNANCE
POLICIES AND PRACTICES

The bank’s board and management are committed to sound corporate governance practices that contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives.

The board’s corporate governance policies, principles and practices, which are reviewed regularly by the corporate governance committee, focus on the board’s responsibilities to the bank’s shareholders and other relevant stakeholders and on creating long-term shareholder value. The board’s governance framework includes the charters and key practices of the board and its committees and the Corporate Governance Guideline (available at www.td.com/governance). The bank’s corporate governance policies and practices comply with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI’s Corporate Governance Guideline.
Although they do not all directly apply to the bank, these policies, principles and practices also take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.
Visit the bank’s website for additional governance information, including:
• Code of Conduct and Ethics (the Code) • Corporate Governance Guideline • Board Diversity Policy • Disclosure Policy • Director Independence Policy • Proxy Access Policy
•
Majority Voting Policy

•
Position Description for Directors

•
Position Description for the Group President and CEO

•
Charters of the Board and its Committees, the Board Chair and the Chairs of Committees

BOARD OF DIRECTORS

The bank’s board is independent. Of the 14 nominees proposed for election, 13 (93%) are “independent” under the bank’s Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Director Independence
To be effective, the board must operate independently of management. All but one of the bank’s directors and all committee members are independent. Bharat B. Masrani, Group President and CEO, TD Bank Group, is the only director not considered to be “independent” under the Director Independence Policy or the CSA Guidelines and is “affiliated” under the Bank Act because of his position. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law.
The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually and as needed for director appointments during the year.
Detailed information on all director nominees proposed for election this year is provided in the “Director Nominees” section of this circular.
How the Board Determines Independence
The board has a robust annual process to evaluate director independence. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances. To determine if a director has a “material relationship” with the bank that would compromise their independence, the corporate governance committee considers all relevant facts and circumstances, including any relationship a director may have with the bank, and any relationships that persons or organizations the director is related to (such as a spouse or an entity that employs the director in an executive capacity) may have, and considers whether, as a result of such relationship(s), the director could reasonably be expected to be objective about management’s recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting and financial services relationships.
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The corporate governance committee considers the director independence standards that incorporate the definition of affiliated persons under the Bank Act and definitions of independence from the Canadian Securities Administrators. While not required to do so, the corporate governance committee also considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.
In addition to the Director Independence Policy, the board has implemented the following policies and practices:
•
the board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2022, 57 in-camera sessions were held;

•
the board and each committee can engage their own independent advisors to provide expert advice at the expense of the bank;

•
the non-management directors must annually appoint a strong, independent board chair with a clear mandate to provide leadership for the independent directors; and

•
the non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Other Directorships and Board Interlocks Policy
In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are restricted from serving on other boards without prior advance notice to and approval from the chair of the corporate governance committee of their intention to accept an invitation to serve on the board of directors of any public company or any company in the financial services sector. Other than as members of the board of the bank, no more than two board members may sit on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. There are currently no board interlocks.
Two of the nominees proposed for election, Messrs. Brian Levitt and Bharat Masrani, are members of the board of directors of The Charles Schwab Corporation (“Schwab”). In connection with Schwab’s acquisition of TD Ameritrade Holding Corporation on October 6, 2020, the bank and Schwab entered into a stockholders’ agreement under which the bank has the right to two seats on Schwab’s board of directors depending on its ownership interest in Schwab and subject to the bank meeting certain conditions, which seats are currently held by Messrs. Levitt and Masrani.
Board Chair

The Board Chair is Brian Levitt. Mr. Levitt has been the Board Chair since January 1, 2011. Shareholders may communicate directly with the Board Chair by email c/o TD Shareholder Relations at tdshinfo@td.com.

The Board Chair is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank’s corporate governance. The Board Chair’s key responsibilities are set out in the bank’s Charter of the Board Chair (www.td.com/governance/charters.jsp). The chair:
•
must be independent and appointed annually by the non-management directors;

•
chairs meetings of the board (including in-camera sessions) and all annual and special meetings of shareholders;

•
consistent with the bank’s shareholder engagement policies, meets with shareholders, regulators and other interested parties on matters core to the board’s mandate, and attends public events on behalf of the bank;

•
is also the chair of the corporate governance committee and a member of the human resources committee;

•
meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•
maintains a channel of open communication with the bank’s key Canadian regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2022, the Board Chair met, both alone and with one or more of the Committee Chairs, eight times with representatives of the bank’s key Canadian regulators. The Board Chair’s and Committee

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Chairs’ involvement in these meetings includes preparation as well as attendance and spans all of the bank’s various businesses and the jurisdictions in which they are carried out.
For more information about the bank’s Board Chair, Mr. Levitt, see the “Director Nominees” section of this circular or the bank’s website at https://www.td.com/ca/en/about-td/corporate-profile/chairman-of-the-board.
Shareholders’ Meetings
The Board Chair is responsible for chairing and is available to answer questions at the bank’s annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, excluding Messrs. Levitt and Masrani, all of the director nominees then standing for election, attended the bank’s hybrid annual shareholders’ meeting virtually. Messrs. Levitt and Masrani attended the annual shareholders’ meeting in person in Toronto, with social distancing practices in place.
BOARD MANDATE

Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly, including addressing, where appropriate, the concerns of the bank’s other key stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators, communities and the public at large.

The board’s responsibilities are set out in its charter and include the following:
•
supervision of the management of the business and affairs of the bank;

•
approval of the bank’s strategy and major policy decisions  —  the board must understand and approve the bank’s strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions;

•
approval of the bank’s enterprise risk appetite statement  —  the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and enterprise risk framework (and the board must approve the enterprise risk appetite statement and monitor the bank’s risk profile and performance);

•
evaluation, compensation, talent development and succession  —  the board must be satisfied that there are processes in place to identify, attract, evaluate, develop and retain the right people to enable the bank to meet its strategic ambitions and safeguard its unique and inclusive culture; and the board must also monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for contribution to the bank’s long-term success;

•
oversight of the management of capital, liquidity, risks, and internal controls  —  the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank’s assets and reputation; and the board must also be satisfied that the bank’s risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite statement;

•
disclosure of reliable and timely information to investors  —  the board must be satisfied that the bank is providing its investors with accurate and balanced information in a timely manner; and

•
effective board governance  —  the directors must function effectively as a board in order to meet its stewardship responsibilities; the board needs to be comprised of strong members with the appropriate skills and experience, and the right information.

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on page 116 of this circular).
The bank’s employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of management and internal controls. The board has also put in place formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.
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Strategic Planning
The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank’s annual strategic plan, annual financial plan (including the capital, liquidity and funding plans), and major capital expenditures, and monitoring adequate levels of capital and liquidity. At least annually, the board reviews the strategic plan of each business segment, considering factors including the competitive landscape, opportunities for growth and key performance metrics. The board assesses the bank’s major opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day board strategy meeting.
The bank’s strategy is to be the number one Canadian Retail and Canadian Business Bank, a leading Wealth and Insurance provider in Canada, a top five U.S. Bank, and a North American Wholesale dealer with global reach, while holding the number one investment dealer position in Canada.
Risk Management
The board oversees the bank’s risk culture and approves and oversees significant risk frameworks and policies designed to protect the assets of the bank and its continuing viability. The board also oversees the identification and monitoring of the principal risks affecting the bank’s businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank’s enterprise risk framework. The board is supported in its discharge of this responsibility by its risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank’s enterprise risk appetite statement and satisfies itself that the bank has appropriate strategies, frameworks and policies in place to manage its current and emerging risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management, recovery and resolution plans in accordance with applicable regulatory guidelines. See the “Managing Risk” section of the bank’s 2022 MD&A for a list of the major risk categories identified and the structures and processes in place to manage them.
Capital and Liquidity Oversight
The board oversees the bank’s capital adequacy and management, including by annually reviewing and approving the bank’s Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the board is responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable laws and regulations. The board also oversees the implementation of the bank’s liquidity frameworks and policies and annually reviews the bank’s liquidity and funding plans.
Purpose and Environmental and Social Matters
TD’s purpose is to enrich the lives of its customers, communities and colleagues. This statement of purpose animates and is reflected in the bank’s strategy, Risk Appetite Framework, culture and operating policies and procedures. The board’s oversight of the bank’s strategy occurs continuously throughout the year and includes overseeing how management pursues the responsible advancement of the long-term interests of shareholders while addressing the concerns of other relevant stakeholders and interested parties including the bank’s employees, customers, communities, debt holders, regulators and the public at large.
The corporate governance committee is responsible for overseeing the bank’s alignment with its purpose and the bank’s performance and reporting on corporate responsibility for environmental and social matters. The committee receives updates on the bank’s ESG strategy, reporting and performance, and on international trends and standards in corporate disclosure of ESG matters. In addition, management provides regular updates to the risk committee on the bank’s approach to environmental and social risk management, including climate-related risks and potential social impacts across major risk categories. The board also is assisted by the human resources committee, which reviews the bank’s inclusion and diversity strategy and initiatives, actions related to colleague health, safety and well-being, and compensation related activities, including the impact of ESG on SET compensation. The board receives regular updates on environmental and social matters affecting the bank. The bank’s Environmental, Social and Governance Report is available at www.td.com/esg.
Succession Planning
The board and human resources committee are responsible for succession planning for the senior leadership of the bank and for overseeing the bank’s people strategy. This includes identifying potential succession
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candidates for CEO, at least annually reviewing and approving the succession plans for senior executive positions and the heads of key control functions, being satisfied that the senior leadership team is identifying potential succession candidates for other key executive roles, monitoring development plans for those identified, and fostering management depth by rigorously assessing candidates for other senior positions.
Communication
The corporate governance committee must satisfy itself that the bank communicates effectively, both proactively and responsively, with shareholders, other key stakeholders (such as employees, customers, regulators, and communities), and the public at large. The bank’s Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank’s commitment and obligations regarding the timely, accurate and balanced disclosure of all material information to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure committee, on the policy, the design and operation of related disclosure controls and procedures, and any disclosure issues that may have arisen in the past year.
The board or appropriate committees also review and/or approve key disclosure documents, such as the bank’s quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular.
Measures for Receiving Stakeholder Feedback
Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events such as the annual shareholders’ meeting. The Chief Financial Officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation, corporate governance, long-term strategic positioning and corporate responsibility for environmental and social matters.
Shareholders may contact TD Shareholders Relations at tdshinfo@td.com and may also communicate directly with the bank’s independent directors through the Board Chair (contact information is provided on page 116 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp). In addition to any timely reporting, the corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.
The bank is committed to proactive, open and responsive communications with shareholders, other interested parties and the public at large. The bank recognizes the importance of engagement of directors with shareholders on areas core to the board’s mandate and has developed an internal guideline to support such engagement. As part of that commitment to shareholder engagement and subject to the Board Chair’s approval and guidance, the bank’s directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank’s approach to executive compensation, environmental, social and governance matters, long-term strategic positioning and other areas of interest to shareholders core to the board’s mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The board and its human resources committee will take the results of this advisory vote into account, when considering compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada, and provide regular opportunities for shareholders to communicate with management and the board. The corporate governance committee also receives reports on the results of the annual meeting of shareholders and considers commentary provided by shareholders about their voting decisions. All of these inputs guide governance considerations.
Internal Controls and Management Information Systems
The board oversees, and monitors the integrity and effectiveness of, the bank’s internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process, the board satisfies itself that the bank’s financial reporting and financial control systems are operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies  —  Controls and Procedures” in the bank’s 2022 MD&A.
The bank maintains a program for raising conduct and ethics concerns, which provides employees and members of the public worldwide with an open and effective communication channel to report complaints or concerns regarding accounting, internal accounting controls or auditing matters and other ethical, legal or
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regulatory matters. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program including the Conduct and Ethics Hotline is available at https://www.td.com/ca/en/about-td/corporate-profile/td-conduct-and-ethics-hotline.
Developing the Bank’s Approach to Corporate Governance
The board believes the bank’s success is based on a culture of integrity which starts with the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for the risk, integrity and compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees. The corporate governance committee keeps abreast of the latest regulatory requirements, global emerging trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary.
POSITION DESCRIPTIONS
The corporate governance committee annually reviews the board-approved written Position Description for Directors, Charter of the Board Chair, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The human resources committee also annually reviews and approves a written Position Description for the Group President and CEO. In addition, the human resources committee reviews the mandates applicable for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).
ORIENTATION AND CONTINUING EDUCATION
Orientation
The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.
The bank’s director orientation program is comprised of several components, including:
1.
Each new director receives a set of orientation reference materials tailored to their unique background, experience and expected committee responsibilities. Reference materials include, among other things: the bank’s key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.
Each new director participates in comprehensive education sessions at which the CEO or other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital and liquidity management, finance, internal audit, human capital management, information technology, marketing/digital, environmental, social and governance matters, the regulatory environment, directors’ responsibilities, and other significant issues and key risks the bank faces;

3.
New directors meet with the CEO and the Board Chair and the chair of each committee the director is joining; and

4.
New directors are assigned a “mentor” director for the director’s first year to answer questions and provide contextual information to better understand materials, presentations and processes.

Continuing Education
The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities.
All directors are expected to continuously deepen their knowledge of the business of the bank, relevant trends in business and industry, and the regulatory environment in which the bank and its subsidiaries operate. Presentations are regularly made to the board on different aspects of the bank’s operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.
Directors are canvassed on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All non-management board members are expected to participate in sufficient continuing education to be effective in their roles.
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The continuing education program for directors provided by the bank includes:
•
in-depth sessions (“deep dives”) as well as an annual two-day board strategy meeting on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities);

•
optional director orientation sessions for directors in their second year of service;

•
complete access to management to become and remain informed about the bank’s businesses and for any other purposes that may help them fulfill their responsibilities;

•
informal board/executive interaction sessions for directors to meet additional members of senior management and the bank’s next generation talent;

•
enrollment in events and access to publications to enhance their knowledge of directors’ responsibilities and current governance trends;

•
regular presentations on different aspects of the bank’s operations;

•
periodic presentations and reports summarizing significant regulatory and market developments;

•
opportunities to visit various operational sites;

•
access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk; and

•
reimbursement of expenses for external education sessions as applicable, which they are encouraged to attend.

DIRECTOR EDUCATION SESSIONS — FISCAL 2022
Date	Sessions 2022	Attendance
Regularly	Integration Updates – Pending Acquisitions	Board / Committees
	Environmental, Social and Governance (“ESG”) Matters	Board / Committees
	Strategy and Corporate Development Updates	Board
	Economic Updates	Board
	Key Business Risks and Challenges	Risk
	People Strategy Updates	HRC
	Internal Controls Updates	Audit
Q1	ESG — Financed Emissions Target Setting	Board
	IFRS 17 Update	Audit
	Benchmark Rate Reform	Risk
	Lifecycle Management of the Bank’s Technology Assets	Risk
	ESG – Update and Overview of Trending Topics	CGC
	Fair Pay Update	HRC
Q2	Cybersecurity Update	Board
	Interest Rate Update	Board
	Financial Consumer Agency of Canada	Audit
	AML Technology Update	Audit
	Credit Risk Update	Risk
	Insider Risk Management Update	Risk
	Fraud Risk Management	Risk
	Finance, Risk and Regulatory Reporting Platform	Risk/Audit
	Technology and Cybersecurity Risk	Risk/Audit
	COVID-19 and Future Workplace Update	HRC
Q3	Credit Allowance Outlook	Board
	Talent Strategy and Diversity and Inclusion Update	Board
	Next Evolution of Work	Board
	ESG — Carbon Markets and Carbon Capture, Utilization and Storage	Board
	Cyber/Cloud Landscape, Internal Controls and Disclosures Update	Audit
	ESG Reporting Standards and Disclosures	Audit
	Geopolitical Environment and Related Economic Implications	Risk
	Culture Framework Update	HRC
	People Risk Overview	Risk
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DIRECTOR EDUCATION SESSIONS — FISCAL 2022
Date	Sessions 2022	Attendance
Q4	Contact Center Update	Board
	Canadian Credit Cards — Loyalty and Partnerships Update	Board
	Marketing Strategy	Board
	Interest Rate Environment Update	Board
	Data Strategy	Board
	Payments Strategy	Board
	Platforms and Technology Update	Board
	Annual Cybersecurity Program Update	Board
	Emerging Audit Topics	Audit
	Environmental and Social Risk Update, including climate- related risk management	Risk
	Operational Resilience	Risk
	Data Governance Update	Risk/Audit
	Next Evolution of Work	HRC
	Diversity and Inclusion Update	HRC
ETHICAL BUSINESS CONDUCT
As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism.
While reaching the bank’s business goals is critical to its success, equally important is the way these goals are achieved. There are a number of policies and procedures in place, including the Code, the Culture Framework, the Conduct Risk Management Policy, and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.
The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with the bank’s policies and procedures for ethical personal, business and market conduct. The corporate governance committee receives regular reports from management discussing the various policies and governance structures that support this important oversight function.
The corporate governance committee also oversees the status and effectiveness of the bank’s conduct risk management program, including receiving reports on any potential conduct risk trends and provides regular updates to the board.
Code of Conduct and Ethics
The Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on www.sedar.com and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on page 116 of this circular.
The Code establishes the standards that govern the way directors and employees deal with each other, as well as with shareholders, customers, governments, regulators, suppliers, competitors, the media and the public at large. Within this framework, all directors, officers and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and complete training on the contents of the Code and attest to their ongoing compliance with the Code annually.
The corporate governance committee annually reviews the Code and oversees monitoring compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2022, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the corporate governance committee by the human resources department or the conduct risk team. An annual report is submitted by the chief human resources officer to the corporate governance committee on the attestation process confirming the completion of training and attestation activities. Employees are required to report any suspected violations of the Code immediately to TD and various internal reporting channels are outlined in the Code under “Reporting Violations”. The human resources committee receives a report annually on the impact of risk and control related events, including Code violations on individual compensation and continuing employment of executives. Employees who may be uncomfortable using these internal channels can report possible violations anonymously through the TD Conduct and Ethics Hotline as described under “Internal Controls and Management Information Systems” above in this Schedule A. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.
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Insider Trading Policies
Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2022 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the bank’s compliance department and are subject to periods when trading is restricted. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Director Conflict of Interest
Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires to determine independence (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between them and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director’s potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer their resignation.
BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL
Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank’s business and operating environment.

The board is required to have a minimum of 12 directors. The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings.
Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and diverse perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for a fresh perspective with the broad experience needed to oversee a complex, multi-national banking enterprise.

The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board’s succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies relevant to the opportunities, risks, culture and ethics, and long-term strategy of the bank. In identifying individuals qualified to become candidates, the committee invites suggestions from other directors and management, and it often engages independent consultants. The chair leads the process and the CEO is included with a number of directors in the interview process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.
The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees and the contributions expected of individual directors. The corporate governance committee assesses the personal attributes, competencies and experience of each candidate to determine that they will be able to make an effective contribution to the work of the board. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each nominee at the annual shareholders’ meeting. The nominees
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identified in the “Director Nominees” section of this circular were recommended to the board by the corporate governance committee.
In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and considers unsolicited nominations. Such nominations should be addressed to the Board Chair at the address provided in the “Shareholder Inquiries” section of this circular. The Chair will bring to the attention of the corporate governance committee any unsolicited nominations that, in the Chair’s opinion, merit consideration by the committee.
Competencies and Skills/Experience Matrix

The board is composed of members with a broad spectrum of competencies (e.g., skills, educational backgrounds, experience and expertise from a range of industry sectors and geographies) that reflect the nature and scope of the bank’s business. All of the directors have significant expertise in executive leadership, and governance.

The corporate governance committee uses the following matrix to assess the collective skill and experience profile of the director nominees it recommends to the board taking into consideration the bank’s strategy, opportunities, risk profile and overall operations:

•
Executive Leadership in a large, complex organization

•
Financial Services

•
Insurance

•
Risk Management

•
Talent Management & Executive Compensation

•
Audit/Accounting

•
Capital Markets/Treasury

• Environmental, Social and Governance • Government/Public Affairs • Legal/Regulatory • Marketing/Digital/Data • Technology Management and Information Security • Operational Excellence
On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience competencies that the board needs to address its many responsibilities and long-term strategy of the bank. Directors annually self-assess their skills and experiences against the above listed competencies required by the board to discharge its responsibilities.
Each director nominee’s key competencies are listed in the charts under the “Director Nominees” section of this circular.
Diversity

The board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the bank’s commitment to diversity and inclusion at all levels of the bank’s workforce.

As set out in the bank’s Board Diversity Policy, when identifying and considering qualified candidates for the board, the CGC considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background and other attributes, while recognizing that the board is comprised of a limited number of individuals. The board has established a goal that women and men each comprise at least 30% to 40% of the board’s directors. In addition to its own consideration of candidates to recommend for appointment to the board, the CGC also may engage recruitment firms to identify candidates with particular competencies and personal attributes, including the diversity criteria set out in the bank’s Board Diversity Policy. As well, the board’s annual self-evaluation process includes an assessment of the board’s mix of members, skills, experience, diversity and other characteristics. This year, women comprise 50% (7 of 14) of all director nominees. In addition, 43% (6 of 14) of all director nominees voluntarily self-identified as a visible minority(1), an Indigenous person(2), 2SLGBTQ+(3) or a person with a disability(4). This includes 29% (4 of 14) who self-identified as a visible minority or an Indigenous person.
The bank also sets goals for representation of women and other diverse groups at the bank’s senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on at least a quarterly basis. In 2021, the bank introduced a commitment to reach 45%

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(2)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“2SLGBTQ+” is defined as a member of the Two Spirit, Lesbian, Gay, Bisexual, Transgender, Queer, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

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representation of women in roles titled vice president and above in Canada by 2025. In 2020, the bank also introduced commitments to double Black representation across executive roles titled vice president and above in North America by 2022, and to increase combined Black, Indigenous and minority representation across executive roles titled vice president and above in North America to 25%, with specific focus on increasing Black and Indigenous representation. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees. As of October 31, 2022, women comprised 40.3% of all roles titled vice president and above in Canada, and 29% (4 of 14) of SET members. The bank achieved its commitment to double the representation of Black colleagues in VP+ executive roles by the end of 2022, and the bank is also on track to deliver on its broader and longer-term commitment to achieve 25% Black, Indigenous and minority representation in VP+ executive roles across North America. As of October 31, 2022, combined Black, Indigenous and minority representation at these levels was at 22.5%. Additional information about TD’s diversity and inclusion activities and performance will be included in the bank’s 2022 ESG Report, scheduled for release in March 2023.
Proxy Access Policy
Under the bank’s proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the bank’s proxy circular and form of proxy and ballot for the annual shareholders’ meeting. The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders’ meeting may not exceed 20% of the board’s size.
The bank will include the names of the person(s) nominated by shareholders in its proxy circular in a manner that clearly sets out the choices available to shareholders and the board’s recommendations. The names of the proxy access nominees will also be included in the bank’s form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board’s recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.
The ownership threshold of 5% of common shares of the bank that is contained in the bank’s proxy access policy is the minimum threshold currently permitted by the Bank Act. A lower ownership threshold of 3% of common shares is prevalent in the form of proxy access adopted by companies in the U.S. and is preferred by some of the bank’s shareholders in Canada. The Department of Finance (Canada) has engaged in a consultation process with a view to updating the Bank Act. In that context, the bank made a submission (available at the following link: www.td.com/governance/proxy-access.jsp) proposing that the proxy access framework which has been adopted by the bank be incorporated into the Bank Act, but with the 3% ownership threshold. Amendments to the corporate governance provisions of the Bank Act were not included in the priority amendments to the Act announced in March 2018. At that time, the government also announced that additional legislative amendments will be proposed that will include corporate governance, and the government extended the sunset provision in the Bank Act for an additional five years to 2023. If and when the proposed legislative changes outlined in the letter are made, TD’s board of directors intends to lower the minimum ownership threshold in the bank’s proxy access policy to 3% from 5%.
The bank is aware that some shareholders would prefer to see proxy access adopted by way of a by-law approved by shareholders. The bank currently expects that, following the enactment of corporate governance changes to the Bank Act flowing from the review mentioned above, the bank will update its by-law. When this happens, the bank will give effect to the terms of its proxy access policy in its by-law.
Assessments
The board annually evaluates the effectiveness of the board and its chair, its committees and their chairs, individual directors, and the CEO.
The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an independent consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board’s approach to the feedback process is meant to be constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors’ functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the Board Chair and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.
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Annual Assessments	Participants	Process
Board Feedback	All directors and select executives
•
Participants complete a comprehensive feedback survey on board effectiveness and performance.

•
Feedback is sought on a variety of matters, including what the board could do differently, what the board’s priorities should be in the coming year, execution of the bank’s strategy, oversight of the bank’s risk appetite, and overall effectiveness of communications between the board and senior management.

•
Responses are submitted to an independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair to identify key themes and possible actions.

•
The Board Chair leads a discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•
The Board Chair then leads a discussion with the board on the results and proposed priorities of the board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual Director Feedback	All directors
•
The Board Chair has one-on-one discussions with each director.

•
The Board Chair first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and other directors.

•
The Board Chair then meets with each director to provide individual feedback.

Committees and Committee Chairs Feedback	All committee members
•
Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each Committee Chair.

•
Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive(s) supporting each committee are invited to participate in a portion of the session.

Board Chair Feedback	All directors and select executives
•
As part of a comprehensive board feedback survey, participants are asked to assess and comment on the Board Chair’s performance.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
•
The chair of the human resources committee leads an in-camera discussion with the board (with the Board Chair absent) and meets with the Board Chair to provide feedback and develop objectives for the coming year.

•
These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

Chief Executive Officer Feedback	All directors and select executives
•
As part of the annual board feedback survey, participants are asked to assess and comment on the CEO’s performance. To aid in this assessment, all directors receive a copy of the CEO’s self-assessment of performance against the corporate goals and objectives agreed to by the CEO and the board at the beginning of the year.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair and the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The Board Chair, together with the chair of the human resources committee, leads an in-camera discussion of the results with the human resources committee and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

•
The CEO’s corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO’s compensation, are reviewed and recommended by the human resources committee and approved by the board.

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Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors the implementation of action plans by the Board Chair and the board’s committees in light of their respective objectives. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.
The corporate governance committee identifies any recurring themes across committees and oversees the continued improvement in board and committee processes for agenda time management, presentations and continuing education opportunities.
Retirement Age and Term Limits Policy

The Board’s Term Limits, combined with director independence assessments and the board evaluation process, assist the board in identifying effective and independent-minded directors to nominate for election, and in conducting succession planning which balances the goal of bringing new perspectives and diversity to the board with an appropriate degree of continuity and adequate opportunity for the transition of board roles and responsibilities.

The bank’s Corporate Governance Guideline provides that no director will serve beyond the annual meeting following their 75th birthday. Subject to this limit, as well as receiving solid annual performance assessments and being annually re-elected by shareholders, directors may serve on the board for up to 10 years. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further five years. The board may also, on recommendation of the corporate governance committee, waive the term and/or age limits for the directors, the Board Chair and the Committee Chairs if it is in the best interest of the Bank to do so. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as they hold such office.
Other Considerations

All directors are expected to meet the highest ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.
The corporate governance committee also considers each nominee’s ability to make a contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.
Election of Directors and Majority Voting Policy
The bank’s Majority Voting Policy states that, if a director nominee in an uncontested election receives from the common shares voted at the meeting or by proxy a greater number of shares withheld than shares voted in favour of their election (i.e. the nominee is not elected by at least a majority of 50% + 1 vote), they must immediately tender their resignation to the Board Chair. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders their resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender their resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors; that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.
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COMPENSATION GOVERNANCE
Director Compensation
The corporate governance committee reviews director compensation to satisfy itself that it is appropriate within the market and aligns directors’ and shareholders’ interests. The board determines the amount and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.
Executive Compensation

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value over the long-term. The bank’s executive compensation program is overseen by the board and its human resources committee and is fully described in the “Approach to Executive Compensation” section of this circular.

The human resources committee, with the benefit of advice from its independent advisor, Hugessen Consulting Inc., reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2022 Performance and Compensation” section of this circular, other members of the senior executive team, heads of control functions, and the 50 highest paid employees across the bank. The human resources committee also approves aggregate compensation awards under all executive compensation and equity plans, and has oversight accountability for all material employee compensation plans. The human resources committee also reviewed the executive compensation disclosure in this circular before it was approved by the board. The bank has adopted certain policies and processes that align with best practices such that risk is appropriately considered in compensation plans, including:
•
at year end, the CRO presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•
any changes to the plan design for material compensation plans must be reviewed and endorsed by a challenge committee and subsequently by the CRO to confirm that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

•
all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•
the human resources committee has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•
the human resources committee has discretion to reduce or cancel unvested deferred compensation;

•
a comprehensive claw back feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans, and in addition all equity awards granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct;

•
a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•
share ownership requirements including post-retirement holding requirements for the most senior executives, including two years post-retirement for the CEO and one year for the other named executive officers.

Information on the human resources committee’s independent advisor can be found in the “Independent Advisors” section of the “Report of the Human Resources Committee”.
CEO Compensation
The board annually assesses the CEO’s performance against pre-defined corporate goals and objectives. With the benefit of advice from its independent advisor, the human resources committee recommends the CEO’s salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes the results of a comprehensive 360° assessment process that incorporates feedback from all board and SET members. The assessment includes consideration of performance against the goals and objectives agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer experience, colleague and environmental, social and governance measures. For a detailed analysis of the CEO’s compensation in fiscal 2022, see the “CEO Compensation” section of this circular.
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BOARD COMMITTEES

The board has four committees: audit, corporate governance, human resources, and risk. More information on these committees can be found above in “Report of the Human Resources Committee” and below in the “Reports of the Board of Directors and Committees” sections of this Schedule A.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board’s committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members. In recommending membership on committees, the corporate governance committee constitutes each committee with directors with the right mix of experience, expertise and diverse perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. The corporate governance committee is composed of the Board Chair and the chairs of the audit committee, risk committee and human resources committee. Each committee may conduct all or part of any meeting in the absence of management. Each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets on its own as well as separately with each of the CEO, chief financial officer, general counsel, chief auditor, chief risk officer, chief compliance officer, chief anti-money laundering officer and shareholders’ auditor at each of its regularly scheduled quarterly meetings.
Each committee reviews its charters annually to satisfy itself that it is operating effectively. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.
REPORTS OF THE BOARD OF DIRECTORS AND COMMITTEES
The board and its committees regularly review the bank’s governance policies and procedures to be sure they meet or exceed evolving regulatory and market expectations. The reports of the board and its committees below are all as at October 31, 2022.
REPORT OF THE BOARD OF DIRECTORS
The board’s activities are conducted in accordance with the responsibilities set out in the board’s charter (see “Board Mandate” in this Schedule A for details). The board is satisfied that it has fulfilled its responsibilities in fiscal 2022.
Succession Planning and Talent Development
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Reviewed the bank’s ongoing succession planning and talent management strategy overall and for key leadership roles.

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Received updates on the bank’s diversity and inclusion programs, including enhancements to accelerate representation across business segments.

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Reviewed reports on colleague engagement and development, including updates on the bank’s people strategy.

Strategy
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Reviewed, provided input and approved the bank’s 2023 integrated plan, including the long-term strategic plan and the financial, capital and liquidity plans in keeping with the bank’s purpose.

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Evaluated the top and emerging risks, including recession risk, competitive, economic and geopolitical dynamics, and the programs implemented to address them.

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Evaluated organic and acquisition growth opportunities, strategic opportunities, and emerging capabilities as well as investments in, and implementation of, platforms and technologies to deliver customer experience leadership across digital, branch/store and all other distribution channels, to support the bank’s long-term strategy.

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Reviewed the bank’s digital, technology and cybersecurity programs, including the use of Cloud(5).

(5)
Additional information about the bank’s approach to data security (including cybersecurity) is available in the bank’s 2022 Annual Report and its annual ESG Report.

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Strategy (continued)
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Considered the implications of the post pandemic environment for each segment strategy, as well as enterprise-wide downturn readiness, the workplace and operating environment, changes in consumer behaviour and expectations, and the evolving competitive landscape.

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Reviewed progress related to the bank’s ESG strategies, priorities and programs, including with respect to the bank’s financed emissions target setting.

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Monitored the bank’s inorganic growth strategy and initiatives, including the pending acquisitions of First Horizon Corporation and Cowen Inc. to accelerate the bank’s long-term growth strategy.

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Received reporting on the bank’s data and analytics strategy, including deployment of enterprise-wide analytics technologies and platforms, and benefits of, and controls surrounding, the bank’s artificial intelligence (AI) and automation programs.

•
Regularly engaged management in constructive dialogue regarding the impact strategic decisions could have on the bank’s growth and long-term value and provided appropriate challenge and guidance to management.

Risk Management
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Upon the recommendation of the risk committee, approved the bank’s risk appetite statement and monitored adherence.

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Reviewed the bank’s enterprise-wide stress testing program and its output, including predicted impact of the stress scenarios on the bank’s capital and earnings.

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Reviewed the bank’s cyber security program, including threat readiness and resilience, and sustainability to monitor and respond to potential cyber-attacks.

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Considered the implications of the Russia/Ukraine conflict, including enhancements in the bank’s multi-layered defense program, market reaction and potential impacts on supply chains and inflation.

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Received regular reporting from the corporate governance committee on oversight of the bank’s conduct risk program.

Financial Reporting
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On the recommendation of the audit committee, approved the bank’s interim and annual consolidated financial statements, management’s discussion and analysis, and the earnings news releases on quarterly and annual results.

Operations
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Considered the risks facing the bank’s various businesses and regularly evaluated plans and progress to address critical operational risks with management.

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Received regular reporting from the bank’s chief risk officer and executive leaders on the bank’s response to the post pandemic environment, including updates on the bank’s focus on sustainability of key controls.

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Focused on the continued progress of initiatives to reduce costs and manage expenses in a sustainable manner and to achieve greater operational and project delivery excellence.

Board Succession
•
On the recommendation of the corporate governance committee, appointed Ms. Nancy Tower, former president and chief executive officer of Tampa Electric Company, which is a U.S. subsidiary of Emera Inc., a Nova Scotia based multi-jurisdiction energy leader, Ms. Mary Winston, former public-company chief financial officer of Family Dollar Stores Inc., Giant Eagle, and Scholastic Corp. and Mr. Ajay Virmani, chief executive officer of Cargojet Inc., to the board of directors. Further details are included in the “Report of the Corporate Governance Committee” in this circular.

The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2022, are provided in this circular. Detailed disclosure of the bank’s corporate governance policies and practices are set out above in this Schedule A. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.
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REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
Committee Members (at fiscal year-end)
Brian M. Levitt (chair); Amy W. Brinkley; Karen E. Maidment; and Alan N. MacGibbon
Independence The committee is composed entirely of independent directors	Meetings 7 during fiscal 2022	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2022
Responsibilities
The corporate governance committee, chaired by the Board Chair, is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices and standards. The committee’s main responsibilities, as set out in its charter, include:
•
identifying individuals qualified to become board members and recommending to the board the director nominees for the next annual shareholders’ meeting and recommending candidates to fill vacancies on the board that occur between meetings of the shareholders;

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developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank;

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satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

•
overseeing the bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for environmental and social matters;

•
providing oversight of enterprise-wide conduct risk and acting as the conduct review committee of the bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions;

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overseeing the establishment and maintenance of policies in respect of the bank’s compliance with the consumer protection provisions of the Financial Consumer Protection Framework (FCPF); and

•
overseeing the evaluation of the board and committees.

The committee meets regularly without management present, and separately with the general counsel and with the chief compliance officer.
2022 Highlights
The committee reviewed a number of initiatives to carry out its mandate and further improve the bank’s governance practices and standards, including:
Oversight of Board Effectiveness
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Monitored the effective operation of the board and its committees, including the allocation of activities between committees.

•
Conducted the annual assessment of the board, its committees and their chairs, and of individual directors.

Board and Committee Composition
•
Continued to develop Board succession and candidate pipeline, with a focus on director diversity.

•
During the 2022 fiscal year, the committee recommended that the board appoint Nancy Tower, Mary Winston and Ajay Virmani, as new directors. Each of Ms. Tower, former president and chief executive officer of Tampa Electric Company, which is a U.S. subsidiary of Emera Inc., a Nova Scotia based multi-jurisdiction energy leader, Ms. Winston, former public-company chief financial officer of Family Dollar Stores Inc., Giant Eagle, and Scholastic Corp. and Mr. Virmani, chief executive officer of Cargojet Inc, were determined by the committee to be excellent candidates. For further information about the competencies and personal attributes of Ms. Tower, Ms. Winston and Mr. Virmani, see the “Director Nominees” section of this circular.

•
Oversaw a comprehensive director orientation process for the bank’s new directors and received a report on the effectiveness of the director continuing education program.

•
Reviewed the director skills/experience matrix to satisfy itself that it continues to reflect the most relevant skills, experiences and competencies.

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Purpose and Environmental, Social and Governance Matters
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Received updates on the bank’s ESG strategy, reporting and performance.

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Received updates on setting and operationalizing financed emissions targets.

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Monitored ESG-related risks and opportunities, including receiving presentations on stakeholder feedback and governance developments.

•
Reviewed an annual calendar of proposed ESG-related presentations for the board and its committees.

Shareholder Engagement	• Oversaw engagement by directors and management with shareholders on a range of topics, including ESG-related matters.
Governance Developments	• Received reports on evolving regulatory practices, legislative changes and industry developments that may impact the bank’s own governance practices.
Oversight of Conduct Risk and Ethical Behaviour; Senior Customer Complaints Office (“SCCO”)
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Received regular reports from Enterprise Conduct Risk and the Senior Customer Complaints Office including a review of conduct risk metrics, founded code breaches, escalated customer complaints, industry events, and related business initiatives.

•
Received regular reports from the bank’s chief compliance officer, including on the bank’s implementation and integration of the Financial Consumer Protection Framework (FCPF) and the bank’s complaint-handling procedures.

Regulatory Requirements and Supervisory Expectations for Boards of Directors	• Monitored that the committees of the board meet the oversight expectations of the bank’s regulators and supervisory authorities.
Subsidiary Governance
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Reviewed the linkages between the bank’s board and the boards of directors of the bank’s U.S. bank holding companies and the bank’s U.S. banking subsidiaries, including management’s report on the effectiveness of the subsidiary governance control framework.

•
Received management’s report on global regulatory developments and legislative changes as well as internal corporate reorganizations impacting the bank’s subsidiaries.

REPORT OF THE AUDIT COMMITTEE
Committee Members (at fiscal year-end)
Alan N. MacGibbon* (chair); Brian C. Ferguson*; Jean-René Halde; Claude Mongeau*; S. Jane Rowe*; Nancy G. Tower*; and Mary A. Winston* (*audit committee financial experts)
Independence The committee is composed entirely of independent directors	Meetings 9 during fiscal 2022, including 2 joint sessions with the risk committee (the shareholders’ auditor attended all meetings)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2022
Responsibilities
The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and the effectiveness of the internal and external audit functions, compliance and anti-money laundering. Members of the committee are expected to be financially literate or willing and able to acquire knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee’s main responsibilities, as set out in its charter, include:
•
overseeing reliable, accurate and clear financial reporting to shareholders;

•
overseeing the effectiveness of internal controls, including internal control over financial reporting;

•
being directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor  —  the shareholders’ auditor reports directly to the committee;

•
receiving reports from the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer, and chief anti-money laundering officer, and evaluating the effectiveness and independence of each;

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•
overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank’s compliance with the laws and regulations that apply to it; and

•
acting as the audit committee for certain subsidiaries of the bank that are federally-regulated financial institutions.

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, the chief executive officer, the chief financial officer, the general counsel, the chief auditor, the chief compliance officer, and the chief anti-money laundering officer.
2022 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives:
Oversight of Internal Controls
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Reviewed information with respect to key controls over financial reporting, testing of internal controls over financial reporting and the results thereof, and monitored key internal control issues, the associated risks, and the status of corrective actions. Areas of particular focus included:

–
Allowance for credit losses

–
Fair value measurement of derivatives

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Valuation of provision for unpaid claims

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Measurement of provision for uncertain tax positions

•
Received regular updates from the finance function on key controls and processes to satisfy itself that financial reporting is reliable and accurate.

•
Reviewed the opinion of the chief compliance officer on the adequacy of, adherence to, and effectiveness of enterprise-wide regulatory controls.

•
Received updates from the internal audit, finance, compliance and anti-money laundering functions to satisfy itself that there are adequate resources with experience and knowledge in each of the key oversight functions, as well as appropriate succession planning for all key resources.

•
Reviewed and approved the annual internal audit plan, including the risk assessment methodology to satisfy itself that the plan is appropriate, risk-based and is aligned with the risk profile of the bank and stakeholder expectations.

•
Received regular updates from the bank’s chief auditor on the status of major audits, effectiveness, optimization and sustainability of key controls, including related to top and emerging risks, and enterprise-wide themes.

•
Received regular updates from the shareholders’ auditor on the status of their review and reporting relating to the effectiveness of the bank’s internal control over financial reporting.

Oversight of Shareholders’ Auditor
•
Oversaw the work of the shareholders’ auditor, including review of audit plans, associated fees and their work related to areas of significant audit risk in accounts or disclosures that are material to the consolidated financial statements and involve especially challenging, subjective or complex judgments, including those related to the particular areas of focus for internal controls oversight as noted above.

•
•
Conducted an annual review of the shareholders’ auditor, including in respect of: the auditor’s independence and objectivity; quality of the engagement team, and its communications and interactions with the auditor; and quality of service provided. The committee concluded that the results of the annual review of the shareholders’ auditor were satisfactory.

•
Received updates on the action plans resulting from the annual review, including updates on the audit quality indicators incorporated into the 2022 auditor assessment report.

•
Reviewed and approved the shareholders’ auditor.

•
Reviewed the annual independence report of the shareholders’ auditor and recommended to the board for recommendation to the shareholders the appointment of the shareholders’ auditor.

•
Reviewed the 2022 Canadian Public Accountability Board (CPAB) Interim Inspections results.

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Oversight of Shareholders’ Auditor (continued)
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Pre-approved all engagements with the shareholders’ auditor (including any audit and non-audit services).

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Reviewed updates from the shareholders’ auditor on auditing and regulatory developments globally affecting auditors and their impact on the bank, including the shareholders’ auditor’s governance standards in audit quality and enhanced processes to monitor and respond to potential fraud.

Finance and IFRS, Financial Reporting
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Oversaw the bank’s annual and quarterly financial reporting process, including the bank’s reporting under IFRS.

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Received regular updates from the finance function on the bank’s significant accounting policies, significant qualitative and quantitative judgments in accounting policies and estimates, and significant changes to financial statement disclosures, including those related to the particular areas of focus for internal controls oversight as noted above.

•
Received updates on the internal controls and financial reporting considerations of the pending acquisitions of First Horizon Corporation and Cowen Inc., including auditor independence matters for compliance with reporting deadlines and requirements.

•
Received updates on various financial reporting matters and accounting changes, as well as an education session on Environmental, Social and Governance (“ESG”) reporting and disclosures.

•
Received progress updates on the adoption of IFRS 17 and Insurance Contracts.

Compliance
•
Received updates on consumer protection compliance, including applicable regulatory developments.

•
Reviewed information with respect to compliance testing and monitoring matters, regulatory examinations, and ongoing regulatory updates.

•
Received regular updates from the bank’s chief compliance officer and compliance unit executives on the effectiveness of key regulatory controls, top and emerging risks, and key regulatory issues.

•
Provided effective challenge on the approach and methodology of assessing compliance department effectiveness and reviewed and approved the compliance department’s annual plan.

Anti-Money Laundering/ Terrorist Financing
•
Oversaw the execution and ongoing effectiveness of the anti-money laundering/anti-terrorist financing/economic sanctions/anti-bribery and anti-corruption program (AML program), including the related risk assessment.

•
Reviewed and approved the bank’s AML department annual plan, including the bank’s AML strategic priorities.

•
Received regular updates on the effectiveness of key controls, status of key initiatives, operational performance, top and emerging risks and regulatory developments.

•
Received regular updates from the bank’s chief anti-money laundering officer and key executives from the project team on the status of key technology- related projects to enhance operational effectiveness and efficiency.

For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” in the bank’s 2022 annual information form (www.sedar.com or www.td.com/investor/other.jsp).
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REPORT OF THE RISK COMMITTEE
Committee Members (at fiscal year-end)
Amy W. Brinkley (chair); Cherie L. Brant; Colleen A. Goggins; David E. Kepler; Alan N. MacGibbon; Karen E. Maidment; and Ajay K. Virmani
Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2022 (including 2 joint sessions with the audit committee, 1 joint session with the human resources committee)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2022
Responsibilities
The risk committee is responsible for overseeing the management of the bank’s risk profile and approving enterprise-wide risk management frameworks and policies that support compliance with the bank’s risk appetite and reinforce the bank’s risk culture. The committee’s main responsibilities, as set out in its charter, include:
•
Approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed

•
Reviewing and recommending the bank’s Enterprise Risk Appetite Statement for approval by the board

•
Overseeing the bank’s major risks as set out in the ERF

•
Reviewing the bank’s risk profile and performance against its Risk Appetite

•
Providing a forum for “big-picture” analysis of an enterprise view of risk including consideration of trends, and current and emerging risks

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present. The committee, together with the full board of directors, remain focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.
2022 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives:
Enterprise Risk Framework and Risk Appetite Process
•
Reviewed and approved the bank’s ERF, which continues to further integrate TD’s risk appetite statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk, its risk tolerances and escalation requirements.

•
Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank’s risk appetite statement prior to recommending the revised risk appetite statement to the board for approval.

•
Reviewed Risk Management’s assessment of the bank’s risk performance against its risk appetite statement as a key consideration in the decision-making process for senior management compensation.

•
Oversaw the further enhancement of risk frameworks for several of the bank’s major risk categories.

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Governance, Risk and Control
•
Engaged in comprehensive presentations on cybersecurity including updates on the evolving threat landscape, as well as the impacts of current geopolitical events, enhancements to controls and global incident response.

•
Reviewed management updates on technology including access management, insider risk, market risk, model risk, environmental, social and governance risks including climate change, operational risk including manual controls, people/talent risk including the impact of the pandemic, change and delivery risk including transformation risk, and third party risk.

•
Received progress updates on the pending acquisitions of First Horizon Corporation and Cowen Inc., including governance structures and integration risk.

•
Reviewed and approved the bank’s recovery and resolution plans and received reporting on related testing activities.

•
Received reports and engaged in discussions with executives from each of the bank’s primary business segments covering the businesses’ growth strategies, and management’s oversight of key risks, challenges, and mitigating actions.

•
Reviewed and approved the delegation of risk and credit limits to management.

•
Received reports on the bank’s operational resilience programs.

Emerging Risks
•
Reviewed emerging risk updates in enterprise risk dashboard reporting and discussed among other things: excessive inflation, rising interest rates and recession risk; operational resilience; geopolitical risks; and strategic risks of the evolving landscape.

•
Received an education session from an external speaker on issues related to the evolving ransomware and cyber threat environment and response practices.

Risk Culture
•
Continued focus on ensuring the bank supports a culture which promotes accountability, escalating and promptly resolving issues, learning from past experiences, and encouraging open communication and transparency on all aspects of risk taking.

Risk Management Activities
•
Reviewed presentations on risk management activities, including reports on compliance with risk management policies and limits, regulatory updates, the results of enterprise stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, an in-depth review of the bank’s credit portfolio including a review of the impact of inflation and recession risk.

•
Received management presentations on issues of specific relevance, such as environmental and social risk, operational resilience, Basel III reforms, regulatory compliance and conduct risk, including data governance and lifecycle management, third party risk, and manual controls.

•
Received comprehensive credit risk updates, including in the context of the ongoing Russia/Ukraine conflict and current market events.

•
Received progress updates on significant enterprise projects and initiatives.

•
Oversaw Treasury and Balance Sheet Management non-trading market and liquidity risks and related activities.

•
Assessed the effectiveness of Risk Management, the adequacy of its annual budget and resource plan, and approved its mandate.

•
•
Assessed the effectiveness of the chief risk officer and approved his mandate.

Risk Management Reports
•
Reviewed the quarterly enterprise risk dashboards, which include reporting on the bank’s top and emerging risks and performance against its risk appetite.

•
Received updates on the management of and significant exposures relating to the bank’s major risk categories, and other topical updates.

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SHAREHOLDER INQUIRIES
For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.
If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports
Transfer Agent
TSX Trust Company
301 – 100 Adelaide Street West,
Toronto, ON, M5H 4H1
1-800-387-0825 (Canada or U.S. only)
   or 416-682-3860
Facsimile: (for general inquiries) 1-888-249-6189
or (for sending proxies) 416-368-2502 or
(toll free Canada or U.S. only) 1-866-781-3111
Email: shareholderinquiries@tmx.com or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports
Co-Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
   or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
Annual and Quarterly Reports and Voting Results
Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access the bank’s quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank’s website on the day of release (www.td.com/investor/qr2023.jsp). Registered shareholders may cease to receive hard copies of the bank’s annual reports, containing the bank’s annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive a hard copy of an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise a hard copy of the annual report will continue to be sent to you.
If you wish to view a copy of the voting results from the meeting, you may find them on the bank’s website (www.td.com/annual-meeting/2023) or on www.sedar.com or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.
For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,
•
By phone at 416-944-6367 or 1-866-756-8936

•
By mail to:

The Toronto-Dominion Bank
c/o TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email to tdshinfo@td.com

You may contact the independent directors through the
Board Chair,
•
By mail to:

Mr. Brian M. Levitt
Board Chair
The Toronto-Dominion Bank
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. Levitt expressing an interest in communicating directly with the independent directors via the Board Chair will be communicated to Mr. Levitt.

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